  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 1996

                                                REGISTRATION NO. 333-07913
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                            AMENDMENT NO. 1 TO

                                   FORM S-4

                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933

                                ---------------

                           WEIRTON STEEL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     3312
           (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)

              DELAWARE                                  06-1075442
                                              (I.R.S. EMPLOYER IDENTIFICATION
          (STATE OR OTHER                                  NO.)
          JURISDICTION OF
          INCORPORATION OR
           ORGANIZATION)

                                ---------------

                            400 THREE SPRINGS DRIVE
                       WEIRTON, WEST VIRGINIA 26062-4989
                                (304) 797-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                            WILLIAM R. KIEFER, ESQ.
                            400 THREE SPRINGS DRIVE
                       WEIRTON, WEST VIRGINIA 26062-4989
                                (304) 797-2000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
                            HARVEY L. SPERRY, ESQ.
                           WILLKIE FARR & GALLAGHER
                              ONE CITICORP CENTER
                             153 EAST 53RD STREET
                           NEW YORK, NEW YORK 10022
                                (212) 821-8000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED OFFER TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  IF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED IN CONNECTION WITH THE FORMATION OF A HOLDING COMPANY AND THERE IS COMPLIANCE WITH GENERAL INSTRUCTION G, CHECK THE FOLLOWING BOX. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                        PROPOSED
                                          PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF      AMOUNT       MAXIMUM      AGGREGATE      AMOUNT OF
       SECURITIES            TO BE        OFFERING      OFFERING    REGISTRATION
    TO BE REGISTERED       REGISTERED  PRICE PER UNIT    PRICE           FEE
- ----------------------------------------------------------------------------------
11 3/8% Senior Notes Due
 2004..................   $125,000,000      100%      $125,000,000 $43,103.45(/1/)

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

(/1/) Previously paid.          ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  FORM S-4 ITEM NUMBER                    LOCATION IN PROSPECTUS
  --------------------                    ----------------------
 1. Forepart of the Registration State-
 ment and Outside   Front Cover Page of
 Prospectus.............................  Forepart of the Registration Statement
                                           and Outside Front Cover Page of
                                           Prospectus
 2. Inside Front and Outside Back Cover
 Pages of   Prospectus..................  Inside Front and Outside Back Cover
                                           Pages of Prospectus
 3. Risk Factors, Ratio of Earnings to
 Fixed Charges and   Other Information..  Summary; Selected Historical Financial
                                           and Operating Data; Risk Factors

 4. Terms of the Transaction............  Summary; The Exchange Offer;
                                           Capitalization; Description of Notes
 5. Pro Forma Financial Information.....  Not Applicable
 6. Material Contracts with the Company
 Being   Acquired.......................  Not Applicable
 7. Additional Information Required for
 Reoffering by   Persons and Parties
 Deemed to be Underwriters..............  Not Applicable
 8. Interests of Named Experts and Coun-
  sel...................................  Not Applicable
 9. Disclosure of Commission Position on
   Indemnification for Securities Act
 Liabilities............................  Not Applicable
10. Information with Respect to S-3
    Registrants.........................  Summary; Available Information;
                                           Incorporation of Documents by
                                           Reference; Management's Discussion
                                           and Analysis of Financial Conditions
                                           and Results of Operations; Business;
                                           Management
11. Incorporation of Certain Information
    by Reference........................  Incorporation of Documents by
                                           Reference
12. Information with Respect to S-2 or
    S-3 Registrants.....................  Not Applicable
13. Incorporation of Certain Information
    by Reference........................  Not Applicable
14. Information with Respect to
 Registrants Other than
   S-3 or S-2 Registrants...............  Not Applicable
15. Information with Respect to S-3
    Companies...........................  Not Applicable
16. Information with Respect to S-2 or
    S-3 Companies.......................  Not Applicable
17. Information with Respect to
 Companies Other Than
   S-3 or S-2 Companies.................  Not Applicable
18. Information if Proxies, Consents or
 Authorizations
   are to be Solicited..................  Not Applicable
19. Information if Proxies, Consents or
 Authorizations are   not to be           Incorporation of Documents by
 Solicited or in an Exchange Offer......   Reference; Summary

PROSPECTUS

   OFFER TO  EXCHANGE $1,000 IN PRINCIPAL  AMOUNT OF 11 3/8%  SENIOR NOTES
      DUE 2004 FOR  EACH $1,000  IN PRINCIPAL AMOUNT  OF OUTSTANDING  11
        3/8% SENIOR  NOTES DUE 2004  THAT WERE  ISSUED AND SOLD  IN A
           TRANSACTION   EXEMPT   FROM   REGISTRATION   UNDER   THE
             SECURITIES ACT OF 1933, AS AMENDED

                                ---------------
  Weirton Steel Corporation, a Delaware corporation (the "Company"), hereby offers to exchange (the "Exchange Offer") $125,000,000 in aggregate principal amount of its 11 3/8% Senior Notes Due 2004 (the "Exchange Notes") for $125,000,000 in aggregate principal amount of its outstanding 11 3/8% Senior Notes Due 2004 that were issued and sold in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Senior Notes" and, together with the Exchange Notes, the "Notes").

  The terms of the Exchange Notes are substantially similar (including principal amount, interest rate, maturity and ranking) to the terms of the Senior Notes for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Notes (i) are freely transferable by holders thereof (except as provided below) and are issued without any covenant regarding their registration. The Exchange Notes will be issued under the indenture governing the Senior Notes. The Exchange Notes will be, and the Senior Notes are, unsecured obligations of the Company and will be senior to all subordinated indebtedness and pari passu with all existing and future senior unsecured indebtedness of the Company. As of June 30, 1996, after giving effect to the offering of the Senior Notes, the Company had $433.2 million of outstanding senior unsecured indebtedness. The Company and its subsidiary have no senior secured indebtedness. For a complete description of the terms of the Exchange Notes, including provisions relating to the ability of the Company to create indebtedness that is senior or pari passu to the Exchange Notes, see "Description of the Notes." There will be no cash proceeds to the Company from the Exchange Offer.

  The Exchange Notes will bear interest from and including their respective dates of issuance. Holders whose Senior Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes, but will not receive any payment in respect of interest on the Senior Notes accrued after the issuance of the Exchange Notes.

  The Senior Notes were originally issued and sold on July 3, 1996 in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in Section 4(2) of the Securities Act and Rule 144A of the Securities Act (the "Initial Offering"). Accordingly, the Senior Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Based upon its view of interpretations provided to third parties by the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Senior Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder or any such other person which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act (an "Affiliate"), (ii) a broker-dealer who acquired Senior Notes directly from the Company or (iii) a broker-dealer who acquired Senior Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of business of such holder and any beneficial owner, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Each broker-dealer who acquired Senior Notes directly from the Company and is participating in the Exchange Offer must comply with the registration and prospectus delivery provisions of the Securities Act. Broker-dealers who acquired Senior Notes as a result of market making or other trading activities may use this Prospectus, as supplemented or amended, in connection with resales of the Exchange Notes. The Company has agreed that, for a period of 120 days after this Registration Statement is declared effective by the Commission, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. Each broker-dealer who receives Exchange Notes pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any

                                                       (continued on next page)
                                ---------------

  SEE "RISK FACTORS" ON PAGE 10 HEREOF FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 COMMISSION OR  ANY STATE SECURITIES  COMMISSION PASSED UPON THE  ACCURACY OR
  ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

The date of this Prospectus is August 9, 1996

(continued from previous page)

resale of such Exchange Notes. The Letter of Transmittal that is filed as an exhibit to the Registration Statement of which this Prospectus is a part (the "Letter of Transmittal") states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Any holder that cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

  The Senior Notes and the Exchange Notes constitute new issues of securities with no established public trading market. Any Senior Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Senior Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, and tendered but unaccepted, Senior Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Senior Notes will continue to be subject to the existing restrictions on transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Senior Notes except under certain limited circumstances. (See "Senior Notes Registration Rights.") No assurance can be given as to the liquidity of the trading market for either the Senior Notes or the Exchange Notes.

  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Senior Notes being tendered or accepted for exchange. The Exchange Offer will expire at 5:00 p.m., New York City time, on September 11, 1996, unless extended (the "Expiration Date"). The date of acceptance for exchange of the Senior Notes (the "Exchange Date") will be the first business day following the Expiration Date, upon surrender of the Senior Notes. Senior Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Periodic reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Company upon request. The Company's Common Stock is listed on the New York Stock Exchange. Periodic reports, proxy statements and other information filed by the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or on the Internet at http://www.sec.gov.

  The Company is required by the terms of the indenture dated as of July 3, 1996 between the Company and Bankers Trust Company, as trustee (the "Trustee"), under which the Senior Notes were issued, and under which the Exchange Notes are to be issued (the "Indenture"), to furnish the Trustee with annual reports containing consolidated financial statements audited by its independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE EXCHANGE OFFER COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE EXCHANGE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (3) the Company's Current Report on Form 8-K, filed May 29, 1996; and
(4) the Company's Current Report on Form 8-K, dated June 27, 1996.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the exchange offer made herein shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, FROM THE COMPANY. WRITTEN OR TELEPHONE REQUESTS SHOULD BE DIRECTED TO WEIRTON STEEL CORPORATION, 400 THREE SPRINGS DRIVE, WEIRTON, WEST VIRGINIA 26062-4989,
ATTENTION: WILLIAM R. KIEFER, VICE PRESIDENT-LAW AND SECRETARY (TELEPHONE 304-797-2000). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE MADE BY AUGUST 30, 1996.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   i
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   i
SUMMARY....................................................................   1
THE COMPANY................................................................   1
THE EXCHANGE OFFER.........................................................   4
TERMS OF THE NOTES.........................................................   6
RISK FACTORS...............................................................  10
  Consequences Of Failure To Exchange......................................  10
  Factors Relating To The Company..........................................  10
    Financial Results/Recent Developments..................................  10
    Deficiency of Earnings to Fixed Charges................................  11
    Collective Bargaining Agreements.......................................  11
    Environmental Compliance Expenditures..................................  11
    Leverage...............................................................  12
    Limitations on Raising Equity..........................................  12
    Voting Power...........................................................  13
    No Prior Market........................................................  13
    Change of Control......................................................  13
  Factors Relating To The Steel Industry...................................  13
    Cyclicality............................................................  13
    Capacity Utilization and Price Sensitivity.............................  13
    Competition............................................................  14
USE OF PROCEEDS............................................................  14
THE EXCHANGE OFFER.........................................................  15
  Purpose of the Exchange Offer............................................  15
  Terms of the Exchange....................................................  15
  Expiration Date; Extensions; Termination; Amendments.....................  16
  How to Tender............................................................  17
  Terms and Conditions of the Letter of Transmittal........................  19
  Withdrawal Rights........................................................  19
  Acceptance of Senior Notes for Exchange; Delivery of Exchange Notes......  20
  Conditions to the Exchange Offer.........................................  20
  Exchange Agent...........................................................  21
  Solicitation of Tenders; Express.........................................  21
  Appraisal Rights.........................................................  21
  Federal Income Tax Consequences..........................................  21
  Other....................................................................  22
CAPITALIZATION.............................................................  23
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS.....................................................  27
BUSINESS...................................................................  35
MANAGEMENT.................................................................  50
DESCRIPTION OF THE NOTES...................................................  53
  General..................................................................  53
  Redemption...............................................................  53
    Optional Redemption....................................................  53
    Selection and Notice of Redemption.....................................  53
    Sinking Fund...........................................................  54

                                                                           PAGE
                                                                           ----
  Certain Covenants.......................................................  54
    Limitations on Indebtedness...........................................  54
    Limitations on Restricted Payments....................................  54
    Limitations on Mergers, Consolidations and Sales of Assets............  55
    Limitations on Transactions with Affiliates...........................  55
    Restrictions on Disposition of Assets of the Company..................  56
    Limitations on Liens..................................................  56
    Limitations on Sale and Leaseback Transactions........................  56
    Limitations on Dividend and Other Payment Restrictions Affecting Sub-
     sidiaries............................................................  57
    Change of Control Option..............................................  57
    Reports to Holders of the Notes.......................................  59
  Certain Definitions.....................................................  59
  Events of Default and Notice Thereof....................................  65
  Modification and Waiver.................................................  66
  Satisfaction and Discharge of Indenture.................................  66
  Concerning the Trustee..................................................  66
  Book-entry; Delivery and Form...........................................  67
    Global Note...........................................................  67
    Certificated Securities...............................................  68
  Governing Law...........................................................  68
SENIOR NOTES REGISTRATION RIGHTS..........................................  68
PLAN OF DISTRIBUTION......................................................  70
LEGAL MATTERS.............................................................  71
EXPERTS...................................................................  71
INDEX TO FINANCIAL STATEMENTS............................................. F-1

                                    SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements included elsewhere or incorporated by reference into this Prospectus. Unless the context otherwise requires, the term "Company" refers to Weirton Steel Corporation and its sole subsidiary, Weirton Receivables, Inc. ("WRI").

                                  THE COMPANY

GENERAL

  The Company is a major integrated producer of flat rolled carbon steel which has been in the steelmaking and finishing business for more than 80 years. The Company focuses on higher value-added products with demanding specifications, such as tin mill products ("TMP") and coated sheet. TMP are sold primarily to manufacturing and packaging companies for use as food, non-carbonated beverage and general line cans; coated sheet is sold primarily to the construction industry for use in a broad variety of building products and to service centers. For the three months ended March 31, 1996, these value-added product lines accounted for approximately 68% of the Company's revenues and 55% of its shipments. Over the last five years, these value-added product lines have accounted for approximately 71% of the Company's revenues and 59% of its shipments. The remainder of the Company's revenues is derived from the sale of hot and cold rolled sheet, which is used primarily for machinery, construction products and other durable goods. The Company believes that its percentage of value-added products to total production is among the highest of integrated steel producers in the United States and provides it with a competitive advantage against both domestic and foreign commodity steel producers.

  Since 1988, the Company has made capital improvements in excess of $730 million, reduced its workforce by 31% and implemented a number of additional cost reduction initiatives, all of which have contributed to increased productivity. In particular, from 1988 to the first quarter of 1996, the Company increased its overall yields from liquid steel to finished product from approximately 74% to approximately 81% and reduced its employee hours per ton from 6.41 to 4.31.

  Incorporated in Delaware in November 1982, the Company acquired the principal assets of National Steel Corporation's former Weirton Steel Division in January 1984 through an employee stock ownership plan (the "1984 ESOP"). Substantially all the Company's employees participate in the 1984 ESOP and another stock ownership plan formed in 1989 (the "1989 ESOP," and together with the 1984 ESOP, the "ESOPs"), which collectively owned common stock and preferred stock accounting for approximately 48% of the total voting power of the Company's capital stock as of March 31, 1996.

BUSINESS

  TMP. The Company believes it is one of the largest domestic producers of TMP and that it is considered to be a leading innovator of TMP in the United States. TMP comprise a wide variety of light gauge coated steels, including tin plate and black plate products, as well as electrolytic chromium coated steel. The market for TMP is characterized by a relative balance between supply and demand, a comparatively high cost of entry, a limited number of suppliers, and major customers who traditionally have committed to a significant portion of their annual purchase requirements in advance. As a result, TMP have enjoyed more stable pricing, a greater resistance to recession and a higher level of revenue predictability from year to year than the steel industry as a whole. In the first quarter of 1996, the Company regained its TMP market share of 22% that it held in 1993, prior to a fire in April 1994 which extensively damaged the Company's No. 9 tandem mill (the "No. 9 Tandem Mill"). The No. 9 Tandem Mill, which processes 70% to 80% of the coils required to manufacture TMP, was out of operation until October 1994, and as a result, the Company's market share for TMP dropped to 15% in 1994. TMP represented 41% of the Company's total revenues in the first quarter of 1996 and 43% for the five years ended December 31, 1995.

  Sheet Products. The Company's sheet products include hot rolled, cold rolled and galvanized steel, which are used in a variety of industrial applications, including construction and consumer durables. Less than 3% of the Company's sales during the five year period ended December 31, 1995 were made directly to auto manufacturers, and the Company does not produce bars, rods, wire or structural products. The Company has sought to emphasize its higher value-added galvanized and coated product lines by developing new products and by offering a wide range of gauges, finishes and performance specifications. The Company emphasizes clean steel quality and produces sheets in narrow and medium widths. These factors have helped the Company achieve a higher degree of uniformity in its sheet products and have allowed it to specialize in orders with demanding specifications. Although demand for the Company's sheet products remained strong during 1995 and into the first quarter of 1996, selling prices in the steel industry (including those for the Company's products) steadily declined during 1995. During the first quarter of 1996, the Company and the industry in general announced price increases. In the second quarter of 1996, the Company began to realize a portion of these price increases in sales to certain of its customers. However, there can be no assurance that the Company will continue to realize such price increases, or that prices will not decline in the future. Sheet product sales represented 59% of the Company's total revenues for the three months ended March 31, 1996 and 57% for the five years ended December 31, 1995.

BUSINESS STRATEGY

  The Company's strategic objective is to be a first tier global provider, in terms of cost, quality and customer service, of tin plate and other specialty coated/plated products. The Company's strategy is to (i) continue to make cost and productivity improvements, (ii) continue to improve its product mix toward higher value-added products such as TMP and coated sheet and (iii) maximize the utilization of its assets.

  Cost and Productivity Improvements. The Company has identified several capital expenditure projects that are anticipated to reduce production costs and increase productivity, including a blast furnace reline and rebuild scheduled for the fourth quarter of 1996 and the upgrade of the turbo blower on its blast furnaces. Additionally, the Company is currently in the feasibility study stage for the installation of a Pulverized Coal Injection facility ("PCI") which would reduce the Company's dependence on coke. Further, management has recently initiated a new supply management program to coordinate the acquisition of goods and services, and a new scrap management program which is expected to allow for the use of lower cost scrap in the basic oxygen process.

  Improve Product Mix. The Company's strategy emphasizes the development, production and shipment of higher value-added products which have generally allowed the Company to realize higher margins. In particular, the Company is seeking to further increase its market share in TMP through increased sales to existing customers, the extension of its customer base and international expansion.

  Maximize Utilization of Assets. The Company is focusing on maximizing the utilization of certain key operating assets by (i) increasing blast furnace hot metal production, (ii) improving throughput at its caster and cold rolling facilities, and (iii) fully utilizing excess capacity at its hot strip mill.

RECENT DEVELOPMENTS

  On April 1, 1996, the Company announced that it shut down its No. 3 blast furnace (the "No. 3 Blast Furnace") for an unscheduled 10-day outage to install a new bell, a device which distributes the burden of raw materials into the furnace for smelting. The adverse impact of this outage on second quarter income from operations is expected to be between $5 million and $7 million.

  On May 29, 1996, the Company announced that it was reducing its supervisory and managerial workforce by approximately 200 employees, or approximately 20%, as part of its ongoing broad-based effort to improve its cost position. The restructuring charge associated with the workforce reduction is approximately $17 million and will be recorded in the second quarter of 1996. The Company expects the cash cost associated with the workforce reduction to be approximately $7.5 million over the next twelve months, with the remainder extending beyond that period. The Company does not believe the costs associated with the workforce reduction will have a significant impact on the Company's liquidity. While the Company has no specific plan to further reduce its workforce, it is currently evaluating further workforce reductions and, to the extent the Company pursues such alternatives, it may be required to record additional significant restructuring charges. The additional costs associated with the No. 3 Blast Furnace outage, coupled with the restructuring charge as well as any extraordinary loss associated with the repurchase of the 10 7/8% Notes and the 11 1/2% Notes, will likely cause the Company to report a net loss for the year ending December 31, 1996.

THE REFINANCING

  On May 29, 1996, the Company commenced a tender offer pursuant to which it offered to purchase up to $65 million aggregate principal amount of its outstanding 10 7/8% Senior Notes due October 15, 1999 (the "10 7/8% Notes") and up to $35 million aggregate principal amount of its outstanding 11 1/2% Senior Notes due March 1, 1998 (the "11 1/2% Notes") at an aggregate principal price of approximately $106.0 million (the "Tender Offer"). The consideration for 10 7/8% Notes tendered pursuant to the Tender Offer was $1,053.77 per $1,000 principal amount and the consideration for 11 1/2% Notes tendered pursuant to the Tender Offer was $1,048.06 per $1,000 principal amount, in each case plus accrued interest up to, but not including, the payment date. The purpose of the Tender Offer was to extend the maturities of the Company's outstanding indebtedness by refinancing the 10 7/8% Notes and 11 1/2% Notes purchased pursuant to the Tender Offer with the proceeds from the issuance and sale of the Senior Notes.

  The Tender Offer expired at 5:00 p.m., New York City Time on June 27, 1996. On July 3, 1996, the Company issued and sold (the "Initial Offering") $125,000,000 aggregate amount of 11 3/8% Senior Notes due 2004 (the "Senior Notes"). The Senior Notes were sold at a discount of 98.088% to par. The net proceeds to the Company, after underwriting commissions of $3.4 million and approximately $0.5 million of other fees and expenses of the Initial Offering, were approximately $118.7 million. The Company used a portion of the proceeds from the Initial Offering to repurchase, concurrently with the consummation of the sale of the Notes, $35 million aggregate principal amount of 11 1/2% Notes and $65 million aggregate principal amount of 10 7/8% Notes tendered pursuant to the Tender Offer, for an aggregate purchase price, inclusive of related tender fees and expenses, of approximately $106.0 million. See "Use of Proceeds."

  The Company's principal executive offices are located at 400 Three Springs Drive, Weirton, West Virginia, 26062-4989 (telephone (304) 797-2000).

                               THE EXCHANGE OFFER

THE EXCHANGE OFFER..........  The Company is offering to exchange (the
                              "Exchange Offer") $125,000,000 aggregate principal amount of 11 3/8% Senior Notes due 2004 (the "Exchange Notes") for $125,000,000 aggregate principal amount of its outstanding 11 3/8% Senior Notes due 2004 (the "Senior Notes"). The Senior Notes were issued and sold by the Company on July 3, 1996 in a transaction exempt from registration under Section 4(2) of, and Rule 144A under, the Securities Act. See "The Exchange Offer--Purpose of the Exchange Offer." The form and terms of the Exchange Notes are substantially similar (including principal amount, interest rate, maturity and ranking) to the form and terms of the Senior Notes for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Notes are freely transferable by holders thereof except as provided herein (see "The Exchange Offer--Terms of the Exchange" and "--Terms and Conditions of the Letter of Transmittal") and are not subject to any covenant regarding registration under the Securities Act.

                              Exchange Notes issued pursuant to the Exchange Offer in exchange for the Senior Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an Affiliate of the Company,
                              (ii) a broker-dealer who acquired Senior Notes directly from the Company or (iii) a broker-dealer who acquired Senior Notes as a result of market making or other trading activities), without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Each broker-dealer who acquired Senior Notes directly from the Company and is participating in the Exchange Offer must comply with the registration and prospectus delivery provisions of the Securities Act. Each broker-dealer who receives Exchange Notes pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging, and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

MINIMUM CONDITION...........  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Senior
                              Notes being tendered or accepted for exchange.

EXPIRATION DATE.............
                              The Exchange Offer will expire at 5:00 p.m., New York City time, on September 11, 1996 unless extended (the "Expiration Date").

                              Letters of Transmittal must be received no later
EXCHANGE DATE...............  than the Expiration Date to effect an exchange of
                              Senior Notes for Exchange Notes on the Exchange Date. The first date of acceptance for exchange for the Senior Notes will be the first business day following the Expiration Date.

CONDITIONS TO THE EXCHANGE
 OFFER......................  The obligation of the Company to consummate the
                              Exchange Offer is subject to certain conditions. See "The Exchange Offer--Conditions to the Exchange Offer." The Company reserves the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such condition.

WITHDRAWAL RIGHTS...........  Tenders may be withdrawn at any time prior to the
                              Expiration Date. Any Senior Notes not accepted for any reason will be returned without expense to the tendering holders thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

PROCEDURES FOR TENDERING
 SENIOR NOTES...............  See "The Exchange Offer--How to Tender."

FEDERAL INCOME TAX
 CONSEQUENCES...............  The exchange for Exchange Notes by holders of
                              Senior Notes will not be a taxable exchange for federal income tax purposes, and such holders should not recognize any taxable gain or loss or any interest income as a result of such exchange.

EFFECT ON HOLDERS OF
SENIOR NOTES................  As a result of the making of this Exchange Offer, and upon acceptance for exchange of all validly tendered Senior Notes pursuant to the terms of this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Senior Notes and the Registration Rights Agreement (the "Registration Rights Agreement") dated as of July 3, 1996 among the Company, Lehman Brothers Inc. and Salomon Brothers Inc as initial purchasers (collectively, the "Initial Purchasers"), and, accordingly, the holders of the Senior Notes will have no further registration or other rights under the Registration Rights Agreement, except under certain limited circumstances. See "Senior Notes Registration Rights." Holders of the Senior Notes who do not tender their Senior Notes in the Exchange Offer will continue to hold such Senior Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture. All untendered, and tendered but unaccepted, Senior Notes will continue to be subject to the restrictions on transfer provided for in the Senior Notes and the Indenture. To the extent that Senior Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Senior Notes could be adversely affected. See "Risk Factors-- Consequences of Failure to Exchange."

                               TERMS OF THE NOTES

  The Exchange Offer applies to $125,000,000 aggregate principal amount of Senior Notes. The form and terms of the Exchange Notes are substantially similar to the form and terms of the Senior Notes except that the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. The Exchange Notes will evidence the same debt as the Senior Notes and will be entitled to the benefits of the Indenture. See "Description of the Notes."

NOTES OFFERED...............  $125,000,000 principal amount of 11 3/8% Senior
                              Notes Due 2004.

MATURITY....................  July 1, 2004.

INTEREST PAYMENT DATES......  Interest on the Notes will be payable in cash semiannually on July 1 and January 1 of each year, commencing January 1, 1997.

RANKING.....................  The Notes will be unsecured obligations of the
                              Company and will be senior to all subordinated indebtedness of the Company and pari passu with all existing and future senior unsecured indebtedness of the Company.

OPTIONAL REDEMPTION.........  The Notes are not redeemable prior to July 1,
                              2000. On and after July 1, 2000, the Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein, together with accrued interest thereon to the redemption date. See "Description of the Notes--Redemption--Optional Redemption."

MANDATORY REDEMPTION........  There are no mandatory redemption provisions for the Notes.

CHANGE OF CONTROL...........  Upon a Change of Control (as defined herein), each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's outstanding Notes at 101% of the principal amount thereof, together with accrued interest thereon to the repurchase date. See "Description of the Notes--Certain Covenants-- Change of Control Option."

CERTAIN COVENANTS...........  The Indenture contains covenants including, but not limited to, covenants with respect to the following matters: (i) limitations on indebtedness; (ii) limitations on restricted payments; (iii) limitations on mergers, consolidations and sales of assets; (iv) limitations on transactions with affiliates; (v) restrictions on disposition of assets of the Company; (vi) limitations on liens; (vii) limitations on sale and leaseback transactions; and (viii) limitations on dividend and other payments restrictions affecting subsidiaries. The protections afforded holders of Notes in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders are set forth in the foregoing covenants and fully discussed in "Description of the Notes--Certain Covenants." Holders of Notes should carefully review these covenants prior to making a decision with respect to the Exchange Offer.

RISK FACTORS................  Holders of Senior Notes should carefully consider the matters set forth under the caption "Risk Factors" prior to making a decision with respect to the Exchange Offer. See "Risk Factors."

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

  The following table sets forth summary historical financial and operating data for the Company for the three months ended March 31, 1996 and March 31, 1995 and for each fiscal year in the five-year period ended December 31, 1995. The summary historical financial data for the Company for each fiscal year in the five-year period ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company. The historical financial data for the three months ended March 31, 1996 and March 31, 1995 have been derived from the Company's unaudited financial statements which, in the opinion of management of the Company, contain all adjustments necessary for a fair presentation of this information. The historical data with respect to the results of operations for the three months ended March 31, 1996 should not be regarded as necessarily indicative of the results that may be expected for the entire year. This historical data should be read in conjunction with the consolidated financial statements and notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. See "Incorporation of Documents by Reference."

                            THREE MONTHS
                                ENDED
                              MARCH 31,                 YEAR ENDED DECEMBER 31,
                          ------------------  ------------------------------------------------
                            1996      1995      1995      1994      1993      1992      1991
                          --------  --------  --------  --------  --------  --------  --------
                                      (DOLLARS IN MILLIONS EXCEPT TON DATA)
                             (UNAUDITED)
INCOME STATEMENT DATA:
 Net sales..............    $340.9    $354.7  $1,351.7  $1,260.9  $1,201.1  $1,078.7  $1,036.3
 Operating costs:
 Cost of sales..........     310.8     299.2   1,180.1   1,136.9   1,105.6   1,010.0   1,019.3
 Selling, general and
  administrative ex-
  penses................       9.5       8.2      34.4      31.5      32.5      30.5      29.1
 Depreciation...........      14.5      15.1      54.7      46.3      49.1      38.6      34.3
 Provision for profit
  sharing(1)............       --       16.1      24.2      17.6       --        --        --
 Special items(2).......       --      (34.0)    (41.5)    (20.0)     17.3       --        --
                          --------  --------  --------  --------  --------  --------  --------
 Income (loss) from op-
  erations..............       6.1      50.1      99.8      48.6      (3.4)     (0.4)    (46.4)
 Unusual gain(3)........       --        --        9.0      44.7       --        --        --
 Net interest ex-
  pense(4)..............       8.9       9.6      37.9      44.1      50.2      37.9      29.7
 ESOP contributions(5)..       0.7       0.7       2.6       2.6       2.6       2.6       2.6
                          --------  --------  --------  --------  --------  --------  --------
 Income (loss) before
  income taxes..........      (3.5)     39.8      68.3      46.6     (56.2)    (40.9)    (78.7)
 Income tax (provision)
  benefit...............       0.7      (7.7)    (13.2)     (7.5)     13.3       4.8       4.0
                          --------  --------  --------  --------  --------  --------  --------
 Income (loss) before
  extraordinary item and
  cumulative effect of
  changes in accounting
  principles............      (2.8)     32.1      55.1      39.1     (42.9)    (36.1)    (74.7)
 Extraordinary item(6)..       --        --       (6.7)     (3.9)     (6.5)      --        --
 Cumulative effect of
  changes in accounting
  principles(7).........       --        --        --        --     (179.8)      4.3       --
                          --------  --------  --------  --------  --------  --------  --------
 Net income (loss)......      (2.8)     32.1      48.4      35.2    (229.2)    (31.8)    (74.7)
 Less: Preferred stock
  dividend requirement..       --        --        --       (2.4)     (3.1)     (3.1)      --
                          --------  --------  --------  --------  --------  --------  --------
 Net income (loss) ap-
  plicable to common
  shares................  $   (2.8) $   32.1  $   48.4  $   32.8  $ (232.3) $  (34.9) $  (74.7)
                          ========  ========  ========  ========  ========  ========  ========
PER COMMON SHARE DATA:
 Income (loss) per com-
  mon share before ex-
  traordinary item......  $  (0.07) $    .73  $   1.26  $   1.06  $  (1.74) $  (1.57) $  (3.49)
 Income (loss) per com-
  mon share before cumu-
  lative effect of ac-
  counting changes......     (0.07)      .73      1.10      0.95     (1.99)    (1.57)    (3.49)
 Net income (loss) per
  common share..........     (0.07)      .73      1.10      0.95     (8.78)    (1.40)    (3.49)
 Cash dividends paid....       --        --        --        --        --        --        --
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Cash and equivalents...  $  104.4  $   82.3  $  131.8  $   62.9  $   89.0  $   61.2  $   84.2
 Working capital........     346.5     321.2     340.3     256.5     262.2     237.7     273.5
 Total assets...........   1,277.5   1,233.7   1,314.0   1,230.9   1,240.7   1,005.4   1,038.0
 Long-term debt
  (including current
  portion)(8)...........     407.9     394.5     407.9     394.5     495.3     503.2     505.3
 Redeemable preferred
  stock, net............      16.6      15.1      15.9      14.5      36.7      34.2      31.0
 Stockholders' equity
  (deficit).............  $  195.8  $  181.3  $  198.6  $  149.2  $   (1.4) $  231.3  $  257.3

                         THREE MONTHS
                             ENDED
                           MARCH 31,            YEAR ENDED DECEMBER 31,
                         --------------  -----------------------------------------
                          1996    1995    1995     1994     1993    1992    1991
                         ------  ------  -------  -------  ------  ------  -------
                                (DOLLARS IN MILLIONS EXCEPT TON DATA)
                          (UNAUDITED)
OTHER DATA (FOR THE
 PERIOD, EXCEPT WHERE
 NOTED):
 EBITDA(9).............. $ 22.2  $ 41.7  $ 129.4  $  90.5  $ 47.7  $ 39.9  $  (9.5)
 Capital
  expenditures(10)...... $ 13.4  $  7.1  $  52.4  $ 112.1  $ 13.3  $ 44.6  $ 113.9
 Ratio of EBITDA to
  interest expense......   2.07    3.97     3.04     1.81    0.90    0.97      --
 Ratio of net debt to
  EBITDA(11)............   3.41    1.87     2.13     3.67    8.51   11.08      --
 Net debt to net
  capitalization(12)....     59%     61%      56%      67%     92%     62%      59%
 Ratio of earnings to
  fixed charges(13).....    --     4.46     2.48     1.85     --      --       --
 Tons shipped (in
  thousands)............    712     705    2,718    2,606   2,431   2,102    1,939
 Net sales per ton
  shipped............... $  479  $  503  $   497  $   484  $  494  $  513  $   534
 Cost of sales per ton
  shipped............... $  437  $  424  $   434  $   436  $  455  $  480  $   526
 Gross profit per ton
  shipped............... $   42  $   79  $    63  $    48  $   39  $   33  $     8
 Operating income (loss)
  per ton shipped,
  excluding special
  items(14)............. $    9  $   37  $    26  $    15  $    6  $    0  $   (24)
 Active employees (at
  end of period)........  5,615   5,552    5,655    5,565   6,026   6,542    6,979
 Employee hours per ton
  of hot band produced..   1.75    1.76     1.76     1.83    1.95    2.07     2.38
 Employee hours per ton
  shipped...............   4.31    4.38     4.44     4.89    5.31    6.53     7.55
 Capacity utilization...     94%     99%      95%      91%     91%     83%      68%
 Percentage of raw steel
  continuously cast.....    100%    100%     100%     100%    100%    100%      97%
 Yield (raw steel to
  finished production)..   80.8%   80.8%    80.7%    83.0%   77.9%   72.3%    72.3%

- --------
 (1) The provision for employee profit sharing is calculated in accordance with the profit sharing plan agreement. The provision is currently based upon 33 1/3% of net income, subject to a minimum net worth provision of $100.0 million.
 (2) During the three months ended March 31, 1995 and the years ended December 31, 1995 and 1994, the Company's results of operations included the recognition of $34.0 million, $34.0 million and $20.0 million, respectively, of insurance recoveries relating to a business interruption claim arising out of the fire which damaged the No. 9 Tandem Mill in April 1994. In addition, the year ended December 31, 1995 includes a $7.5 million settlement of a 1991 business interruption claim from an outage at the Company's hot strip mill. The Company recognized a restructuring charge of $17.3 million in the year ended December 31, 1993 associated with an enhanced early retirement package as part of a Company cost reduction program.
 (3) The Company was required to recognize a new cost basis for property damage insurance recoveries related to the No. 9 Tandem Mill which resulted in the recognition of a pretax gain for the years 1995 and 1994 in the amounts of $9.0 million and $44.7 million, respectively.
 (4) Net interest expense does not include capitalized interest of $0.3 million, $0.2 million, $1.1 million , $2.3 million, $0.8 million, $6.1 million and $12.8 million for the three months ended March 31, 1996 and 1995, and for the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively.
 (5) Does not involve a net outflow of cash as these contributions are returned to the Company in the form of payments on loans from the Company to the ESOPs.
 (6) Reflects certain costs incurred in connection with the early extinguishment of debt.
 (7) Effective January 1, 1992, the Company changed its method of accounting for the depreciation of its steelmaking facilities from a straight-line to a production-variable method. Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 112, "Employers' Accounting for Postemployment Benefits," and SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of the 1993 accounting changes reflects the collective implementation of the following accounting changes. The change in accounting under SFAS No. 106 required the Company to recognize a pretax charge of $303.9 million to account for the prior service cost of retiree health care and life insurance benefits as well as an additional noncash expense each quarter which began in the first quarter of 1993. The Company also recorded a pretax charge of $4.0 million relating to the implementation of SFAS No. 112, and a net income tax benefit of $128.1 million, representing the cumulative effect of the accounting change for income taxes in accordance with SFAS No. 109.
 (8) See "Capitalization" for information regarding certain adjustments made to give effect to the Initial Offering and the Tender Offer.
 (9) EBITDA represents the earnings of the Company before income taxes, interest expense, depreciation and amortization, and for the three months ended March 31, 1995 and the years 1995 and 1994, excludes the business interruption and property damage insurance recoveries and the related impact on the provision for profit sharing. EBITDA differs from the definition of Consolidated EBITDA under the Indenture. See "Description of Notes." EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP"). Accordingly, it does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered as an alternative to net income, as an indicator of operating performance or to cash flows as a measure of liquidity.
(10) Capital expenditures in 1995 and 1994 included $2.9 million and $74.6 million, respectively, for rebuilding the No. 9 Tandem Mill due to fire damage. The Company received cash insurance recoveries for property damage of $9.0 million and $45.0 million in 1995 and 1994, respectively, related to the 1994 outage at the No. 9 Tandem Mill.
(11) For purposes of this ratio, EBITDA for the three months ended March 31, 1996 and March 31, 1995 have been annualized. Net debt represents long-term debt minus cash and equivalents.
(12) Net debt represents long-term debt minus cash and equivalents, and net capitalization represents total capitalization minus cash and equivalents.
(13) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred, amortization of debt expense and one-third of rental payments under operating leases (an amount estimated by management to be the interest portion of such rentals). Earnings did not cover fixed charges by $3.5 million, $56.2 million, $40.9 million and $78.7 million for the three months ended March 31, 1996 and the years ended December 31, 1993, 1992 and 1991, respectively. The ratio of earnings to fixed charges is not expected to be materially affected by this Offering.
(14) Represents income (loss) from operations, excluding insurance recoveries and the related effect on the provision for profit sharing, for the three months ended March 31, 1995 and for the years ended December 31, 1995 and 1994, and the restructuring charge for the year ended December 31, 1993 divided by tons shipped. Including the special items, operating income per ton was $71, $37 and $19 for the three months ended March 31, 1995 and the years ended December 31, 1995 and 1994, respectively.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, before tendering their Senior Notes for the Exchange Notes offered hereby, holders of Senior Notes should consider carefully the following factors, which may be generally applicable to the Senior Notes as well as the Exchange Notes:

  This Prospectus contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to the future operating performance of the Company. Holders of Senior Notes are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth below and the information under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," identifies important factors that could cause such differences.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Senior Notes who do not exchange their Senior Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Senior Notes as set forth in the legend thereon as a consequence of the issuance of the Senior Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Senior Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. Except under certain limited circumstances, the Company does not intend to register the Senior Notes under the Securities Act. In addition, any holder of Senior Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Senior Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Senior Notes could be adversely affected. See "The Exchange Offer" and "Senior Notes Registration Rights."

FACTORS RELATING TO THE COMPANY

  Financial Results/Recent Developments. The Company reported a net loss of $2.8 million for the first quarter of 1996 and net income of $48.4 million and $35.2 million for the years ended December 31, 1995 and 1994, respectively. The 1995 and 1994 results included favorable adjustments of $9.0 million and $44.7 million, respectively, for property damage insurance recoveries and $34.0 million and $20.0 million, respectively, for business interruption insurance recoveries related to the 1994 outage at the No. 9 Tandem Mill. The 1995 and 1994 results also included extraordinary losses on the early extinguishment of debt of $6.7 million and $3.9 million, respectively. The 1995 results also included a favorable adjustment of $7.5 million associated with the settlement of a business interruption claim stemming from an outage at its hot strip mill in 1991. Excluding the effect of these items, including the impact on the provisions for profit sharing and income taxes, the Company would have had net income of $24.2 million in 1995 and a net loss of $5.3 million in 1994.

  In April 1996, the No. 3 Blast Furnace was shut down for an unscheduled 10-day outage to install a new bell. The adverse impact of this outage on income from operations for the second quarter of 1996 is expected to be between $5 million and $7 million. In May 1996, the Company announced it was reducing its supervisory and managerial workforce by approximately 200 employees, or approximately 20%, as part of its ongoing broad-based effort to improve the Company's cost position. The Company will record a restructuring charge of approximately $17 million in the second quarter of 1996 related to termination benefits. The additional costs associated with the No. 3 Blast Furnace outage coupled with the restructuring charge, as well as any extraordinary loss associated with the repurchase of the 10 7/8% Notes and the 11 1/2% Notes, will likely cause the

Company to report a net loss for the year ending December 31, 1996. While the Company has no specific plan to further reduce its workforce, the Company is currently evaluating further workforce reductions and, to the extent the Company pursues such alternatives, the Company may be required to record additional significant restructuring charges.

  The Company's ability to return to profitability is dependent upon a number of factors, including the continued successful implementation of its cost reduction and productivity improvement efforts, as well as factors beyond the Company's control, including the level of steel and raw materials prices, energy costs, domestic demand for steel products and the level of steel imports. As a result of these and other factors, there can be no assurance that the Company will be profitable in the future.

  Deficiency of Earnings to Fixed Charges. For the three months ended March 31, 1996 and the years ended December 31, 1993, 1992 and 1991, the Company's earnings were insufficient to cover fixed charges by approximately $3.5 million, $56.2 million, $40.9 million and $78.7 million, respectively. For the three months ended March 31, 1995 and the years ended December 31, 1995 and 1994, the ratios of earnings to fixed charges were 4.46, 2.48 and 1.85, respectively.

  Collective Bargaining Agreements. The Company has collective bargaining agreements effective through September 25, 1996 with the Independent Steelworkers Union, which, as of March 31, 1996, represented approximately 4,581 employees in bargaining units covering production and maintenance workers, clerical workers and nurses, and the Independent Guard Union, which, as of March 31, 1996, represented approximately 48 employees. The Company believes that its compensation structure places a heavier emphasis on profit sharing compared to other major integrated steel producers. This emphasis tends to cause the wage portion of the Company's employment costs to be relatively higher during periods of profitability and relatively lower during periods of low earnings or losses. The Company has not experienced work stoppages in the course of prior labor negotiations, although there can be no assurance that work stoppages will not occur in the future in connection with negotiations or otherwise. There can be no assurance that the Company will be able to enter into new collective bargaining agreements on terms acceptable to it, or that any such agreements will not contain terms that are less favorable than the terms of the existing collective bargaining agreements.

  Environmental Compliance Expenditures. The facilities and operations of domestic steelmakers are subject to a number of federal, state and local laws, regulations and permits relating to environmental protection. The costs for environmental compliance may serve to put domestic steelmakers at a relative competitive disadvantage compared to foreign producers not subject to similarly extensive regulation or producers of competitive materials which may not be required to undergo equivalent compliance costs.

  The Company has made, and expects to continue to make, substantial expenditures to comply with federal, state and local environmental laws and regulations. The Company has planned environmental capital expenditures for 1996 and 1997 of approximately $11.7 million and $5.0 million, respectively. Unlike many of its domestic integrated competitors, the Company does not operate coke making facilities and, as such, will not be required to comply with federal Clean Air Act amendment standards applicable to those types of facilities. Nevertheless, since environmental regulations are becoming increasingly more stringent, the Company's environmental capital expenditures and costs for compliance may increase in the future. Furthermore, due to the possibility of unanticipated regulatory developments, the amount and timing of future environmental expenditures may vary from those currently anticipated. The West Virginia Division of Environmental Protection (the "DEP") has issued a wastewater discharge permit to the Company containing substantially more stringent effluent standards than the Company's previous permit. The Company has appealed the limitations contained in the permit and the Company and the DEP currently are negotiating in an attempt to resolve the terms of the appealed permit. If the parties are unable to negotiate a mutually agreeable settlement and the appeal is unsuccessful, the Company believes it will not be able to ensure consistent compliance with certain provisions contained in the permit without significant treatment technology and/or process changes, if necessary. The Company cannot estimate the costs of installing such technology or effecting such changes, if necessary, but believes that such costs could be material. See "Business--Environmental Control."

  The sites at which the Company and its predecessors have conducted operations have been in use for many years and, over such time, the Company and its predecessors have released various substances, some of which may be classified as hazardous. Consequently, the Company may be required to remediate contamination at some of these sites. The Company has conducted investigation or remediation activities at some of these sites. In addition, the Company has been named as a potentially responsible party at certain third party owned waste disposal sites. Although the Company is indemnified by National Steel Corporation ("National"), the seller of the steelmaking division (the "Division") acquired by the Company in 1984, against certain environmental liabilities arising from activities prior to the acquisition, there can be no assurance that National will pay or continue to pay under its indemnity obligations. The ability of the Company to collect on claims for indemnification covering environmental matters is related to National's continued financial viability (including National's ability to collect certain insurance proceeds with respect to environmental claims), the nature of future claims made by the Company, certain limitations on National's liability, whether the parties can settle certain differences which have arisen in their respective interpretations of indemnification rights and the outcome of any necessary litigation between the Company and National regarding such issues. The Company does not carry insurance of the type that provides coverage similar to the indemnification rights provided by National. See "Business-- Environmental Control."

  The Company is continuing negotiations with the Environmental Protection Agency ("EPA") regarding alleged violations of air, water and waste disposal regulations. Although at this time it is not possible to determine the eventual outcome of these negotiations, the Company will likely be required to pay fines and penalties, commit to environmental related capital expenditure projects and incur higher operating costs related to its environmental compliance programs. The time period relating to the EPA negotiations extends until September
15, 1996. If a negotiated settlement is not reached by that date, the EPA has indicated that it would likely commence a civil action in federal court. Based on its review of the matters involved and discussions to date with representatives of the EPA, while no assurance can be given, the Company does not believe that any fines, penalties or costs to remediate would have a material effect on the Company's financial position or results of operations. However, it is expected that related capital expenditure projects and required changes in operating practices will increase future operating costs, which may have a significant effect on future results of operations. See "Business-- Environmental Control."

  Leverage. Beginning in 1989, the Company incurred substantially increased levels of indebtedness as one of the funding sources for its capital improvement program. At March 31, 1996, the Company's indebtedness comprised 66% of its total capitalization. The Company has no immediate plans to incur additional debt. From time to time, however, the Company may be required to utilize outside financing for working capital purposes. Such financing may involve the incurrence of debt. The Company will be permitted to incur additional debt only if, at the time, it is able to comply with restrictions under the Notes and any other applicable debt instruments. See "Description of Notes--Certain Covenants."

  Limitations on Raising Equity. The Company's Restated Certificate of Incorporation (the "Restated Certificate") imposes restrictions on the Company's ability to raise additional equity. The authorization of shares of capital stock under the Restated Certificate (beyond the 50 million shares of common stock and 7.5 million shares of preferred stock presently authorized) generally requires the approval of a majority of the voting power if such shares are to be used only for bona fide public offerings or in connection with certain employee benefit plans. However, if shares are to be used for any other purpose, their authorization must be approved by the vote of the holders of 80% of the Company's capital stock. Limitations on the future use of shares, if applicable, would deny the Company access to private markets for its shares and could deprive the Company of needed capital at times when the permitted types of issuance are not feasible or have less favorable terms. As a result of such limitations and the Company's significant leverage, the Company may not be able to make necessary capital or other expenditures on a timely basis and may not be able to take advantage of certain business opportunities which might arise in the future, all of which could affect the Company's ability to compete effectively. In addition, the Restated Certificate provides that the specific terms and conditions of each issuance of capital stock by the Company, with limited exceptions, must be approved by the vote of at least 90% of the Company's directors. The Company's Board of Directors is required to be composed of 14 members. A dissent by more than one director could prevent the Company from issuing capital stock, even though the authorization of shares for such issuance was approved by the Company's stockholders.

  Voting Power. As of March 31, 1996, the ESOPs owned approximately 27% of the Company's outstanding common stock and over 98% of the Company's preferred stock, which account for approximately 48% of the total voting power of the Company's capital stock. Employee voting power could increase 4% if the 4.7 million shares of common stock reserved for an employee purchase program over the next four years are acquired by employees and assuming there is no further dilution of employee ownership. At the end of each quarter, participants in the 1984 ESOP may elect to receive distributions of common stock from the ESOP, which, to the extent such distributed shares are then sold, reduces employee voting power. The participants in the ESOPs, all of whom are present or former employees of the Company, could, if they were to act collectively in the voting of their shares, elect a majority of the Company's directors. However, management does not believe it is likely that any such collective voting would occur. The interests of ESOP participants may differ from those of public stockholders and holders of the Company's indebtedness. Under the terms of the Notes, a Change of Control (as defined) would require the Company to offer to repurchase the Notes. See "Description of Notes--Certain Covenants--Change of Control Option."

  No Prior Market. There is no existing market for the Exchange Notes, and there can be no assurance as to (i) the liquidity of any such market that may develop, (ii) the ability of holders of Exchange Notes to sell their Exchange Notes, or (iii) the price at which the holders of Exchange Notes would be able to sell their Exchange Notes. If such a market were to exist, the Exchange Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar debt securities.

  Change of Control. The Company's ability to repurchase Notes following a Change of Control may be limited by the factors descried under "Description of the Notes--Certain Covenants--Change of Control Option."

FACTORS RELATING TO THE STEEL INDUSTRY

  Cyclicality. The domestic steel industry is a cyclical industry characterized by periods of excess capacity and intense competition. In the latter half of 1989, steel prices and demand began to decline, and a number of U.S. steel producers reported losses in 1990, 1991 and 1992 in a sluggish U.S. economic environment. Factors such as production overcapacity, increased U.S. and international competition, high labor costs, inefficient plants and reduced levels of steel demand contributed to these losses. With stronger demand in 1993 and 1994, the industry demonstrated improved performance. In the second half of 1995, domestic demand began to soften, and the industry experienced a trend of steadily declining selling prices. During the first quarter of 1996, many steel producers announced price increases which have begun to take effect in the second quarter of 1996. There can be no assurance that the current price increases will continue to be realized or that prices will not decline throughout the industry in the future.

  Capacity Utilization and Price Sensitivity. According to the American Iron and Steel Institute (the "AISI"), annual U.S. raw steel production capacity has been reduced from approximately 151 million tons in 1983 to approximately 110 million tons in 1995. The reduction in domestic capacity generally resulted in higher utilization rates, although overcapacity remains a problem in certain product lines and may become a problem in other product lines, particularly coated steels. The average utilization of domestic industry capacity was 64% from 1983 through 1986 compared to 83% from 1987 through 1994, and 93% for 1995. From 1996 through 1998, an additional 10 million to 14 million tons of sheet capacity is expected to be brought into operation primarily by mini-mills. Competitive pressures in the industry limit the ability of producers to obtain price increases and can lead to declines in prices, both of which may have a material adverse effect on the industry generally and on the Company specifically. There can be no assurance that these and other factors will not have an adverse effect on the Company's business, financial condition or results of operations.

  Competition. Competition among domestic steelmakers is intense with respect to price, service and quality. Domestic integrated steel producers have lost market share to domestic mini-mills in recent years as these mills have expanded their product lines from commodity type items to include larger-size structural products and flat-rolled products. Mini-mills have enjoyed certain cost advantages compared to integrated producers because of lower costs in converting scrap to raw steel, lower employment and environmental costs and the targeting of regional markets. In the past few years, mini-mills also have substantially improved the quality of their products, particularly thin cast steel, through the use of new technology which has allowed them to retain overall conversion cost advantages. In recent years, competitive pressures among domestic producers, including mini-mills, have extended to higher value-added products, putting further pressure on prices and margins. In addition, certain domestic integrated steelmakers have gone through reorganizations under Chapter 11 of the U.S. Bankruptcy Code. Following their reorganizations, these companies generally have reduced costs and become more effective competitors. In addition, domestic steel producers have invested heavily in new plant and equipment that, when combined with the implementation of manning and other work rule changes, have enabled many domestic companies to improve efficiency and increase productivity. Also, demand for certain of the industry's products continues to be under pressure from products made with aluminum, plastics, cardboard, glass, wood, concrete and ceramics, which may offer substitutes for steel in certain applications.

  Domestic producers face competition from foreign producers over a broad range of products. Many foreign steel producers are owned, controlled or subsidized by their governments, making these producers subject to influence by political and economic policy considerations as well as the prevailing market conditions. From 1991 to 1995, imported steel represented 20% of all steel sold in the United States. Factors such as attractive world export prices, a lower U.S. dollar exchange rate and improved international competitiveness of the domestic steel industry have recently contributed to reduced import levels. The reversal of any one of these factors, or the failure otherwise to control steel imports, may cause foreign competition to increase.

  Environmental Concerns. The facilities and operations of domestic steelmakers are subject to a number of federal, state and local laws, regulations and permits relating to environmental protection. The costs of environmental compliance may serve to put domestic steelmakers at a relative competitive disadvantage compared to foreign producers not subject to similarly extensive regulation or producers of competitive materials which may not be required to undergo equivalent compliance costs.

                                USE OF PROCEEDS

  There will be no proceeds to the Company from the exchange pursuant to the Exchange Offer. The net proceeds to the Company from the issuance of the Senior Notes were approximately $119.2 million. The Company used a portion of these net proceeds to repurchase, concurrently with the consummation of the sale of the Senior Notes, $35 million aggregate principal amount of 11 1/2% Notes and $65 million aggregate principal amount of 10 7/8% Notes that were tendered pursuant to the Tender Offer, for an aggregate purchase price, inclusive of related tender fees and expenses, of approximately $106.0 million. The Company used the remaining net proceeds for general corporate purposes. Until used, the net proceeds of the Initial Offering have been invested in short-term investment grade marketable securities or money market funds.

                              THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

  The sole purpose of the Exchange Offer is to fulfill the obligations of the Company with respect to the registration of the Senior Notes.

  The Senior Notes were originally issued and sold on July 3, 1996 (the "Issue Date"). Such sales were not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 144A under the Securities Act. The net proceeds from the sale of the Senior Notes (approximately $119.2 million) were used in part to repurchase $35 million aggregate principal amount of 11 1/2% Notes and $65 million aggregate principal amount of 10 7/8% Notes that were tendered pursuant to the Tender Offer. In connection with the sale of the Senior Notes, the Company agreed to file with the Commission a registration statement relating to an exchange offer (the "Exchange Offer Registration Statement") pursuant to which the Exchange Notes, another series of senior notes of the Company covered by such registration statement and containing substantially similar terms as the Senior Notes, except as set forth in this Prospectus, would be offered in exchange for Senior Notes tendered at the option of the holders thereof. If
(i) the Company determines in reasonably good faith that (x) any changes in the law or the applicable interpretations of the Staff of the Commission do not permit the Company to effect the Exchange Offer, or (y) that the Exchange Notes would not be tradeable upon receipt by the holders of Senior Notes that participate in the Exchange Offer without restriction under state and federal securities laws (other than due solely to the status of a holder of Senior Notes as an Affiliate of the Company), (ii) the Exchange Offer is not consummated within 165 days of the Issue Date, (iii) in certain circumstances, certain holders of unregistered Exchange Notes so request within 135 days after the consummation of the Exchange Offer or (iv) in the case of any holder of Senior Notes that participates in the Exchange Offer, such holder of Senior Notes does not receive Exchange Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder of Senior Notes as an Affiliate of the Company) and so notifies the Company within 60 days after such holder of Senior Notes first becomes aware of such restriction and provides the Company with a reasonable basis for its conclusion, in the case of each of clauses
(i)-(iv) of this sentence, the Company will file with the Commission a registration statement (the "Shelf Registration Statement") to cover resales of the Senior Notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. In the event that (i) the Company fails to file the Exchange Offer Registration Statement, (ii) the Exchange Offer Registration Statement or, if applicable, the Shelf Registration Statement, is not declared effective by the Commission, or (iii) the Exchange Offer is not consummated or the Shelf Registration Statement ceases to be effective, in each case within specified time periods, the Company shall pay liquidated damages to the holders of the Senior Notes. See "Senior Notes Registration Rights."

TERMS OF THE EXCHANGE

  The Company hereby offers to exchange, upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Registration Statement of which this Prospectus is a part (the "Letter of Transmittal"), $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of Senior Notes. The terms of the Exchange Notes are substantially similar to the terms of the Senior Notes for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Notes will generally be freely transferable by holders thereof, and the holders of the Exchange Notes (as well as remaining holders of any Senior Notes) will not be entitled to registration rights under the Registration Rights Agreement. The Exchange Notes will evidence the same debt as the Senior Notes and will be entitled to the benefits of the Indenture. See "Description of the Notes."

  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Senior Notes being tendered or accepted for exchange.

  Based on its view of interpretations set forth in no-action letters issued by the Staff to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for the Senior Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder or any such other person which is (i) an Affiliate of the Company, (ii) a broker-dealer who acquired Senior Notes directly from the Company or (iii) a broker-dealer who acquired Senior Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of business of such holder and any beneficial owner, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Each broker-dealer who acquired Senior Notes directly from the Company and is participating in the Exchange Offer must comply with the registration and prospectus delivery provisions of the Securities Act. Broker-dealers who acquired Senior Notes as a result of market making or other trading activities may use this Prospectus, as supplemented or amended, in connection with resales of the Exchange Notes. The Company has agreed that, for a period of 120 days after this Registration Statement is declared effective, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. Each broker-dealer who receives Exchange Notes pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging, and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Any holder that cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

  Tendering holders of Senior Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Senior Notes pursuant to the Exchange Offer.

  The Exchange Notes will bear interest from and including their respective dates of issuance. Holders whose Senior Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes, but will not receive any payment in respect of interest on the Senior Notes accrued after the issuance of the Exchange Notes.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

  The Exchange Offer expires on the Expiration Date. The term "Expiration Date" means 5:00 p.m., New York City time, on September 11, 1996 unless the Company in its sole discretion extends the period during which the Exchange Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Exchange Offer, as so extended by the Company, expires. The Company reserves the right to extend the Exchange Offer at any time and from time to time prior to the Expiration Date by giving written notice to Bankers Trust Company (the "Exchange Agent") and by timely public announcement communicated by no later than 5:00 p.m. on the next business day following the Expiration Date, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Senior Notes previously tendered pursuant to the Exchange Offer will remain subject to the Exchange Offer.

  The initial Exchange Date will be the first business day following the Expiration Date. The Company expressly reserves the right to (i) terminate the Exchange Offer and not accept for exchange any Senior Notes for any reason, including if any of the events set forth below under "--Conditions to the Exchange Offer" shall have occurred and shall not have been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner, whether before or after any tender of the Senior Notes. If any such termination or amendment occurs, the Company will notify the Exchange Agent in writing and will either issue a press release or give written notice to the holders of the Senior Notes as promptly as practicable. Unless the Company terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will exchange the Exchange Notes for the Senior Notes on the Exchange Date.

  If the Company waives any material condition to the Exchange Offer, or amends the Exchange Offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of Senior Notes in the manner specified above, the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the Exchange Offer will be extended until the expiration of such period of five business days. If there is an increase or decrease in the consideration offered for the Senior Notes, or a decrease in the percentage of Exchange Notes offered by the Company in exchange for Senior Notes, notice of such increase or decrease shall be published, sent or given to all holders of Senior Notes in the manner specified above and the Exchange Offer will be extended at least ten business days from when such notice is first published, sent or given to the holders of Senior Notes.

  The Company will file a post-effective amendment to the Registration Statement of which this Prospectus is a part, and mail or otherwise deliver copies of such amendment to holders of the Senior Notes, if any one of the following events arises after the Registration Statement of which this Prospectus is a part has been declared effective by the Commission: (a) the Company materially amends the Exchange Offer; or (b) any facts or events arise which individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, or the information set forth under the caption "Plan of Distribution" therein.

  This Prospectus and the related Letter of Transmittal and other relevant materials will be mailed by the Company to record holders of Senior Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Senior Notes.

HOW TO TENDER

  The tender to the Company of Senior Notes by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  General Procedures. A holder of a Senior Note may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Senior Notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") pursuant to the procedure described below), to the Exchange Agent at its address set forth on the back cover of this Prospectus on or prior to the Expiration Date or (ii) complying with the guaranteed delivery procedures described below.

  If tendered Senior Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Senior Notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered Senior Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution (each an "Eligible Institution") that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act. If the Exchange Notes and/or Senior Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Senior Notes, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.

  Any beneficial owner whose Senior Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Senior Notes should contact such holder promptly and instruct such holder to tender Senior Notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such Senior Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Senior Notes, either make appropriate arrangements to register ownership of the Senior Notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

  Book-Entry Transfer. The Exchange Agent will make a request to establish an account with respect to the Senior Notes at The Depository Trust Company (the "Depositary") for purposes of the Exchange Offer within two business days after receipt of this Prospectus, and any financial institution that is a participant in the Depositary may make book-entry delivery of Senior Notes by causing the Depositary to transfer such Senior Notes into the Exchange Agent's account at the Depositary in accordance with the Depositary's procedures for transfer. However, although delivery of Senior Notes may be effected through book-entry transfer at the Depositary, the Letter of Transmittal, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address specified on the back cover page of this Prospectus on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

  A noteholder may tender Senior Notes that are held through the Depositary by transmitting its acceptance through the Depositary's Automatic Tender Offer Program ("ATOP"), for which the transaction will be eligible, and the Depositary will then edit and verify the acceptance and send an Agent's Message to the Exchange Agent for its acceptance. The term "Agent's Message" means a message transmitted by the Depositary to, and received by, the Exchange Agent and forming part of the Book-Entry Confirmation, which states that the Depositary has received an express acknowledgment from each participant in the Depositary tendering the Senior Notes and that such participant has received the Letter of Transmittal and agrees to be bound by the terms of the Letter of Transmittal and the Company may enforce such agreement against such participant.

  THE METHOD OF DELIVERY OF SENIOR NOTES AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED, PROPER INSURANCE BE OBTAINED, AND THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE.

  Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the Exchange Agent will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a holder pursuant to the Exchange Offer if the holder does not provide his taxpayer identification number (social security number or employer identification number) and certify that such number is correct. Each tendering holder should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Exchange Agent.

  Guaranteed Delivery Procedures. If a holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Senior Notes to reach the Exchange Agent before the Expiration Date, a tender may be effected if the Exchange Agent has received at its office listed on the back cover hereof on or prior to the Expiration Date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the principal amount of the Senior Notes being tendered, the names in which the Senior Notes are registered and, if possible, and if applicable, the certificate numbers of the Senior Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Senior Notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Senior Notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal (or facsimile thereof) and any other required documents), or a properly completed Agent's Message is received by the Exchange Agent within the time period set forth above, the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

  A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Senior Notes (or a timely Book-Entry Confirmation) or properly completed Agent's Message, is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Senior Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Senior Notes (or a timely Book-Entry Confirmation).

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Senior Notes will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of counsel to the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. Neither the Company, the Exchange Agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

  The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

  The party tendering Senior Notes for exchange (the "Transferor") thereby exchanges, assigns and transfers the Senior Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Senior Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Senior Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Senior Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Senior Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Senior Notes. The Transferor further agrees that acceptance of any tendered Senior Notes by the Company and the issuance of Exchange Notes in exchange therefor shall constitute performance in full by the Company of its obligations under the Registration Rights Agreement and that the Company shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

  By tendering Senior Notes and executing the Letter of Transmittal, the Transferor certifies (a) that it is not an Affiliate of the Company, that it is not a broker-dealer that owns Senior Notes acquired directly from the Company or an affiliate of the Company, that it is acquiring the Exchange Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such Exchange Notes; (b) that it is an Affiliate of the Company or of the Initial Purchasers of the Senior Notes in the Initial Offering and that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable to it; or (c) that it is a participating broker-dealer and that it will deliver a prospectus in connection with any resale of the Exchange Notes.

WITHDRAWAL RIGHTS

  Senior Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

  For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its address set forth on the back cover of this Prospectus prior to the Expiration Date. Any such notice of withdrawal must specify the person named in the Letter of Transmittal as having tendered Senior Notes to be withdrawn, the certificate numbers of Senior Notes to be withdrawn, the principal amount of Senior Notes to be withdrawn, a statement that such holder is withdrawing his election to have such Senior Notes exchanged, and the name of the registered holder of such Senior Notes, and must be signed by the holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Senior Notes being withdrawn. The Exchange Agent will return the properly withdrawn Senior Notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Company, and such determination will be final and binding on all parties.

ACCEPTANCE OF SENIOR NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

  Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of Senior Notes validly tendered and not withdrawn and the issuance of the Exchange Notes will be made on the Exchange Date. For the purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered Senior Notes when, as and if the Company has given written notice thereof to the Exchange Agent.

  The Exchange Agent will act as agent for the tendering holders of Senior Notes for the purposes of receiving Exchange Notes from the Company and causing the Senior Notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the Exchange Offer, delivery of Exchange Notes to be issued in exchange for accepted Senior Notes will be made by the Exchange Agent promptly after acceptance of the tendered Senior Notes. Senior Notes not accepted for exchange by the Company will be returned without expense to the tendering holders (or in the case of Senior Notes tendered by book-entry transfer into the Exchange Agent's account at the Depositary pursuant to the procedures described above, such non-exchanged Senior Notes will be credited to an account maintained with such Depositary) promptly following the Expiration Date or, if the Company terminates the Exchange Offer prior to the Expiration Date, promptly after the Exchange Offer is so terminated.

CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to issue Exchange Notes in respect of any properly tendered Senior Notes not previously accepted and may terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated by no later than 9:00 a.m. on the next business day following the Expiration Date, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service) or, at its option, modify or otherwise amend the Exchange Offer, if (a) there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission, (i) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, (ii) assessing or seeking any damages as a result thereof, or (iii) resulting in a material delay in the ability of the Company to accept for exchange or exchange some or all of the Senior Notes pursuant to the Exchange Offer; (b) any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in the reasonable judgment of the Company might directly or indirectly result in any of the consequences referred to in clauses (a)(i) or (ii) above or, in the reasonable judgment of the Company, might result in the holders of Exchange Notes having obligations with respect to resales and transfers of Exchange Notes which are greater than those described in the interpretations of the Commission referred to on the cover page of this Prospectus, or would otherwise make it inadvisable to proceed with the Exchange Offer; or (c) a material adverse change shall have occurred in the business, condition (financial or otherwise), operations, or prospects of the Company.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by it with respect to all or any portion of the Exchange Offer regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition or may be waived by the Company in whole or in part at any time or from time to time in their sole discretion. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, the Company has reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the Exchange Offer.

  Any determination by the Company concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

  In addition, the Company will not accept for exchange any Senior Notes tendered and no Exchange Notes will be issued in exchange for any such Senior Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

EXCHANGE AGENT

  Bankers Trust Company has been appointed as the Exchange Agent for the Exchange Offer. Letters of Transmittal must be addressed to the Exchange Agent at its address set forth on the back cover page of this Prospectus.

  Delivery to an address other than as set forth herein, or transmissions of instructions via a facsimile or telex number other than the ones set forth herein, will not constitute a valid delivery.

SOLICITATION OF TENDERS

  The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent and printing, accounting and legal fees, will be paid by the Company and are estimated at approximately $50,000.

  No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Senior Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Senior Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

APPRAISAL RIGHTS

  HOLDERS OF SENIOR NOTES WILL NOT HAVE DISSENTERS' RIGHTS OR APPRAISAL RIGHTS IN CONNECTION WITH THE EXCHANGE OFFER.

FEDERAL INCOME TAX CONSEQUENCES

  The exchange for Exchange Notes by holders of Senior Notes will not be a taxable exchange for federal income tax purposes, and such holders should not recognize any taxable gain or loss or any interest income as a result of such exchange.

OTHER

  Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Senior Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

  As a result of the making of, and upon acceptance for exchange of all validly tendered Senior Notes pursuant to the terms of this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Senior Notes and the Registration Rights Agreement. Holders of the Senior Notes who do not tender their certificates in the Exchange Offer will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto, under the Indenture, except for any such rights under the Registration Rights Agreement, which by their terms terminate or cease to have further effect as a result of the making of this Exchange Offer. See "Description of the Notes." All untendered Senior Notes will continue to be subject to the restriction on transfer set forth in the Indenture. To the extent that Senior Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Senior Notes could be adversely affected. See "Risk Factors--Consequences of Failure to Exchange."

  The Company may in the future seek to acquire untendered Senior Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Senior Notes which are not tendered in the Exchange Offer.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the Initial Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," assuming the repurchase of $65 million in aggregate principal amount of 10 7/8% Notes and $35 million in aggregate principal amount of 11 1/2% Notes for an aggregate purchase price, inclusive of related tender fees and expenses, of $106.0 million. Consummation of the Exchange Offer will not affect the Company's principal amount of outstanding indebtedness.

                                                    AS OF MARCH 31, 1996
                                                    -----------------------
                                                    ACTUAL     AS ADJUSTED
                                                    ---------  ------------
                                                       (IN MILLIONS)
   Cash and equivalents............................ $   104.4    $    117.1
                                                    =========    ==========
   Current portion of long-term debt............... $     --     $      --
   Long-term debt:
     11 3/8% Notes due 2004........................       --          125.0
     11 1/2% Notes due 1998........................      77.2          42.2
     10 7/8% Notes due 1999........................     149.7          84.7
     10 3/4% Notes due 2005........................     125.0         125.0
     8 5/8% Pollution Control Bonds due 2014.......      56.3          56.3
     Unamortized debt discount.....................      (0.3)         (2.6)(1)
                                                    ---------    ----------
     Total long-term debt..........................     407.9         430.6
   Redeemable preferred stock, net.................      16.6          16.6
   Stockholders' equity............................     195.8         190.7 (2)
                                                    ---------    ----------
     Total capitalization.......................... $   620.3    $    637.9
                                                    =========    ==========

- --------
(1) Reflects the $2.4 million difference between the aggregate principal amount of the Notes and the price to investors for the Notes and the $0.1 million reduction of unamortized debt discount resulting from the repurchase of the 10 7/8% Notes and the 11 1/2% Notes purchased pursuant to the Tender Offer.
(2) Reflects an extraordinary after-tax charge of $5.1 million for the recognition of premiums and previously deferred financing charges resulting from the repurchase of the 10 7/8% Notes and the 11 1/2% Notes purchased pursuant to the Tender Offer, but does not reflect the after-tax charges to be recognized by the Company during the second quarter of 1996 related to the No. 3 Blast Furnace outage or the restructuring charge associated with recent workforce reductions. See "Recent Developments."

               SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

  The following table sets forth selected historical financial and operating data for the Company for the three months ended March 31, 1996 and March 31, 1995 and for each fiscal year in the five-year period ended December 31, 1995. The selected historical financial data for the Company for each fiscal year in the five-year period ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company. The historical financial data for the three months ended March 31, 1996 and March 31, 1995 have been derived from the Company's unaudited financial statements which, in the opinion of management of the Company, contain all adjustments necessary for a fair presentation of this information. The historical data with respect to the results of operations for the three months ended March 31, 1996 should not be regarded as necessarily indicative of the results that may be expected for the entire year. This historical data should be read in conjunction with the consolidated financial statements and notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. See "Incorporation of Documents by Reference."

                                          THREE MONTHS
                                              ENDED
                                            MARCH 31,                 YEAR ENDED DECEMBER 31,
                                        ------------------  ------------------------------------------------
                                          1996      1995      1995      1994      1993      1992      1991
                                        --------  --------  --------  --------  --------  --------  --------
                                                    (DOLLARS IN MILLIONS EXCEPT TON DATA)
                                           (UNAUDITED)
INCOME STATEMENT DATA:
 Net sales.............................   $340.9    $354.7  $1,351.7  $1,260.9  $1,201.1  $1,078.7  $1,036.3
 Operating costs:
 Cost of sales.........................    310.8     299.2   1,180.1   1,136.9   1,105.6   1,010.0   1,019.3
 Selling, general and administrative
  expenses.............................      9.5       8.2      34.4      31.5      32.5      30.5      29.1
 Depreciation..........................     14.5      15.1      54.7      46.3      49.1      38.6      34.3
 Provision for profit sharing(1).......      --       16.1      24.2      17.6       --        --        --
 Special items(2)......................      --      (34.0)    (41.5)    (20.0)     17.3       --        --
                                        --------  --------  --------  --------  --------  --------  --------
 Income (loss) from operations.........      6.1      50.1      99.8      48.6      (3.4)     (0.4)    (46.4)
 Unusual gain(3).......................      --        --        9.0      44.7       --        --        --
 Net interest expense(4)...............      8.9       9.6      37.9      44.1      50.2      37.9      29.7
 ESOP contributions(5).................      0.7       0.7       2.6       2.6       2.6       2.6       2.6
                                        --------  --------  --------  --------  --------  --------  --------
 Income (loss) before income taxes.....     (3.5)     39.8      68.3      46.6     (56.2)    (40.9)    (78.7)
 Income tax (provision) benefit........      0.7      (7.7)    (13.2)     (7.5)     13.3       4.8       4.0
                                        --------  --------  --------  --------  --------  --------  --------
 Income (loss) before extraordinary
  item and cumulative effect of changes
  in accounting principles.............     (2.8)     32.1      55.1      39.1     (42.9)    (36.1)    (74.7)
 Extraordinary item(6).................      --        --       (6.7)     (3.9)     (6.5)      --        --
 Cumulative effect of
  changes in accounting principles(7)..      --        --        --        --     (179.8)      4.3       --
                                        --------  --------  --------  --------  --------  --------  --------
 Net income (loss).....................     (2.8)     32.1      48.4      35.2    (229.2)    (31.8)    (74.7)
 Less: Preferred stock dividend re-
  quirement............................      --        --        --       (2.4)     (3.1)     (3.1)      --
                                        --------  --------  --------  --------  --------  --------  --------
 Net income (loss) applicable to common
  shares............................... $   (2.8) $   32.1  $   48.4  $   32.8  $ (232.3) $  (34.9) $  (74.7)
                                        ========  ========  ========  ========  ========  ========  ========
PER COMMON SHARE DATA:
 Income (loss) per common share before
  extraordinary item................... $  (0.07) $    .73  $   1.26  $   1.06  $  (1.74) $  (1.57) $  (3.49)
 Income (loss) per common share before
  cumulative effect of accounting
  changes..............................    (0.07)      .73      1.10      0.95     (1.99)    (1.57)    (3.49)
 Net income (loss) per common share....    (0.07)      .73      1.10      0.95     (8.78)    (1.40)    (3.49)
 Cash dividends paid...................      --        --        --        --        --        --        --
BALANCE SHEET DATA (AT END OF PERIOD):
 Cash and equivalents.................. $  104.4  $   82.3  $  131.8  $   62.9  $   89.0  $   61.2  $   84.2
 Working capital.......................    346.5     321.2     340.3     256.5     262.2     237.7     273.5
 Total assets..........................  1,277.5   1,233.7   1,314.0   1,230.9   1,240.7   1,005.4   1,038.0
 Long-term debt (including current
  portion)(8)..........................    407.9     394.5     407.9     394.5     495.3     503.2     505.3
 Redeemable preferred stock, net.......     16.6      15.1      15.9      14.5      36.7      34.2      31.0
 Stockholders' equity (deficit)........ $  195.8  $  181.3  $  198.6  $  149.2  $   (1.4) $  231.3  $  257.3

                         THREE MONTHS
                             ENDED
                           MARCH 31,            YEAR ENDED DECEMBER 31,
                         --------------  -----------------------------------------
                          1996    1995    1995     1994     1993    1992    1991
                         ------  ------  -------  -------  ------  ------  -------
                                (DOLLARS IN MILLIONS EXCEPT TON DATA)
                          (UNAUDITED)
OTHER DATA (FOR THE
 PERIOD, EXCEPT WHERE
 NOTED):
 EBITDA(9).............. $ 22.2  $ 41.7  $ 129.4  $  90.5  $ 47.7  $ 39.9  $  (9.5)
 Capital
  expenditures(10)...... $ 13.4  $  7.1  $  52.4  $ 112.1  $ 13.3  $ 44.6  $ 113.9
 Ratio of EBITDA to
  interest expense......   2.07    3.97     3.04     1.81    0.90    0.97      --
 Ratio of net debt to
  EBITDA(11)............   3.41    1.87     2.13     3.67    8.51   11.08      --
 Net debt to net
  capitalization(12)....     59%     61%      56%      67%     92%     62%      59%
 Ratio of earnings to
  fixed charges(13).....    --     4.46     2.48     1.85     --      --       --
 Tons shipped (in
  thousands)............    712     705    2,718    2,606   2,431   2,102    1,939
 Net sales per ton
  shipped............... $  479  $  503  $   497  $   484  $  494  $  513  $   534
 Cost of sales per ton
  shipped............... $  437  $  424  $   434  $   436  $  455  $  480  $   526
 Gross profit per ton
  shipped............... $   42  $   79  $    63  $    48  $   39  $   33  $     8
 Operating income (loss)
  per ton shipped,
  excluding special
  items(14)............. $    9  $   37  $    26  $    15  $    6  $    0  $   (24)
 Active employees (at
  end of period)........  5,615   5,552    5,655    5,565   6,026   6,542    6,979
 Employee hours per ton
  of hot band produced..   1.75    1.76     1.76     1.83    1.95    2.07     2.38
 Employee hours per ton
  shipped...............   4.31    4.38     4.44     4.89    5.31    6.53     7.55
 Capacity utilization...     94%     99%      95%      91%     91%     83%      68%
 Percentage of raw steel
  continuously cast.....    100%    100%     100%     100%    100%    100%      97%
 Yield (raw steel to
  finished production)..   80.8%   80.8%    80.7%    83.0%   77.9%   72.3%    72.3%

- --------
 (1) The provision for employee profit sharing is calculated in accordance with the profit sharing plan agreement. The provision is currently based upon 33 1/3% of net income, subject to a minimum net worth provision of $100.0 million.
 (2) During the three months ended March 31, 1995 and the years ended December 31, 1995 and 1994, the Company's results of operations included the recognition of $34.0 million , $34.0 million and $20.0 million, respectively, of insurance recoveries relating to a business interruption claim arising out of the fire which damaged the No. 9 Tandem Mill in April 1994. In addition, the year ended December 31, 1995 includes a $7.5 million settlement of a 1991 business interruption claim from an outage at the Company's hot strip mill. The Company recognized a restructuring charge of $17.3 million in the year ended December 31, 1993 associated with an enhanced early retirement package as part of a Company cost reduction program.
 (3) The Company was required to recognize a new cost basis for property damage insurance recoveries related to the No. 9 Tandem Mill which resulted in the recognition of a pretax gain for the years 1995 and 1994 in the amounts of $9.0 million and $44.7 million, respectively.
 (4) Net interest expense does not include capitalized interest of $0.3 million, $0.2 million, $1.1 million , $2.3 million, $0.8 million, $6.1 million and $12.8 million for the three months ended March 31, 1996 and 1995, and for the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively.
 (5) Does not involve a net outflow of cash as these contributions are returned to the Company in the form of payments on loans from the Company to the ESOPs.
 (6) Reflects certain costs incurred in connection with the early extinguishment of debt.
 (7) Effective January 1, 1992, the Company changed its method of accounting for the depreciation of its steelmaking facilities from a straight-line to a production-variable method. Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 112, "Employers' Accounting for Postemployment Benefits," and SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of the 1993 accounting changes reflects the collective implementation of the following accounting changes. The change in accounting under SFAS No. 106 required the Company to recognize a pretax charge of $303.9 million to account for the prior service cost of retiree health care and life insurance benefits as well as an additional noncash expense each quarter which began in the first quarter of 1993. The Company also recorded a pretax charge of $4.0 million relating to the implementation of SFAS No. 112, and a net income tax benefit of $128.1 million, representing the cumulative effect of the accounting change for income taxes in accordance with SFAS No. 109.
 (8) See "Capitalization" for information regarding certain adjustments made to give effect to the Initial Offering and the Tender Offer.
 (9) EBITDA represents the earnings of the Company before income taxes, interest expense, depreciation and amortization and for the three months ended March 31, 1995 and the years 1995 and 1994, excludes the business interruption and property damage insurance recoveries and the related impact on the provision for profit sharing. EBITDA differs from the definition of Consolidated EBITDA under the Indenture. See "Description of Notes." EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP"). Accordingly, it does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered as an alternative to net income, as an indicator of operating performance or to cash flows as a measure of liquidity.
(10) Capital expenditures in 1995 and 1994 included $2.9 million and $74.6 million, respectively, for rebuilding the No. 9 Tandem Mill due to fire damage. The Company received cash insurance recoveries for property damage of $9.0 million and $45.0 million in 1995 and 1994, respectively, related to the 1994 outage at the No. 9 Tandem Mill.
(11) For purposes of this ratio, EBITDA for the three months ended March 31, 1996 and March 31, 1995 have been annualized. Net debt represents long-term debt minus cash and equivalents.
(12) Net debt represents long-term debt minus cash and equivalents, and net capitalization represents total capitalization minus cash and equivalents.
(13) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred, amortization of debt expense and one-third of rental payments under operating leases (an amount estimated by management to be the interest portion of such rentals). Earnings did not cover fixed charges by $3.5 million, $56.2 million, $40.9 million and $78.7 million for the three months ended March 31, 1996 and the years ended December 31, 1993, 1992 and 1991, respectively. The ratio of earnings to fixed charges is not expected to be materially affected by this Offering.
(14) Represents income (loss) from operations, excluding insurance recoveries and the related effect on the provision for profit sharing, for the three months ended March 31, 1995 and for the years ended December 31, 1995 and 1994, and the restructuring charge for the year ended December 31, 1993 divided by tons shipped. Including the special items, operating income per ton was $71, $37 and $19 for the three months ended March 31, 1995 and the years ended December 31, 1995 and 1994, respectively.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company, as a major integrated producer of flat rolled carbon steel, competes in a cyclical market where product demand is generally influenced by several factors, including: the strength of the economies of the U.S. and other major steel consuming countries; restrictions on imports by foreign producers; fluctuating exchange rates; and worldwide production capacity. The Company's major product lines are TMP and sheet products. Although the Company is generally influenced by the cyclical nature of the industry and competitive pressures, management believes the Company's major product lines and the attributes of its particular operating facilities differentiate the Company favorably in certain respects from other producers.

  The market for TMP is generally characterized by a relatively limited number of competitors, and customers who make annual commitments at prices which have been relatively stable compared to prices of other steel products. The Company believes its TMP customers are less sensitive to fluctuations in the general business cycle than users of other steel products, such as automobile and appliance manufacturers. Stability of TMP prices has also been due in part to the fact that imports have historically represented a small percentage of the domestic TMP market.

  In contrast with TMP, selling prices for the Company's sheet products are more sensitive to changes in demand due to the wide variety of end use, broad customer base and the large number of producers. The majority of the Company's sheet products are sold in the spot market or under quarter-to-quarter pricing arrangements primarily to steel service centers and other steel and strip converters. Although demand for the Company's sheet products remained strong during 1995 and into the first quarter of 1996, selling prices in the steel industry (including those for the Company's products) steadily declined during 1995. During the first quarter of 1996, the Company and the industry in general announced price increases. In the second quarter of 1996, the Company began to realize a portion of these price increases in sales to certain of its customers. However, there can be no assurance that the Company will continue to realize such price increases, or that prices will not decline in the future.

  In April 1994, the Company's No. 9 Tandem Mill sustained extensive damage from a fire which occurred while the unit was undergoing maintenance. This cold rolling facility had traditionally supplied approximately 70% to 80% of the coils required by the Company's tin and chrome plating operations. The Company compensated for the reduction in cold rolling capacity by increasing its sales of hot rolled products in 1994. The shift from TMP to sheet products resulted in the realization of lower average selling prices during the period in which the No. 9 Tandem Mill was not in service. Sheet products such as hot rolled products generally provide lower profit margins than more highly processed products such as tin and chrome plate. Although the No. 9 Tandem Mill returned to full operations in the first quarter of 1995, severe weather conditions caused the late planting of major food crops and, consequently, softened the demand for TMP in 1995. As a result, the pace at which the Company's share of TMP recovered was slower than expected. Throughout 1995, the Company gradually achieved a more traditional product mix and by the first quarter of 1996 had acquired a share of the TMP market comparable to that prior to the fire.

RECENT DEVELOPMENTS

  On April 1, 1996, the Company announced that it shut down the No. 3 Blast Furnace for an unscheduled 10-day outage to install a new bell, a device which distributes the burden of raw materials into the furnace for smelting. The estimated adverse impact of this outage on second quarter income from operations is expected to be between $5 million and $7 million.

  On May 29, 1996, the Company announced that it was reducing its supervisory and managerial workforce by approximately 200 employees, or approximately 20%, as part of its ongoing broad-based effort to improve the Company's cost position. The restructuring charge associated with this reduction is approximately $17 million and will be recorded in the second quarter of 1996. The Company expects the cash costs over the next twelve months to be approximately $7.5 million, with the remainder extending beyond that period. The Company does not believe the costs associated with the restructuring will have a significant impact on the Company's near term liquidity. While the Company has no specific plan to further reduce its workforce, the Company is currently evaluating further workforce reductions and, to the extent the Company pursues such alternatives, the Company may be required to record additional significant restructuring charges. The additional costs associated with the No. 3 Blast Furnace outage coupled with the restructuring charge, as well as any extraordinary loss associated with the refinancing of the 10 7/8% Notes and the 11 1/2% Notes, will likely cause the Company to report a net loss for the year ending December 31, 1996.

THE REFINANCING

  On May 29, 1996, the Company commenced the Tender Offer, pursuant to which it offered to purchase up to $65 million aggregate principal amount of its outstanding 10 7/8% Notes and up to $35 million aggregate principal amount of its outstanding 11 1/2% Notes at an aggregate principal price of approximately $106.0 million. The consideration for 10 7/8% Notes tendered pursuant to the Tender Offer was $1,053.77 per $1,000 principal amount and the consideration for 11 1/2% Notes tendered pursuant to the Tender Offer was $1,048.06 per $1,000 principal amount, in each case plus accrued interest up to, but not including, the payment date. The purpose of the Tender Offer was to extend the maturities of the Company's outstanding indebtedness by refinancing the 10 7/8% Notes and 11 1/2% Notes purchased pursuant to the Tender Offer with the proceeds from the issuance and sale of the Senior Notes.

  The Tender Offer expired at 5:00 p.m., New York City Time on June 27, 1996. On July 3, 1996, the Company issued and sold the $125 million aggregate amount of Senior Notes. The Senior Notes were sold at a discount of 98.088% to par. The net proceeds to the Company after underwriting commissions of $3.4 million and approximately $0.5 million of other fees and expenses of the Initial Offering, were approximately 118.7 million. The Company used a portion of the proceeds from the Initial Offering to repurchase, concurrently with the consummation of the sale of the Notes, $35 million aggregate principal amount of 11 1/2% Notes and $65 million aggregate principal amount of 10 7/8% Notes tendered pursuant to the Tender Offer, for an aggregate purchase price, inclusive of related tender fees and expenses, of approximately $106.0 million. See "Use of Proceeds."

RESULTS OF OPERATIONS

                                     THREE MONTHS
                                         ENDED
                                       MARCH 31,     YEAR ENDED DECEMBER 31,
                                     --------------  -------------------------
                                      1996    1995    1995     1994     1993
                                     ------  ------  -------  -------  -------
Shipments:(1)
  TMP...............................    222     180      763      615      895
  Sheet products:
   Hot rolled sheet.................    259     282    1,112    1,070      687
   Cold rolled sheet................     59      59      188      198      181
   Galvanized sheet.................    172     184      655      723      668
                                     ------  ------  -------  -------  -------
    Total sheet products............    490     525    1,955    1,991    1,536
                                     ------  ------  -------  -------  -------
      Total shipments...............    712     705    2,718    2,606    2,431
Results per ton shipped:
  Net sales per ton shipped......... $  479  $  503  $   497  $   484  $   494
  Cost of sales per ton shipped.....   (437)   (424)    (434)    (436)    (455)
                                     ------  ------  -------  -------  -------
  Gross profit per ton shipped...... $   42  $   79  $    63  $    48  $    39
  Operating income per ton shipped,
   excluding special items(2)....... $    9  $   37  $    26  $    15  $     6
Profit margin percentages:
  Gross profit margin...............    8.8%   15.7%    12.7%     9.9%     7.9%
  Operating income margin, excluding
   special items(2).................    1.9%    7.4%     5.2%     3.1%     1.2%

- --------
(1)  In thousands of tons.
(2) Represents income from operations excluding insurance recoveries and the related effect on the provision for profit sharing, for the three months ended March 31, 1995 and years ended December 31, 1995 and 1994, and the restructuring charge for the year ended December 31, 1993 divided by tons shipped. Including the special items, operating income per ton was $71, $37 and $19, for the three months ended March 31, 1995 and the years ended December 31, 1995 and 1994, respectively.

 Three Months Ended March 31, 1996 Compared To Three Months Ended March 31,
1995

  In the first quarter of 1996, the Company recognized a net loss of $2.8 million or $0.07 per common share, compared to net income of $32.1 million or $0.73 per common share for the same period in 1995. The first quarter 1995 results included a favorable pretax adjustment of $34.0 million for business interruption insurance recovery relating to the No. 9 Tandem Mill and a pretax provision for employee profit sharing of $16.1 million. Excluding the effect of the insurance recovery, and its resulting effects on the provision for profit sharing and income taxes, net income for the first quarter of 1995 would have been $12.6 million or $0.29 per share.

  Net sales in the first quarter of 1996 were $340.9 million, a decrease of $13.8 million or 3.9% from the first quarter of 1995. Total shipments in the first quarter of 1996 were 712 thousand tons compared to first quarter of 1995 shipments of 705 thousand tons.

  While demand for the Company's products continued to be strong in the first quarter of 1996, selling prices, particularly with respect to sheet products, were lower than in the first quarter of 1995, following an industry-wide trend. The Company announced price increases during the first quarter of 1996. In the second quarter of 1996, the Company began to realize a portion of these price increases in sales to certain of its customers. However, there can be no assurance that the Company will continue to realize such price increases, or that prices will not decline in the future.

  Sheet product sales for the first quarter of 1996 declined $41.7 million to $200.1 million. Shipments of sheet products in the first quarter of 1996 were 490 thousand tons compared to 525 thousand tons in the first quarter of 1995. As described above, during the periods immediately following the outage of the No. 9 Tandem Mill, the Company's product mix was shifted more heavily to sheet product from TMP. The resumption of a more traditional product mix along with lower selling prices resulted in lower sheet product sales during the first quarter of 1996 compared to 1995.

  TMP sales in the first quarter of 1996 were $140.8 million on shipments of 222 thousand tons compared to $112.8 million on 180 thousand tons for the same period in 1995 reflecting the recovery of the Company's TMP market share. The product mix for the first quarter of 1996 reflects a level of TMP shipments comparable to that experienced prior to the No. 9 Tandem Mill outage.

  Cost of sales per ton for the first quarter of 1996 was $437 per ton compared to $424 per ton for the first quarter of 1995. This increase was primarily attributable to the shift in product mix from sheet products to the higher cost TMP. Additionally, the Company experienced higher operating costs related to the severe weather conditions in the first quarter of 1996, as well as higher energy and raw material costs.

  Operating income was $9 per ton for the first quarter of 1996 compared to $71 per ton for the same period in 1995. The decrease was due to the absence of insurance recoveries, lower selling prices and higher operating costs. These negative factors were partially offset by an improved product mix and no provision for profit sharing in the current period.

  Selling, general and administrative expenses were $9.5 million for the first quarter of 1996, an increase of $1.3 million compared to the first quarter of 1995. The increase was primarily due to higher benefit costs and increased purchased services.

  During the first quarter of 1996, the Company recognized interest income of $1.8 million compared to $0.9 million in the first quarter of 1995. This increase in interest income was primarily due to a higher level of invested funds during the first quarter of 1996 compared to the same period in 1995.

 1995 Compared To 1994

  Net income in 1995 was $48.4 million or $1.10 per common share compared to $35.2 million or $0.95 per common share in 1994. The 1995 and 1994 results included a pretax provision for employee profit sharing of $24.2 million and $17.6 million, respectively.

  The 1995 and 1994 results included favorable adjustments for business interruption and property damage insurance recoveries. The Company received $44.7 million for property damage and $20.0 million for business interruption in 1994 related to the No. 9 Tandem Mill. The Company settled its claims related to the No. 9 Tandem Mill in 1995 and received additional proceeds of $9.0 million for property damage and $34.0 million for business interruption. In addition, the Company's business interruption claim stemming from an outage at its hot strip mill in March 1991 was settled for $7.5 million in 1995. Net income for 1995 also included a $6.7 million extraordinary loss on the early extinguishment of debt while 1994 results included a similar loss of $3.9 million. Excluding these nonrecurring items, and the resulting effect on the provision for employee profit sharing, net income for 1995 would have been $24.2 million or, $0.55 per common share, compared with a loss of $5.3 million, or $0.22 per common share for 1994.

  The resumption of production at the No. 9 Tandem Mill had a significant effect on the Company's volume of shipments in 1995, as well as its product mix compared to 1994. Total shipments in 1995 were 2,718 thousand tons compared to 2,606 thousand tons in 1994.

  Sheet product shipments decreased 36 thousand tons from 1994 to 1,955 thousand tons in 1995. Sales generated by sheet products in 1995 were $864.8 million, a decline of $15.7 million from 1994 primarily related to the decreased shipments. In 1995, the Company expanded its marketing efforts in response to demand for its sheet products internationally. As a result, approximately 12% of the Company's sheet product shipments in 1995 were exported compared to nominal amounts in prior years.

  In the second quarter of 1994, in spite of the No. 9 Tandem Mill outage, the Company was able to fill a majority of its orders for its TMP customers from inventory on hand. However, during the second half of 1994, the No. 9 Tandem Mill remained out of service and the Company lost a portion of its share of the TMP market. Sales from TMP increased $106.5 million in 1995 over 1994, of which $89.8 million was attributable to the higher level of shipments and a more favorable product mix. Although demand in 1995 reflected periods of softness, previously negotiated annual selling prices were higher and contributed $16.7 million to the increase in sales in 1995 compared to 1994.

  As a result of the increase in TMP shipments and selling prices, offset by lowered sheet product shipments caused by the resumption of production at the No. 9 Tandem Mill, total sales in 1995 increased 7.2% to $1,351.7 million from $1,260.9 million in 1994.

  Cost of sales as a percentage of net sales was 87.3% in 1995 compared to 90.2% in 1994. This improvement resulted from the shift in product mix from sheet products to higher margin TMP.

                                                1995                1994
                                         ------------------- -------------------
                                         (IN THOUSANDS, EXCEPT PER TON AMOUNTS)
     Cost of sales...................... $         1,180,053 $         1,136,936
     Shipments in tons..................               2,718               2,606
                                         ------------------- -------------------
     Cost of sales per ton.............. $               434 $               436
                                         =================== ===================

  Depreciation expense increased $8.4 million to $54.7 million in 1995. This increase was the result of increased production, greater overall capital spending and the recognition of a new cost basis for the rebuilt No. 9 Tandem Mill. Capitalized spending for the No. 9 Tandem Mill in 1995 and 1994 was $2.9 million and $74.6 million, respectively.

  Interest expense was $42.5 million in 1995, a decrease of $7.5 million from 1994. The decrease resulted from a reduction of approximately $101.1 million in outstanding debt obligations during the fourth quarter of 1994 using available cash and a significant portion of the proceeds of a public offering of the Company's common stock in August 1994.

  In June 1995, the Company sold $125.0 million of its 10 3/4% Senior Notes due 2005 (the "10 3/4% Notes"). The net proceeds of the offering were $121.0 million, of which $118.8 million was used to purchase $30.0 million principal amount of its 11 1/2% Notes and $82.0 million principal amount of its 10 7/8% Notes. As a result, the Company recognized an after-tax extraordinary loss of $6.7 million related to premiums paid to repurchase the notes and the immediate recognition of previously deferred financing costs related to the purchase of the notes. This compares to a similar extraordinary loss of $3.9 million recognized in 1994 resulting from the early repayment of approximately $101.1 million of senior debt.

  The Company elected for federal income tax purposes not to recognize a new basis for the costs associated with the rebuilt No. 9 Tandem Mill. As such, the 1995 income tax provision reflected principally the reduction of net deductible temporary differences. The 1994 income tax provision included the utilization of regular federal net operating loss carry forwards, a reduction of net deferred deductible temporary differences and a current provision for alternative minimum tax. The 1995 and 1994 provisions were offset by favorable adjustments to the carrying value of the Company's net deferred tax assets.

 1994 Compared To 1993

  In 1994, the Company recognized net income of $35.2 million, or $0.95 per common share, compared to a net loss of $229.2 million, or $8.78 per common share in 1993. The net results for 1994 included a pretax favorable adjustment to the carrying value of the damaged No. 9 Tandem Mill of $44.7 million and a pretax provision for employee profit sharing of $17.6 million. The net results for 1993 were reduced by a pretax restructuring charge of $17.3 million and the after-tax cumulative effect on prior years of accounting changes of $179.8 million. The 1994 and 1993 results included after-tax extraordinary losses of $3.9 million and $6.5 million, respectively, related to costs associated with the early extinguishment of debt.

  Operating and net results for 1994 were adversely affected by the fire that extensively damaged the No. 9 Tandem Mill. Notwithstanding the disruption to the Company's operations caused by the fire, sales in 1994 of $1,260.9 million for all products combined were $59.8 million, or 5.0%, higher than in 1993. The Company's operating profit of $48.5 million in 1994, which included $20.0 million of insurance recoveries received through the end of 1994 under the Company's business interruption coverage, reflected higher operating costs caused by the No. 9 Tandem Mill outage. Nevertheless, the Company's operating performance in 1994 exceeded that for 1993 when the Company recognized an operating loss of $3.4 million.

  The demand for the Company's hot rolled and coated sheet products was strong in 1994. Market conditions and the adjustment by the Company of its product mix after the fire resulted in a record 1,991 thousand tons of sheet product shipments in 1994, an increase of 455 thousand tons, or 29.6%, compared to 1993. Shipments of hot rolled products increased 58% from 1993 levels and, together with a 9% shipping volume increase for coated sheet products, primarily galvanized, contributed $158.0 million in higher revenues in 1994. Average selling prices for sheet products were higher in 1994 than in 1993, adding $52.6 million to sales. Product mix changes added $17.9 million, bringing the increase in total sheet product sales to $228.5 million for 1994 over 1993.

  In 1994, the Company shipped 615 thousand tons of TMP, a decrease of 279 thousand tons, or 31.2%, compared to 1993, reflecting the impact of the outage of the No. 9 Tandem Mill. This decline in TMP shipments caused total TMP sales to decline by $168.7 million in 1994 from 1993. Volume decreases accounted for $175.3 million of the decline, while selling price increases offset the volume decrease to the extent of $9.0 million. Product mix changes also decreased 1994 sales by $2.4 million from 1993.

  Cost of sales in 1994 as a percentage of net sales was 90.2% compared to 92.0% for 1993 and reflected an improvement of $19 per ton in direct production costs over 1993.

                                                1994                1993
                                         ------------------- -------------------
                                         (IN THOUSANDS, EXCEPT PER TON AMOUNTS)
     Cost of sales...................... $         1,136,936 $         1,105,558
     Shipments in tons..................               2,606               2,431
                                         ------------------- -------------------
     Cost of sales per ton.............. $               436 $               455
                                         =================== ===================

  Depreciation expense decreased $2.8 million to $46.3 million in 1994 from $49.1 million in 1993. This change reflected a reduction in blast furnace depreciation on the variable units of production method due to the extended life (before relining) of the existing furnaces, which had been fully reserved through early 1994. The Company's accounting policy recognizes depreciation on production equipment on a production-variable method which adjusts straight-line depreciation to reflect actual production levels.

  Interest expense decreased to $50.0 million in 1994 from $52.8 million in 1993 when, in the fourth quarter of 1994, the Company purchased $101.1 million in outstanding senior notes using available cash and a significant portion of the proceeds from the August 1994 public offering of common stock. The purchases included the payment of certain premiums and required the recognition of previously deferred financing costs. As a result, the Company had an after-tax extraordinary loss of $3.9 million in 1994. The Company had an after-tax extraordinary loss of $6.5 million in 1993 related to premiums and the immediate recognition of previously deferred financing costs related to indebtedness refinanced with the proceeds from the public sale of its 11 1/2% Notes.

  The income tax provision recognized in 1994 resulted from the utilization of regular federal net operating loss carryforwards, a reduction of net deferred deductible temporary differences and a current provision for alternative minimum tax. The 1994 provision was offset by favorable adjustments to the carrying value of the Company's net deferred tax assets. The income tax benefit recognized in 1993 reflected principally the net realizable value of additional net operating losses generated during 1993 and net deferred tax asset carrying value adjustments related primarily to a change in the federal statutory rate.

  In 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Benefits Other Than Pensions"; SFAS No. 112, "Employers' Accounting for Postemployment Benefits"; and SFAS No. 109, "Accounting for Income Taxes." The change in accounting under SFAS No. 106 required the Company to recognize a pretax charge of $303.9 million to account for the prior service costs of retiree healthcare and life insurance benefits. The Company also recorded a pretax charge of $4.0 million related to the implementation of SFAS No. 112 and a net income tax benefit of $128.1 million, representing the cumulative effect of the accounting change for income taxes.

LIQUIDITY AND CAPITAL RESOURCES

  The table below sets forth selected measures of liquidity and capital resources of the Company for the periods indicated:

                             THREE MONTHS ENDED
                                  MARCH 31,        YEAR ENDED  DECEMBER 31,
                             -------------------- ----------------------------
                               1996       1995      1995      1994      1993
                             ---------  --------- --------  --------  --------
                                         (DOLLARS IN MILLIONS)
Cash and equivalents.......  $   104.4  $    82.3 $  131.8  $   62.9  $   89.0
Working capital............      346.5      321.2    340.3     256.5     262.2
Net cash (used) provided by
 operating activities......      (12.0)      24.3    121.1      45.6      69.5
Net cash (used) provided by
 financing activities......       (1.9)       2.2     (8.8)     (4.6)    (28.3)
Capital expenditures.......       13.4        7.1     52.4     112.1      13.3
Total assets...............    1,277.5    1,233.7  1,314.0   1,230.9   1,240.7
Long-term debt (including
 current portion)..........      407.9      394.5    407.9     394.5     495.3
Redeemable preferred stock,
 net.......................       16.6       15.1     15.9      14.5      36.7
Stockholders' equity
 (deficit).................  $   195.8  $   181.3 $  198.6  $  149.2  $   (1.4)

  As of March 31, 1996, the Company had cash and equivalents of $104.4 million compared to $131.8 million as of December 31, 1995 and $62.9 million as of December 31, 1994. This decrease in cash and equivalents between December 31, 1995 and March 31, 1996 was due primarily to the payment during the first quarter of 1996 of approximately $24.2 million of profit sharing. During 1995, the Company completed a private sale of

$125.0 million principal amount of 10 3/4% Notes. The net proceeds of the offering were approximately $121.0 million, of which $118.8 million was used to purchase approximately $30.0 million principal amount of 11 1/2% Notes and $82.0 million principal amount of 10 7/8% Notes. The Company exchanged these notes for substantially identical notes which were registered under the Securities Act. In addition, during 1995, the Company received approximately $53.0 million related to the settlement of insurance claims.

  The Company's net deferred tax assets were $136.1 million as of March 31, 1996, which consisted primarily of the carrying value of net operating loss carryforwards and other tax credits and net deductible temporary differences available to reduce the Company's cash requirements for the payment of future federal income tax. The Company was required in 1995 and 1994, and may be required in future periods, to make cash payments for income taxes under federal alternative minimum tax regulations.

  The Company has in place, through WRI, a receivable participation agreement with a group of four banks (the "WRI Receivable Participation Agreement"). The facility, which is AAA rated by Standard & Poor's Ratings Services, provides for a total commitment by the banks of up to $85.0 million, including a letter of credit subfacility of up to $25.0 million. The WRI Receivable Participation Agreement, as amended, makes the facility available to WRI through April 2000. As of March 31, 1996, $4.0 million in letters of credit under the subfacility were outstanding. Based upon the Company's available cash on hand as of March 31, 1996, and the amount of cash it anticipates will be provided from operating activities in the near term, the Company expects to have sufficient cash to meet its near-term requirements. As such, it does not expect WRI to sell participation interests to the banks in the near term. As of March 31, 1996, after reductions from amounts in place under the letter of credit subfacility, the base amount of participation interests available for cash sales was approximately $81.0 million. Additionally, the Company has no scheduled debt repayment until 1998 when its 11 1/2% Notes become due.

INVESTMENT IN FACILITIES

  Excluding the cost to rebuild the No. 9 Tandem Mill, capital spending was approximately $49.5 million in 1995 compared to $37.5 million in 1994. The Company spent approximately $2.9 million and $74.6 million in 1995 and 1994, respectively, to rebuild the No. 9 Tandem Mill. Expenditures for property, plant and equipment for the first three months of 1996 totaled $13.4 million.

  The Company's planned capital expenditures for 1996 and 1997 are approximately $85 million and $47 million, respectively, and include spending for a major reline and rebuild of the Company's No. 1 Blast Furnace, expected to begin in the latter half of 1996, and improvements on the Company's No. 4 Blast Furnace. Other planned capital improvement expenditures for 1996 and 1997 include approximately $6.9 million to install gauge and additional looping capacity on the No. 9 Tandem Mill, $6.0 million to install fire protection systems and $4.5 million to install in-line side trimming on the No. 2 Plater. Also included in the Company's planned capital expenditures for 1996 and 1997 are approximately $11.7 million and $5.0 million, respectively, for environmental control projects. At present, cash provided from operating activities, together with cash on hand, is expected to be sufficient to fund the capital budget and to meet any near term working capital requirements. To the extent that near term operating activities do not generate an adequate amount of cash, the Company expects that any cash requirements for capital improvements would be financed through the WRI Receivable Participation Agreement.

ENVIRONMENTAL MATTERS

  The Company is continuing negotiations with the EPA regarding alleged violations of environmental laws and regulations, as well as compliance issues related to air, water and waste disposal. Although at this time it is not possible to determine the eventual outcome of these negotiations, the Company will likely be required to pay fines and penalties, commit to environmental related capital expenditure projects and incur higher operating costs related to its environmental compliance programs. The Company may also be required to conduct remediation activities at certain waste disposal sites. At this time, it is not possible to determine if any remediation activities would be subject to indemnification by National. The time period related to the EPA negotiations extends to September 15, 1996. Based on its review of the matters involved and discussions to date with representatives of the EPA, while no assurance can be given, the Company does not believe that any fines, penalties or costs to remediate would have a material effect on the Company's financial position or results of operations. However, it is expected that related capital expenditure projects and required changes in operating practices will increase future operating costs, which may have a significant effect on future results of operations. See "Business--Environmental Control."

RECENT ACCOUNTING PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that the carrying value of long-lived operating assets, when determined to be impaired, be adjusted so as not to exceed the estimated undiscounted cash flows provided by such assets. SFAS No. 121 also addresses the accounting for long-lived assets that are to be disposed of in future periods. The Company adopted the provisions of SFAS No. 121 in the first quarter of 1996. The adoption of SFAS No. 121 did not have any effect on the Company's financial position or results of operations for the quarter ended March 31, 1996.

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 recommends, but does not require, that companies change their method of accounting for stock-based compensation plans to one that attributes compensation costs equal to the fair value of a stock-based compensation arrangement over the periods in which service is rendered. Companies not electing to change their method of accounting are required, among other things, to provide additional disclosure which in effect restates a company's results for comparative periods as if the new method of accounting had been adopted. The Company intends to continue its present accounting policy relating to stock-based compensation and will provide the required disclosures, as permitted by SFAS No. 123.

                                   BUSINESS

GENERAL

  The Company is a major integrated producer of flat rolled carbon steel which has been in the steelmaking and finishing business for more than 80 years. The Company focuses on higher value-added products with demanding specifications, such as TMP and coated sheet. TMP are sold primarily to manufacturing and packaging companies for use as food, non-carbonated beverage and general line cans; coated sheet is sold primarily to the construction industry for use in a broad variety of building products and to service centers. For the three months ended March 31, 1996, these value-added product lines accounted for approximately 68% of the Company's revenues and 55% of its shipments. Over the last five years, these value-added product lines have accounted for approximately 71% of the Company's revenues and 59% of its shipments. The remainder of the Company's revenues is derived from the sale of hot and cold rolled sheet, which is used primarily for machinery, construction products and other durable goods. The Company believes that its percentage of value-added products to total production is among the highest of integrated steel producers in the United States and provides it with a competitive advantage against both domestic and foreign commodity steel producers.

  Since 1988, the Company has made capital improvements in excess of $730 million, reduced its workforce by 31% and implemented a number of additional cost reduction initiatives, all of which have contributed to increased productivity. As a result of these achievements, the Company believes its operating costs per ton of hot band are below the industry average among North American steel producers. The Company's capital improvements have included enhancing the Company's capacity to make clean steel, rebuilding its multi-strand continuous caster and upgrading its hot strip rolling mill to be one of the most modern in the world. Specifically, the Company has achieved the following:

  . Reduced its employee hours per ton from 6.41 hours per ton shipped in 1988 to 4.31 hours per ton shipped in the first quarter of 1996.

  . Increased its overall yields from liquid steel to finished product from 74% in 1988 to approximately 81% in the first quarter of 1996.

  . Raised average hot metal production per furnace from 2,409 tons per day in 1988 (utilizing three furnaces) to 3,299 tons per furnace per day in the first quarter of 1996 (utilizing two furnaces) and lowered conversion costs.

  . Increased operating rates at the hot strip mill by 4% per turn of production in the first quarter of 1996 compared to 1988. Moreover, through improved production scheduling, average operating delays for the hot strip mill have been reduced by more than 20% from 1988 levels.

  . Increased its productivity (defined as tons rolled per hour operated) at the No. 9 Tandem Mill 14% from 1993, the year prior to the fire and subsequent rebuild of the No. 9 Tandem Mill, to the first quarter of 1996.

BUSINESS STRATEGY

  The Company's strategic objective is to be a first tier global provider, in terms of cost, quality and customer service, of tin plate and other specialty coated and plated products. The Company's strategy is to (i) continue to make cost and productivity improvements, (ii) continue to improve its product mix towards higher value-added products such as TMP and coated sheet and (iii) maximize the utilization of its assets.

  Cost and Productivity Improvements. The Company's strategy is to continue to make cost and productivity improvements through, among other things, the following plans or programs:

  . The Company's current capital improvement plan includes approximately $80 million for a major reline and rebuild of the No. 1 Blast Furnace, and an upgrade of the related computer systems, as well as additional automation and other improvements. The reline and rebuild of the No. 1 Blast Furnace is expected to increase the Company's iron producing capacity, provide energy cost savings, and reduce manpower requirements and raw material costs. This project is expected to be completed in the first quarter of 1997.

  . In May 1996, the Company announced that as part of its ongoing broad-based effort to improve its cost position, the Company was reducing its supervisory and managerial workforce by approximately 200 employees, or approximately 20%. While the Company currently has no specific plan to further reduce its workforce, the Company continues to evaluate other workforce reductions.

  . The Company is planning further capital improvements of approximately $6.9 million to the No. 9 Tandem Mill aimed at increasing capacity by an additional 15% per year. These improvements are expected to be completed in the first half of 1997.

  . Beginning in the first quarter of 1996, the Company initiated a new supply management program to coordinate the acquisition of goods and services, from rolling oils to raw materials. This program seeks to achieve cost savings by consolidating suppliers, introducing new lower cost suppliers, using alternative negotiating approaches, purchasing a greater percentage of goods at bulk rates and redesigning material and process requirements. To date, the Company has implemented the initial phase of this program with respect to the sourcing of lubricants, oils and machine shop and fabricating services.

  . The Company has undertaken several projects that are anticipated to reduce costs of production, including an upgrade of the turbo blowers on its blast furnaces, which will reduce the Company's energy requirements. The Company also has implemented a new scrap management program which is expected to allow for the use of lower cost scrap in the basic oxygen process.

  . The Company is currently conducting feasibility studies regarding the installation of PCI. PCI is designed to inject coal into the blast furnace, thereby reducing the Company's coke consumption.

  Improve Product Mix. The Company's strategy emphasizes the development, production and shipment of higher value-added products which have generally allowed the Company to realize higher margins. In 1995, high value-added products (TMP, galvanized and other coated sheet) represented 52% of the Company's total shipments compared to an average (weighted by tons) of approximately 36% among the Company's integrated competitors.

  The Company is seeking to further increase its market share in TMP through increased sales to existing customers, the extension of its customer base and international expansion. The Company has targeted markets in China, India and South America which have a low per capita rate of can consumption compared to the United States. As these markets continue to develop, the rate of can consumption is expected to increase significantly. The Company is attempting to establish relationships that will permit penetration of these markets and plans to ship products to international markets when favorable economic and business conditions exist.

  The Company's strategy for development of its sheet business is focused on increasing its percentage of coated products, such as galvanized products, by capitalizing on developing specialty markets such as construction where the Company believes that its GALFAN products have potential use in roofing and framing applications. As part of this strategy, the Company is also making efforts to enhance high quality end use of its products, as well as developing the hot rolled market for heavier gauge and higher carbon applications for all markets.

  WEIRTEC, the Company's research and development center specializing in the advancement of steel can making technology, is an integral part of the Company's ability to expand its value-added products. WEIRTEC has been instrumental in the development of technology for thin-walled food and beverage containers and lids and continues to focus its efforts on the development of technology that features the use of light gauge, high tensile steel.

  Maximize Utilization of Assets. The Company is focusing on maximizing the utilization of certain key operating assets by (i) increasing blast furnace hot metal production, (ii) improving throughput at its caster and cold rolling facilities and (iii) fully utilizing excess capacity at its hot strip mill. The Company has planned capital improvements for its blast furnaces and cold rolling facilities that are expected to increase both quality and capacity over current levels. The increased production at the blast furnaces will provide for larger quantities of hot metal for steel making operations, while improvements, primarily at the No. 9 Tandem Mill, will increase throughput, thus providing the ability to produce more value-added products.

  The Company's hot strip mill has excess capacity relative to the Company's slab production. The Company has one of the few hot strip mills that is capable of rolling both carbon and stainless steels, while meeting exacting customer specifications. The Company currently, or has in the past, utilized the excess capacity by purchasing slabs to meet its order book and providing conversion services for carbon and stainless steel producers. The Company plans to continue the development of these alternatives to provide additional utilization of its enhanced rolling facility.

PRINCIPAL PRODUCTS AND MARKETS

  The Company offers a wide range of rolled carbon steel products including hot and cold rolled sheet steel and both hot-dipped and electrolytic galvanized products as well as a broad line of coated steels, including tin plate, chrome coated, and black plate, which comprise TMP. The Company's products emphasize the narrow to medium widths, up to 48^ wide, reflective of its rolling and finishing equipment, and cover a broad range of gauges, finishes and performance specifications. The Company has developed significant expertise in filling orders with demanding specifications.

  The percentages of the Company's total revenues derived from the sale of sheet products, and TMP for the three months ended March 31, 1996 and for each fiscal year in the five-year period ended December 31, 1995 are shown in the following table. Total revenues include the sale of secondary products, principally those products not meeting prime specifications. Revenues from the sale of semifinished products have been combined with sheet products.

                                   THREE MONTHS
                                      ENDED
                                    MARCH 31,     YEAR ENDED DECEMBER 31,
                                   ------------ ------------------------------
                                       1996     1995  1994(1) 1993  1992  1991
                                   ------------ ----  ------- ----  ----  ----
Sheet products....................      59%      64%     70%   54%   48%   46%
TMP...............................      41       36      30    46    52    54
                                       ---      ---     ---   ---   ---   ---
                                       100%     100%    100%  100%  100%  100%
                                       ===      ===     ===   ===   ===   ===
- --------
(1)  The percentage increase during 1994 in Sheet Product revenues versus TMP revenues compared to the trend in prior years resulted from strong market demand for the Company's Sheet Products and the outage of the No. 9
     Tandem Mill from April 1994 to October 1994. See "--Production and
     Shipments" herein and "Management's Discussion and Analysis of Financial
     Condition and Results of Operations."

  The following table shows the percentage of total net tons of steel products shipped by the Company to each of its principal markets for the three months ended March 31, 1996 and for each fiscal year in the five-year period ended
December 31, 1995.

                                   THREE MONTHS
                                      ENDED
                                    MARCH 31,     YEAR ENDED DECEMBER 31,
                                   ------------ ------------------------------
                                       1996     1995   1994   1993  1992  1991
                                   ------------ ----   ----   ----  ----  ----
Service Centers and Sheet and
 Strip Converters.................      49%      43%     45%   30%   24%   21%
Food and Beverage.................      28       25      25    37    41    44
Pipe and Tube.....................       5        7       6    12    11     9
Construction......................       8        9      13     9     8     7
Consumer Durables.................       4        3       4     4     6     8
Exports...........................       2        9      --     1     3     1
Other.............................       4        4       7     7     7    10
                                       ---      ---     ---   ---   ---   ---
                                       100%     100%    100%  100%  100%  100%
                                       ===      ===     ===   ===   ===   ===

  A substantial portion of the Company's revenues are derived from long-time customers, although the Company actively seeks new customers and new markets for its products. A large share of the Company's sheet and TMP products are shipped to customers located in the Eastern and Midwestern portion of the United States. The Company plans to ship products to international markets when favorable economic and business conditions exist. The Company's products are sold through salaried Company employees who operate from 7 district sales offices.

  Trade orders on hand for the Company's products at March 31, 1996 and December 31, 1995, 1994 and 1993 amounted to approximately 697, 418, 494 and 449 thousand tons, respectively. Substantially all orders on hand at any time are expected to be filled within a 12 month period. Since the Company produces steel in response to orders primarily of established grades and specifications, resulting in short order processing time and relatively rapid inventory turnover, it does not believe that order backlog is material to its business.

  Sheet Products. Hot rolled products are sold directly from the hot strip mill as "hot bands," or are further processed using hydrochloric acid to remove surface scale and are sold as "hot rolled pickled." Hot rolled sheet is used for unexposed parts in machinery, construction products and other durable goods. Most of the Company's sales of hot rolled products have been to steel service centers, pipe and tube manufacturers and converters. In 1995, the Company shipped 1,112 thousand tons of hot rolled products, which accounted for 28.9% of its total revenues.

  Cold rolled sheet requires further processing including additional rolling, annealing and tempering to enhance ductility and surface characteristics. Cold rolled sheet is used by the construction, steel service center, commercial equipment and container industries, primarily for exposed parts where appearance and surface quality are important considerations. In 1995, the Company shipped 188 thousand tons of cold rolled sheet, which accounted for 6.8% of its total revenues.

  Galvanized hot-dipped and electrolytic sheet is coated primarily with zinc compounds to provide extended anti-corrosive properties. Galvanized products are sold to the electrical, construction, automotive, container, appliance and steel service center markets. In 1995, the Company shipped 655 thousand tons of galvanized products, which accounted for 28.3% of total revenues.

  The Company generally obtains higher profit margins on its sheet products that require more extensive processing.

  The following table, based on information from the AISI, shows the Company's historical share of the domestic sheet products market for the three months ended March 31, 1996 and for each fiscal year in the five-year period ended December 31, 1995.

                                SHEET PRODUCTS
                            HISTORICAL MARKET SHARE

                            THREE MONTHS
                               ENDED
                             MARCH 31,        YEAR ENDED DECEMBER 31,
                            ------------ --------------------------------------
                                1996      1995    1994    1993    1992    1991
                            ------------ ------  ------  ------  ------  ------
                                        (IN THOUSANDS OF TONS)
Industry shipments.........    12,429    47,845  47,217  41,616  38,099  35,590
Shipments(1)...............       490     1,955   1,991   1,536   1,212   1,082
Market share...............       3.9%      4.1%    4.2%    3.7%    3.2%    3.0%

- --------
(1) Includes secondary products.

  While the Company's presence in the overall sheet products market is limited, the Company has concentrated on developing offerings of more highly processed products and production capability to provide the coil sizes favored by most of its customers. The Company's strategy for development of its sheet business is focused on increasing its percentage of coated products, such as galvanized, while capitalizing on developing specialty markets such as construction where the Company believes that its GALFAN products have potential in roofing and framing applications. As part of this strategy, the Company is also making efforts to enhance high quality end use of its products marketed through steel service centers, as well as developing the hot rolled market for heavier gauge and higher carbon applications for all markets.

  TMP. The Company has enjoyed substantial market share and a widely held reputation as a high quality producer of TMP, which comprise a wide variety of light gauge coated steels. Tin plate and black plate products are sold under the Company name and under such registered trademarks as WEIRITE and WEIRLITE. In addition to tin plate and black plate, the Company produces electrolytic chromium coated steel under the registered trademark WEIRCHROME.

  The Company is one of the largest domestic producers of TMP. During the first quarter of 1996, the Company's market share of TMP was approximately 22%, an increase from the 19% and 15% market share held in 1995 and 1994, respectively. Prior to 1994, the Company's market share of TMP was consistently greater than 20%. However, the outage of the No. 9 Tandem Mill in April 1994 reduced the Company's TMP shipments significantly in the second half of 1994. During 1995, the Company began to regain its TMP market share and achieved a more traditional product mix, as it resumed normal operations following the rebuild of the No. 9 Tandem Mill in the first quarter of 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Production and Shipments." TMP shipments on an industry-wide basis have remained relatively steady in recent years even as plastic, aluminum, composites and other materials have competed for potential growth in some applications. The TMP market is now primarily directed at food, juices and general line cans. The majority of the Company's TMP sales have been to can manufacturing and packaging companies, a substantial amount of whose annual requirements are established in advance. This market is characterized by a relatively low number of manufacturers. During 1995, shipments to ten major can manufacturers accounted for approximately 74% of the Company's TMP sales and its five largest TMP customers accounted for 19% of total revenues. The balance of the TMP is sold to other can manufacturers, manufacturers of caps and closures and specialty products ranging from film cartridges, lighting fixtures and battery jackets to cookie sheets and curtain rods. As a result of more predictable sales patterns for TMP, the Company is able to determine in advance a significant portion of its production requirements, allowing it to operate its production facilities more efficiently and adjust its marketing and production efforts for other products. Historically, the greater predictability of the TMP market and its relative pricing stability have served to cushion the Company against greater price volatility in the sheet product market.

  The following table, based on information from the AISI, shows the Company's historical share of the domestic TMP market for the three months ended March 31, 1996 and for each fiscal year in the five-year period ended December 31, 1995.

                                      TMP
                            HISTORICAL MARKET SHARE

                                 THREE MONTHS
                                    ENDED        YEAR ENDED DECEMBER 31,
                                  MARCH 31,   ---------------------------------
                                     1996     1995   1994   1993   1992   1991
                                 ------------ -----  -----  -----  -----  -----
                                           (IN THOUSANDS OF TONS)
Industry shipments..............     996      3,942  4,137  4,123  3,927  4,040
Shipments(l)....................     222        763    615    895    890    857
Market share....................      22%        19%    15%    22%    23%    21%

- --------
(1) Includes secondary products

  The Company has the capacity to produce sufficient quantities of "clean" steel (steel with fewer impurities) to fill anticipated TMP orders for the near term. The Company's facilities and expertise also allow it to produce the lightest gauges of tin plate, enhancing the manufacturing efficiencies of the Company's customers and promoting the use of its steel in leading edge technology products such as thin-walled containers.

  The Company has been a leading innovator in the development of can making technology through its WEIRTEC research and development center. The Company engages in end product research and development and provides support services to its customers. The Company believes these services have been of significant assistance, particularly to its TMP customers, and promote the consumption of the Company's products. See "--Research and Development."

  A Company-owned 1.1 million square foot finished products warehouse with storage and staging areas for TMP is located near the Company's mill to facilitate "just in time" production and delivery to eight of the Company's major customers which are located in attached, or nearby, manufacturing facilities. As steel coils are needed by customers' operations, they are moved from the adjoining central storage areas and loaded directly on to customers' production lines. This arrangement provides reductions in transportation costs for the Company and its customers.

PRODUCTION AND SHIPMENTS

  In 1991, after three years of approximately 100 million tons of raw steel production per year, the domestic steel industry's raw steel production fell to 87.3 million tons and shipments declined to 78.9 million tons. However, starting in December 1991 and continuing through 1995, the steel industry experienced a rebound in both production and shipments. Similarly, capacity utilization, which was 74% in 1991, increased to 93% in 1995. Industry raw steel production for 1995 was up approximately 5% to 102.7 million tons compared to 1994, while shipments increased by approximately 2% to 97.5 million tons. The high levels of production have continued through the first quarter of 1996 for both the Company and the domestic steel industry.

  In 1995, the Company produced 2.8 million tons of raw steel and shipped 2.7 million tons of finished and semi-finished steel products. Although production and shipment levels were slightly higher for 1995 as compared to 1994, the Company's finished product mix in 1995 included higher levels of TMP, as the rebuilt No. 9 Tandem Mill was brought on line. The following table sets forth annual production capability, utilization rates and shipment information for the Company and the domestic steel industry (as reported by the AISI) for the three months ended March 31, 1996 and for each fiscal year in the five-year period ended December 31, 1995.

                              THREE MONTHS
                                 ENDED        YEAR ENDED DECEMBER 31,
                               MARCH 31,   -----------------------------------
                                  1996     1995   1994   1993   1992     1991
                              ------------ -----  -----  -----  -----    -----
                                        (IN MILLIONS OF TONS)
 Company:
  Raw steel production.......      0.7       2.8    2.7    2.7    2.5      2.3
  Capacity...................      0.8       3.0    3.0    3.0    3.0(1)   3.4
  Utilization................       94%       95%    91%    91%    83%      68%
  Shipments..................      0.7       2.7    2.6    2.4    2.1      1.9
  Shipments as a percentage
   of industry total.........      2.8%      2.8%   2.7%   2.7%   2.6%     2.4%
 Industry:
  Raw steel production.......     26.0     102.7   97.9   96.1   91.6     87.9
  Capacity...................     28.0     110.4  108.2  109.9  113.1    117.6
  Utilization................       93%       93%    91%    87%    81%      74%
  Shipments..................     24.9      97.5   95.3   88.4   82.3     78.9

- --------
(1) The reduction in 1992 reflects the discontinuation of teemed slab production.

STEELMAKING PROCESS

  In primary steelmaking, iron ore pellets, iron ore, coke, limestone and other raw materials are consumed in blast furnaces to produce molten iron or "hot metal." The Company then converts the hot metal into raw or liquid steel through its basic oxygen furnaces where impurities are removed, recyclable scrap is added and metallurgy for end use is determined on a batch by batch basis. The Company's basic oxygen process shop

("BOP") is one of the largest in North America, employing two vessels, each with a steelmaking capacity of 360 tons per heat. Liquid steel from the BOP is then formed into slabs through the process of continuous casting. The Company operates a multi-strand continuous caster, rebuilt in 1990, which allows the Company to cast 100% of the steel it produces. The slabs are then reheated, reduced and finished by extensive rolling, shaping, tempering and, in many cases, by the application of plating or coating. Finished products are normally shipped to customers in the form of coils. The Company believes that its hot rolling mill, with two walking beam reheat furnaces, reversing rougher and millstand drive and control improvements, is a world-class facility that greatly enhances the Company's competitive capabilities. In addition, the Company has linked its steelmaking and rolling equipment with computer-control systems and is in the process of installing an integrated manufacturing control system to coordinate production and sales activities.

  The following chart shows the configuration of the Company's major production facilities:

[Description of chart for EDGAR purposes: chart showing the configuration of the
                   Company's major production facilities.]


RAW MATERIALS

  Unlike many of its larger competitors, the Company does not own or participate in the ownership of raw material mining reserves from which it can draw its production requirements. As a result, the Company must buy these materials on the open market.

  In October 1991, the Company entered into a contract with a subsidiary of Cleveland-Cliffs Inc. ("Cliffs") to purchase a substantial part of the Company's standard and flux grade iron ore pellet requirements through 2005. The contract provides for a minimum tonnage of pellets to be supplied based on the production capacity of the mining source during the contract periods, and for additional tonnages of pellets in specified circumstances. Purchase prices under the contract generally depend upon the product costs of one of the mines.

  The Company obtains the balance of its iron ore pellets and limestone requirements, in most cases, from multiple sources with the variable factors being price and quality rather than availability of supply.

  The Company, unlike a number of its larger integrated competitors, does not have its own coke making facilities. In July 1993, the Company entered into an agreement with USX Corporation to purchase blast furnace coke. The agreement, which expires in September 1996, provides for tonnages of 750,000 per calendar year through 1996, or the actual annual requirements of the Company if less than the stated amount. The price is to be the prevailing market price (subject to a ceiling and floor) for blast furnace coke determined each October prior to the delivery year. As a secondary coke supply, the Company also entered into an agreement with another coke producer which runs through December 1996. The Company, like other steelmakers, has utilized or is planning to install technologies calculated to achieve some reduction in the consumption of coke in blast furnace operations. The Company is actively pursuing future long term sources of coke, both domestically and abroad, and believes that it will be successful in obtaining coke necessary for its anticipated operations. However, if coke making capacity available to the industry continues to decline, future coke prices may be subject to significant escalation. The Company is engaged in negotiations with USX Corporation to extend its current contract; however, there can be no assurance that the Company will be able to extend the contract or that alternative sources of supply will be available to the Company at all or on as favorable terms.

  The Company utilizes scrap in its steelmaking process. Scrap steel is available from a number of sources at prevailing market prices.

  The Company's requirements for slabs have from time to time exceeded the production capacity of the Company's caster and the Company has purchased and may continue to purchase slabs from other sources in order to meet the demand for its products and to maximize the overall production efficiency of its entire operations. At the present time, the Company expects to be able to purchase slabs as and when needed.

  The primary sources of energy used by the Company in its steel manufacturing process are natural gas, oil, oxygen and electricity. In recent years, the Company has entered into natural gas purchase contracts with gas suppliers and transportation contracts with transmission companies to reduce prices paid for natural gas. The Company generates a significant amount of electricity and steam for processing operations from a mixture of excess blast furnace gas and natural fuels. The Company recently entered into a 15 year contract for the supply of oxygen to its steelmaking facilities. This new agreement significantly reduces the Company's oxygen supply costs. The Company continually attempts to conserve and reduce the consumption of energy in its steelmaking operations. A number of the Company's facilities have alternate fuel burning capability. A substantial increase in the Company's energy costs or a shortage in the availability of its sources could have an adverse effect on the Company.

  Management believes that the Company's long-term raw materials contracts are generally on competitive terms.

COMPETITION AND OTHER INDUSTRY FACTORS

  The domestic steel industry is a cyclical industry with intense competition among producers. Manufacturers of products other than steel, including plastics, aluminum, cardboard, ceramics and glass, have made substantial competitive inroads into traditional steel markets. During recessionary periods, the industry's high level of production capacity relative to demand levels has resulted in the reduction of selling prices across a broad range of products.

  Integrated steelmakers also face increased competition from mini-mills. Mini-mills are efficient, low-cost producers that generally produce steel by melting scrap in electric furnaces, utilize new technologies, have lower employment costs and target regional markets. Mini-mills historically have produced lower profit margin products, such as bars, rods, wire and other commodity-type steel products not produced by the Company. Recently developed thin cast technology has allowed mini-mills to enter certain of the sheet markets supplied by integrated producers. Two such facilities have been placed in operation and are competing in the hot rolled, cold rolled and galvanized marketplace, and other entities have announced plans or are in the process of starting similar facilities. In other instances, mini-mills seeking to capture segments of the flat rolled market have located facilities where they are geographically advantaged compared to their integrated competition. In general, prices for scrap, on which mini-mills are more dependent than integrated steel producers, have increased the operating costs of mini-mills. In response, some mini-mills have begun to develop scrap substitution iron-making technologies. Mini-mills generally continue to have a cost advantage over integrated steel producers.

  In response to increased competition, domestic steel producers have invested heavily in new plant and equipment, which has improved efficiency and increased productivity and quality. Many of these improvements are in active service and, together with the achievement of other production efficiencies, such as manning and other work rule changes, have tended to lower costs. In addition, it is estimated that approximately 10 to 14 million tons of new steelmaking capacity (primarily mini-mills) will be in place within the next three years, further threatening the viability of less efficient facilities.

  Domestic producers face competition from foreign producers over a broad range of products. Many foreign steel producers are owned, controlled or subsidized by their governments, making these producers subject to influence by political and economic policy considerations as well as the prevailing market conditions. Voluntary restraint arrangements covering 17 steel exporting nations and the European Community, which limited steel imports into the United States market, expired on March 31, 1992. A replacement structure to reduce subsidies and other unfair trade practices by foreign producers has not emerged. In 1992, a number of domestic steel producers filed extensive unfair trade cases covering imports of flat rolled carbon steel products. These cases sought the imposition of antidumping and countervailing duties on products alleged to have caused injury to domestic producers. In July 1993, the U.S. International Trade Commission (the "ITC") ruled antidumping and/or countervailing duties should be imposed on imports of galvanized sheet and plate from a number of countries representing the majority of imports, and on cold-rolled sheet from three countries accounting for approximately one-third of total imports. No duties were imposed on hot-rolled sheet imports. A number of these cases were appealed and the rulings made thus far by the Court of International Trade have upheld the ITC decisions. However, the Company believes that the decisions have not significantly increased the duties for those imports to levels where they have served as effective competitive barriers. As a percentage of domestic consumption, steel imports excluding semifinished products (primarily slabs), were at approximately 21%, 24% and 17% in 1995, 1994 and 1993, respectively.

  The Company's primary competitors in sheet products consist of most domestic and international integrated steel producers and mini-mills. The Company's primary TMP competitors in recent years have been USX Corporation, LTV Corporation, Bethlehem Steel Corporation, National Steel Corporation and USS-POSCO Industries. The Company experiences strong competition in all its principal markets with respect to price, service and quality.

RESEARCH AND DEVELOPMENT

  The Company engages in research and development for the improvement of existing products and processes, and the development of new products and product applications. During 1995, 1994 and 1993, the Company spent approximately $3.2 million, $6.3 million and $5.4 million, respectively, for research and development activities. WEIRTEC, the Company's research and development center specializing in the advancement of steel can making technology, maintains research and prototype steel packaging manufacturing facilities, analytical laboratory facilities and computer simulation systems in Weirton, West Virginia. In recent years, WEIRTEC has played a central role in the development of thin-wall, two piece beverage can technology and other products seeking to capitalize on the Company's production expertise, particularly in coated products. WEIRTEC is currently conducting research projects on clean steel production techniques, polymer to steel lamination and the application of galvanized steel products in the residential and commercial construction industry. See "--Principal Products and Markets." WEIRTEC assists customers in the development of new products and collaborates with the AISI in the development of new product lines and production techniques that will increase the use and quality of steel products. The Company believes that the scientists, engineers, technicians and the facilities of WEIRTEC enhance the Company's technical excellence, product quality and customer service.

  The Company owns a number of patents that relate to a wide variety of products and applications and steel manufacturing processes, has pending a number of patent applications, and has access to other technology through agreements with other companies. The Company believes that none of its patents or licenses, which expire from time to time, or any group of patents or licenses relating to a particular product or process, is of material importance in its overall business. The Company also owns a number of registered trademarks for its products.

ENVIRONMENTAL CONTROL

  Compliance. The Company is subject to extensive federal, state and local environmental laws and regulations, including those governing discharges into the air and water, as well as the handling and disposal of solid and hazardous wastes. The Company is also subject to federal and state requirements governing the remediation of environmental contamination associated with past releases of hazardous substances. In recent years, environmental control regulations have been marked by increasingly strict compliance standards. Governmental authorities have the power to enforce compliance with these requirements, and violators may be subject to civil or criminal penalties, injunctions or both. Third parties also may have the right to sue to enforce compliance.

  Capital expenditures for environmental control facilities were approximately $3.9 million in 1995, $3.2 million in 1994 and $1.0 million in 1993. For 1996 and 1997, the Company has budgeted approximately $11.7 million and $5.0 million, respectively, in capital expenditures for environmental control facilities. Given the nature of the steelmaking industry, it can be expected that substantial additional expenditures will be required from time to time to permit the Company to remain in compliance with environmental regulations. In addition, new or expanded environmental requirements could increase the Company's environmental costs in the future. Since the effects of future requirements are not presently determinable, it is not possible to predict the ultimate future cost of compliance. The Company, like its competitors, does not expect to be able to pass on to customers cost increases specifically resulting from compliance with environmental regulations.

  In the past, the Company has resolved environmental compliance issues through consent decrees with certain environmental authorities, pursuant to which the Company has implemented corrective actions and paid fines and penalties relating to violations, or alleged violations, of environmental laws and regulations. The Company's near-term focus for environmental compliance centers on procedures to achieve ambient air quality and water pollution control standards. In addition to improving its monitoring and study programs, the Company anticipates taking affirmative action to reduce sulfur dioxide and particulate emissions primarily by changing operating policies and by improving the quality of maintenance procedures. In an effort to improve its water pollution discharge compliance performance, the Company initiated in 1993 an around-the-clock environmental control supervisory function and is seeking to create a mobile maintenance group dedicated to environmentally safe operation.

  Waste Sites and Proceedings. Under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), and similar state statutes, the EPA and state regulators may seek to impose joint and several liability on waste generators, owners, operators and others with respect to contaminated sites as potentially responsible parties ("PRPs"), regardless of fault or the legality of the original disposal activity. The Company is entitled to indemnification from National for certain environmental liabilities, including those relating to CERCLA and similar statutes, as more fully described below. The Company believes that National has provided notices to the EPA regarding a number of sites as required by CERCLA which had been used by the Division prior to its sale to the Company, two of which are located on property owned by the Company. Insofar as any of those sites involve liabilities under CERCLA or other environmental laws or regulations for prior Division activities, the Company believes it is indemnified by National.

  The Company and/or its predecessors have been conducting steel manufacturing and related operations at various locations, including the Company's current plant site, for over eighty years. Although the Company and its predecessors utilized operating practices that were standard in the industry at the time, hazardous substances may have been released on or under these sites. In accordance with regulatory requirements under the Resource, Conservation and Recovery Act ("RCRA"), the Company anticipates that it will be required to investigate these prior releases and take corrective action where deemed appropriate. In addition, the Company and its predecessors have disposed of solid and hazardous wastes at various off-site waste disposal sites, at some of which sites hazardous substances may have been released. Pursuant to CERCLA and similar state laws, the Company may be required to remediate contamination at some of these sites or participate in the sharing of such costs as deemed necessary. The Company does not have sufficient information to estimate its potential liability in connection with any potential future remediation. However, the Company believes that if any such remediation is required, it will occur over an extended period of time. In addition, the Company believes that many of these sites may also be subject to indemnity obligations by National to the Company.

  In March 1988 and September 1989, respectively, the Pennsylvania Department of Environmental Resources ("PADER") and/or the EPA notified the Company that it was considered to be among a number of PRPs for the disposal of wastes at the Municipal and Industrial Disposal Company site near Elizabeth, Pennsylvania and at the Tex Tin site near Texas City, Texas, and requested the Company's voluntary participation in certain remedial actions. The Company's records do not indicate any involvement with either site by the Company. Both the Company and National have been named as defendants in a suit filed by Amoco Chemical Corporation in the U.S. District Court for the Southern District of Texas in May 1996. The suit alleges that the Company, National and numerous other defendants are liable for Amoco's remedial costs at the Tex Tin site. The Company believes that National would be responsible for any remedial actions if there had been prior involvement by the Division. The Company has given all required notices to National for the purpose of facilitating its response to this matter.

  During February 1991, the Company received notification under CERCLA that it may incur or may have incurred a liability as a PRP with respect to a drum site located near Avenue H in Weirton, West Virginia. According to Company records, the drum site is on property owned, but never used, by the Company. Following consultation with appropriate agencies, the Company initiated a voluntary remediation program at the site, which program consisted primarily of the disposal of the drums. The drum remediation proceeded pursuant to an EPA approved work plan. On December 14, 1993, the Company received written approval from the EPA that all of the requirements of the work plan had been satisfactorily completed. There can be no assurance that the EPA will not require additional monitoring or remediation of the site. The Company believes that National, under its indemnity agreements with the Company, is responsible for any environmental liabilities involving the site, including reimbursement for the total cost of the remediation program. National has reimbursed the Company for the $761,000 spent by the Company to date on the remediation program at this site. However, in June 1994, the Company received and paid an invoice from the EPA seeking payment for oversight and response costs incurred by the EPA with regard to this site in the approximate amount of $12,000. The Company believes that this sum represents the final expenditure related to this remediation program and expects to be reimbursed by National for this sum.

  In May 1992, the Company received notice from the PADER that it was considering a closure plan and post-closure plan for a solid waste landfill facility in Hanover Township, Pennsylvania (the "Hanover Site") operated by Starvaggi Industries Inc. From at least the 1960's through mid-1983, National and, after mid-1983, the Division and the Company disposed of solid wastes at the facility. The Company believes that although it disposed of various materials which were residual to the steelmaking industry, such materials were not classified as hazardous substances under applicable law. At this time, definitive closure plans and post-closure care plans have not been adopted. National's contractually assumed reimbursement obligation to the Company with respect to the closure of this facility is limited to $1.0 million. Although there can be no assurances, the Company does not anticipate that the costs for site closure will exceed the limitation on National's liability.

  West Virginia Division of Environmental Protection. In January 1993, the Company received a notification from the DEP that four ground water monitoring wells situated at the Division's former coke making facilities on Brown's Island in Hancock County, West Virginia, currently owned but never operated by the Company, tested in excess of maximum levels established by the EPA and DEP for certain contaminants. The DEP requested the Company to supply it with additional data regarding the site and stated that additional investigation, and possible remediation would be required. The Company and the DEP are discussing the implementation of an enhanced ground water monitoring program for the area. The Company expects that any additional monitoring or remediation which may be required will be discussed in the multimedia enforcement process described below. The Company has given notice to National of the DEP communication. Although the Company believes that National will be responsible for any required remediation National has not yet reimbursed the Company for approximately $210,000 spent to date by the Company for remediation activities to remediate certain sediments.

  In October 1992, the Company entered into a consent order with the DEP that provided for administrative fines and penalties to be assessed against the Company for asserted spills of various substances under provisions of the federal Clean Water Act administered by the DEP. The consent order required the payment of an administrative settlement in the amount of $99,000 as well as the application of $40,000 to a "best management practices" plan to reduce or eliminate the frequency of spills at the tin mill, which plan is being implemented. The consent order also provides for stipulated penalties upon the occurrence of future spills. The Company is working to improve its operating practices to minimize the occurrence of spills.

  Potential Multimedia Enforcement Action. In December 1993, the Company was informed by the DEP that the EPA was considering initiating a "multimedia" enforcement action against the Company. Multimedia actions involve coordinated enforcement proceedings related to water, air and waste-related issues stemming from a number of federal and state statutes and rules. In recent years, such actions have resulted in penalties and other commitments being obtained from many of the Company's competitors.

  In March 1996, the EPA advised the Company that it had identified a number of enforcement issues pertaining to waste water discharges, air emissions and waste handling operations by the Company. The EPA proposed that the parties attempt to resolve these issues during a six-month negotiation period. The EPA indicated that it would expect a negotiated settlement to include necessary corrective steps to address noncompliance issues and a civil penalty. However, the EPA also indicated that consideration would be given to offsetting a portion of any cash penalty through the Company's performance of supplemental environmental projects. If a negotiated settlement could not be reached by September 15, 1996, the EPA indicated that it would commence a civil enforcement action in federal court. The Company agreed to proceed with the negotiation process, which began on March 14, 1996. The Company cannot predict the results of its negotiations with the EPA, including whether an agreement can be reached, the cost of any required compliance, or the extent of any penalty. Likewise, the Company cannot predict whether the EPA will initiate enforcement proceedings or their outcome. Based on its review of the matters involved and discussions to date with representatives of the EPA, while no assurance can be given, the Company does not believe that any fines, penalties or costs to remediate would have a material effect on the Company's financial position or results of operations. However, it is expected that related capital expenditure projects and required changes in operating practices will increase future operating costs, which may have a significant effect on future results of operations.

  Air Emission Notice of Violation. In October 1995, the Company received a Notice of Violation from the EPA alleging violations of certain West Virginia regulations relating to air emissions at four of the Company's facilities, which may result in fines and penalties. The alleged violations are being discussed in the multimedia negotiation process. The Company has undertaken certain capital projects and anticipates implementing operational changes designed to enhance air emission control at these facilities.

  Water Discharge Permitting. In June 1994, the DEP issued a renewal National Pollutant Discharge Elimination System ("NPDES") permit to the Company for its water discharges. The renewal NPDES permit contained a number of new requirements, including stringent "water quality-based" effluent limitations based on West Virginia regulation (the "Regulation"). The DEP has given the Company until June 30, 1998 to comply with the renewal permit. The Company appealed the renewal permit to the West Virginia Water Resources Board and is currently conducting settlement discussions with state and EPA regulators relating to the limitations contained in the renewal permit. The Company cannot predict the outcome of these negotiations. However, the Company believes that it will not be able to ensure consistent compliance with certain limitations contained in the permit as issued without significant treatment technology and/or process changes. The Company cannot estimate the cost of installing such technology or effecting such changes, if necessary.

  Additionally, in March 1996, the West Virginia Legislature enacted certain changes in the West Virginia regulations that served as a basis for portions of the renewal permit and as a result of these changes, the Company believes certain effluent limitations contained in the renewal permit will be recalculated. Although there can be no assurances, the Company believes that it can meet these limitations using its existing wastewater treatment facilities. However, if the appeal is unsuccessful and/or the new regulation does not result in recalculated effluent standards, the Company believes it will not be able to ensure consistent compliance with certain provisions contained in the permit without significant treatment technology and/or process changes, if necessary. The Company cannot estimate the cost of installing such technology or effecting such changes, if necessary, but believes that such costs could be material.

  To date, the Company has paid stipulated penalties to the DEP totaling $184,000 pursuant to the terms of the 1992 consent order between the Company and the DEP.

  Waste Handling and Underground Storage Tank Notice of Violation. In July 1994, the DEP issued notices of violation and a draft consent order wherein it alleged various violations under RCRA and violations of underground storage tank requirements with proposed penalties aggregating approximately $250,000. In connection with the underground storage tank issues, the Company entered into a consent order with the DEP, in December 1994, pursuant to which the Company paid an administrative settlement of $40,000 and conducted a site investigation for leaking underground storage tanks. The Company has substantially completed remediation activities at the areas contaminated by leaking underground storage tanks and is currently continuing groundwater monitoring and recovery of any free phase product. The balance of the alleged RCRA violations are being discussed in connection with the multimedia negotiation process.

  Indemnification. According to the agreements by which the Company acquired the assets of the Division from National, the Company is entitled to indemnification from National for liabilities, including governmental and third-party claims, arising from violations prior to the acquisition, and National is entitled to indemnification from the Company for such matters after the acquisition. In addition, the Company, subject to the $1.0 million limitation applicable to the Hanover Site described above, is entitled to reimbursement for clean-up costs related to facilities, equipment or areas involved in the management of solid or hazardous wastes of the Division ("Waste Sites") , as long as the Waste Sites were not used by the Company after the acquisition. Third-party liability claims relating to Waste Sites are likewise covered by the respective indemnifications. The previously described Hanover site is specifically subject to a $1.0 million limitation of National's contractually assumed reimbursement obligation to the Company.

  There can be no assurance that National will pay or continue to pay under its indemnity obligations. The Company's ability to obtain future reimbursement or indemnification relating to environmental claims from National depends, in addition to National's continued financial viability (including National's ability to collect certain insurance proceeds with respect to environmental claims), on the nature of future claims made by the Company, certain limitations on National's liability, whether the parties can settle outstanding differences relating to indemnification rights and the outcome of any necessary litigation between the Company and National regarding such issues.

EMPLOYEES

  At March 31, 1996, the Company had 5,615 employees, of whom 4,337 were engaged in the manufacture of steel products, 590 in support services, 190 in sales and marketing activities and 498 in management and administration. In 1992, the Company implemented a program, as part of its business strategy, that was designed to reduce its workforce primarily through retirement and attrition. After giving effect to the most recent workforce reduction announced in May 1996, the Company has reduced its workforce by approximately 33% since 1988.

  The Company has collective bargaining agreements with the Independent Steelworkers Union, which represents approximately 4,581 employees as of March 31, 1996 in bargaining units covering production and maintenance workers, clerical workers, nurses; and the Independent Guard Union, which represents 48 employees. The agreements terminate on September 25, 1996. Historically, the Company's compensation structure has placed a heavier emphasis on profit sharing compared to other major integrated steel producers. This structure tends to cause the wage portion of the Company's employment costs to be relatively higher during periods of profitability and relatively lower during periods of low earnings or losses. See "Risk Factors--Collective Bargaining Agreements."

  The Company's current labor agreements provide for the payment of bonuses in the gross amount of $3,500 per employee, to be paid in installments over the three year term of the contracts, but do not provide for wage increases. During the terms of the agreements, the Company's profit sharing plan, which covers substantially all employees, provides for participants to share in the Company's profits each year at a rate equal to 1/3 of the Company's "adjusted net earnings" for that year as defined under the plan, provided its net worth exceeds $100 million. If, however, payment of the full profit sharing amount would reduce the Company's net worth below $100 million, payments are reduced to an amount necessary to maintain the $100 million threshold. If the Company's net worth is in excess of $250 million, the profit sharing rate increases to 35%. However, if payment of the full profit sharing amount would reduce the Company's net worth below $250 million, payments at this rate would be limited as necessary to maintain the $250 million threshold and the remainder of the payment would be made at the 1/3 rate. For 1995, the Company accrued profit sharing of $24.2 million, which was paid in March 1996. The labor agreements limit the Company's exposure to increased costs of health care while providing increased medical coverages through a managed health care "point of service" program and a ceiling on the Company's cash basis cost of health care for future retirees. The agreements also contain limitations on the Company's ability to reduce its represented workforce by layoffs, with exceptions for adverse financial, operational, and business circumstances. In addition, the agreements provide for certain improvements in the Company's defined benefit plan.

  The Company and its unions are commencing negotiations on new collective bargaining agreements. The Company cannot predict whether it will reach new contracts with its represented employees prior to the expiration of the current agreements, or the terms of such new contracts. The Company believes that its new labor contracts should continue to emphasize cost control features to sustain the Company's ability to withstand industry downcycles.

  In March 1995, the Company filed an action in the United States District Court for the Northern District of West Virginia entitled Weirton Steel Corporation v. Independent Steelworkers Union under Section 301 of the Labor-Management Relations Act of 1947, as amended. The suit alleges that the defendant Independent Steelworkers Union and certain of its members conducted an illegal work stoppage at the Company's tin mill in February 1995 in violation of the collective bargaining agreement between the union and the Company. The action seeks a court order directing the parties to utilize the grievance resolution provisions of the bargaining agreement as the exclusive, proper procedure for settling differences and also seeks compensatory damages for the Company's loss of the use of its facility during the stoppage in such amount as the court finds proper. The action is pending trial.

  From January 1984 until June 1989, the Company was owned in its entirety by its employees through the 1984 ESOP, in which substantially all employees were participants. In June 1989, the 1984 ESOP completed a public offering of common stock, resulting in the common stock being listed and traded on the New York Stock Exchange.

  Substantially all of the Company's employees participate in its two ESOPs which owned approximately 27% of the outstanding common and approximately 98% of the outstanding preferred shares of the Company at March 31, 1996. As of March 31, 1996, the two ESOPs represented approximately 48% of the Company's voting power.

PROPERTIES AND FACILITIES

  The Company owns approximately 2,500 acres in the Weirton, West Virginia, area which are devoted to the production and finishing of steel products, research and development, storage, support services and administration. The Company owns trackage and railroad rolling stock for materials movement, water craft for barge docking, power generation facilities and numerous items of heavy industrial equipment. The Company has no material leases for real property. The Company's mill and related facilities are accessible by water, rail and road transportation. The Company believes that its facilities are suitable to its needs and are adequately maintained.

  The Company's operating facilities include a sinter plant and four blast furnaces; however, its current operating strategy employs a two blast furnace configuration with an annual hot metal capacity of approximately 2.5 million tons. One currently idled furnace is being refurbished and will replace an operating furnace that is nearing the end of its campaign, anticipated to be in the fourth quarter of 1996, at which time the Company will undertake a major reline and rebuild of that furnace. Although the Company does not anticipate operating a three blast furnace configuration in the near term, under that operating scenario, its annual hot metal capacity could be increased to 3.6 million tons. The Company's primary steelmaking facilities include a two vessel BOP shop with an annual capacity of 3.0 million tons of raw steel based on a two blast furnace operation. Primary steelmaking facilities also include a CAS-OB facility, two RH degassers, and a four strand continuous caster with an annual slab production capacity of up to 3.0 million tons. The Company's downstream operations include a hot strip mill with a design capacity of 3.8 million tons, two continuous picklers, three tandem cold reduction mills, three hot dip galvanize lines, one electro-galvanize line, two tin platers, one chrome plater, one bimetallic chrome/tin plating line and various annealing, temper rolling, shearing, cleaning and edge slitting lines, together with packaging, storage and shipping and receiving facilities.

LEGAL PROCEEDINGS

  The Company is involved as a defendant or plaintiff in various legal proceedings relating to claims arising out of its operations in the normal course of business. Such claims involving the Company as a defendant are generally covered by insurance. It is management's opinion that any liability resulting from existing litigation would not have a material effect on the Company's business, financial position or results of operations.

                                  MANAGEMENT

  The directors and executive officers of the Company as of March 15, 1996 were as follows:

                              AGE AT
NAME                      MARCH 15, 1996                   OFFICE
- ----                      --------------                   ------
Richard K. Riederer(1)..        52       President, Chief Executive Officer and
                                         Chief Operating Officer; Director
James B. Bruhn(1).......        55       Executive Vice President--Commercial;
                                         Director
Craig T. Costello(1)....        48       Executive Vice President--Manufacturing;
                                         Director
David L. Robertson......        52       Executive Vice President--Human Resources
                                         and Corporate Law
Earl E. Davis, Jr. .....        47       Vice President--Finance and Chief Financial
                                         Officer
Thomas W. Evans.........        59       Vice President--Materials Management
David M. Gould..........        57       Vice President--Economic Development
William R. Kiefer.......        46       Vice President--Law and Secretary
Narendra M. Pathipati...        38       Vice President--Corporate Development and
                                         Strategy
John H. Walker..........        38       Vice President--Operations
Mac S. White, Jr. ......        63       Vice President--Engineering
Mark E. Kaplan..........        34       Controller
Richard E. Burt(2)......        49       Chairman of the Board of Directors
Robert J.                       39
 D'Anniballe(3).........                 Director
Michael Bozic(2)........        55       Director
Mark G. Glyptis(3)......        44       Director
Phillip A. Karber(3)....        49       Director
Joseph J. Nowak(4)......        64       Director
Robert S. Reitman(2)....        62       Director
Richard F. Schubert(2)..        59       Director
David I.J. Wang(2)......        63       Director
Ronald C. Whitaker(2)...        48       Director
Thomas R. Sturges(2)....        51       Director

- --------
(1) Management Director
(2) Independent Director
(3) Union Director
(4) ESOP Director

  Unless otherwise indicated below, the directors and executive officers of the Company have held their respective positions as officers and/or directors of the Company for at least the last five years.

  Richard K. Riederer has been President and Chief Operating Officer since January 1995 and Chief Executive Officer since November 1995. From September 1994 to January 1995, he was Executive Vice President--Finance and Chief Financial Officer. Prior to that, he served as Vice President and Chief Financial Officer beginning in January 1989. He has been a director of the Company since October 1993.

  James B. Bruhn has been Executive Vice President--Commercial since September 1994. He joined the Company as Vice President--Sales and Marketing--Tin Mill Products in July 1987, and was named Vice President--Tin Mill Products Business in November 1992. He has been a director of the Company since May 1990.

  Craig T. Costello has been Executive Vice President--Manufacturing since September 1994. From October 1993 to September 1994, he served as Vice President--Operations. Mr. Costello served as General Manager--Operations from 1988 to 1993. Mr. Costello has been a director of the Company since 1996.

  David L. Robertson has served as Executive Vice President--Human Resources and Corporate Law since March 15, 1996. Prior to that, Mr. Robertson was a senior partner in the law firm of Volk, Robertson & Hellerstedt.

  Earl E. Davis, Jr. has served as Vice President--Finance and Chief Financial Officer since July 1995. From May 1994 to July 1995, he served as Controller. From August 1991 to April 1994, he served as Assistant Controller. Prior to August 1991, Mr. Davis was Director of Internal Audit.

  Thomas W. Evans has been Vice President--Materials Management since February 1988.

  David M. Gould was named Vice President--Economic Development in September 1994. Mr. Gould previously was Vice President--Sales and Marketing--Sheet Products from 1983 until September 1994.

  William R. Kiefer has been Vice President--Law and Secretary since May 1990. From March 1988 to May 1990, he served as Director--Legal Affairs and Secretary.

  Narendra M. Pathipati has served as Vice President--Corporate Development and Strategy since July 1995. Mr. Pathipati served as Treasurer of the Company from August 1991 to July 1995. From February 1990 to July 1991, he served as Director of Financial Planning and Analysis.

  John H. Walker has been Vice President--Operations since July 1995. From April 1994 to July 1995, Mr. Walker was General Manager--Operations. Mr. Walker was Director--Operations Planning from March 1990 to April 1994.

  Mac S. White, Jr. has been Vice President--Engineering of the Company since May 1992. From April 1989 to April 1992, Mr. White was Director of Engineering for the Company.

  Mark E. Kaplan has served as Controller since September 1995. Prior to that, Mr. Kaplan was employed by Arthur Andersen LLP, where he held a number of positions, most recently as Senior Manager in the Audit Department.

  Richard R. Burt has been Chairman of the Board of the Company since April 1, 1996. He has also been Chairman of International Equity Partners, LLP, an international financial services firm since 1994. Mr. Burt has also held the following positions: Partner, McKinsey and Company from 1991 to 1994; Chief Negotiator for the United States in the Strategic Arms Reduction Talks (START) from 1989 to 1991; Director of the Lauder Institute of the Wharton School of Business, Hollinger International Inc. and The Mitchell Hutchins Funds managed by PaineWebber, Inc.; Chairman of the Board of Video Lottery Technologies, Inc.; and a Member of the International Advisory Council of the Bank of Montreal.

  Robert J. D'Anniballe, Jr. is a partner in the law firm of Alpert, D'Anniballe & Visnic, which serves as general counsel to the ISU.

  Michael Bozic has been Chairman, Chief Executive Officer and Director of Levitz Furniture Corporation since 1995. He was former President and Chief Executive Officer and director of Hills Stores Company from 1991 to 1995. Mr. Bozic is also a director of EagleMark Financial Services, Inc., Dean Witter InterCapital, Inc. and the United Negro College Fund. He has been a director of the Company since 1994.

  Mark G. Glyptis has been President of the ISU since August 1991. He has been an employee of the Company since 1973.

  Phillip A. Karber has been a corporate Vice President of BDM International, Inc., a firm that provides information technology services to both the public and private sector in the United States and abroad, since 1989. He joined BDM in 1971. During a leave of absence from BDM, Mr. Karber served as an advisor on strategy development to the Secretary of Defense from 1981 to 1983. His other affiliations include: director of the German American Business Association; Washington, D.C. Metropolitan Area Y.M.C.A.; Advisory Board, Mosher Institute; and Texas A&M University. He has been a director of the Company since 1992.

  Joseph J. Nowak is currently a director of Penn Power Company. He served as Vice-President of Armco, Inc., a specialty steel producer, from 1992 to 1993 and as Executive Vice President of Cyclops Corporation, a specialty steel producer, from 1988 to 1992. Mr. Novak has been a director of the Company since 1995.

  Robert S. Reitman is Chairman, President, Chief Executive Officer and Director of the Tranzonic Companies, a manufacturer of paper and plastic products principally for industrial use. He is also a director of Society National Bank. Mr. Reitman has been a director of the Company since 1995.

  Richard F. Schubert served as the President and Chief Executive Officer of the Points of Light Foundation from 1990 to 1995. Mr. Schubert has been the Chairman of the Peter F. Drucker Foundation since 1995 and also holds the position of Chairman of BioRelease, Inc., a biotechnology firm. He is a Director of National Alliance Business and Management Training Corporation.

  David I.J. Wang is a director of U.G.I. Corporation and Americas, Inc., as well as several privately held companies. He is a member of the Advisory Boards at Georgia Institute of Technology and Hampton University. Mr. Wang served as Executive Vice President and Director of International Paper Co. from 1987 to 1991. He has been a director of the Company since 1992.

  Ronald C. Whitaker has been the President and Chief Executive Officer of EWI, Inc., a supplier of metal fabrications and prototype products for automotive/truck/bus industries since 1995. He served as the Chairman, President and Chief Executive Officer of Colt's Manufacturing Company from 1992 to 1995 and as President of Wheelabrator Corporation, from 1988 to 1992. Mr. Whitaker has been a director of the Company since 1995. In 1996, EWI filed a petition under Chapter 11 of the United States Bankruptcy Code.

  Thomas R. Sturges has been Executive Vice President of The Harding Group Inc., an investment firm, since February 1990.

  The Restated Certificate provides for a Board of Directors of 14 members divided into three classes, designated as Class I, Class II and Class III, respectively. Each class serves a three-year term, and the terms are staggered so that the term of one class expires at each year's annual meeting of stockholders. At each annual meeting of stockholders, therefore, a different class of directors is elected.

  The Restated Certificate also provides for certain qualifications among the Company's directors. Specifically, at least three members of the Board of Directors (the "Union Directors") must be designated by the Company's primary recognized collective bargaining agent (the "Union"), currently the ISU, provided the Union meets certain requirements. One of the Union Directors must be the president of the Union and the other two are designated by certification of the executive committee of the Union. The Restated Certificate further provides that three members of the Board of Directors (the "Management Directors") must consist of the Chief Executive Officer of the Company and two of the Company's employees designated by the Chief Executive Officer. Seven directors must not be, nor ever have been, employees of the Company or its predecessor, or the Union, and may not be affiliated with persons having certain substantial business relationships with the Company. One director is the "ESOP Director" who is required to be nominated by the Board of Directors pursuant to a certification by a nominating committee elected by the 1984 and 1989 ESOP participants.

                             DESCRIPTION OF NOTES

  The Exchange Notes will be issued, and the Senior Notes were issued, under the Indenture dated July 3, 1996, between the Company and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The Notes are subject to all such terms, and prospective investors are referred to the Indenture and the Trust Indenture Act for a statement of such terms.

  The following statements are summaries of the material terms of the Notes and the Indenture and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture, a copy of which is available upon request from the Company or the Trustee and has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Certain of such defined terms are set forth below under "--Certain Definitions."

GENERAL

  The Exchange Notes will bear 11 3/8% interest from and including the date such Exchange Notes are first issued under the Indenture, payable semiannually on July 1 and January 1 of each year, commencing January 1, 1997, to holders of record ("Holders") at the close of business on June 15 or December 15 immediately preceding each such interest payment date. Holders whose Senior Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes. The Notes will be due on July 1, 2004, and will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

  The holders of the Notes may be entitled to liquidated damages in certain circumstances if the Company does not meet its registration requirements with respect to the Notes. See "Senior Notes Registration Rights."

  The Notes are unsecured obligations of the Company limited to an aggregate amount of $125 million. The Notes are senior to all subordinated indebtedness of the Company and pari passu with all existing and future senior unsecured indebtedness of the Company.

REDEMPTION

  Optional Redemption. The Notes may not be redeemed at the option of the Company prior to July 1, 2000. The Notes will be subject to redemption at any time on or after July 1, 2000, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, if redeemed during the 12-month period beginning July 1 of the years indicated below:

            YEAR                         REDEMPTION PRICE
            ----                         ----------------
            2000........................    105.6875%
            2001........................    102.8438%
            2002 and thereafter.........    100.0000%

  Selection and Notice of Redemption. In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, provided, however, that the Notes will be redeemed only in the amount of $1,000 or integral multiples thereof. Notice of redemption to the Holders of Notes to be redeemed as a whole or in part shall be given by mailing notice of such redemption by first-class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption to such Holders of Notes at their last addresses as they shall appear upon the registry books. On and after the redemption date, interest and Liquidated Damages (as defined herein), if any, cease to accrue on Notes or portions thereof called for redemption.

  Sinking Fund. There will be no sinking fund for the Notes.

CERTAIN COVENANTS

  The following is a summary of certain covenants that are contained in the Indenture. Such covenants will be applicable (unless waived or amended as permitted by the Indenture) so long as any of the Notes are outstanding.

  Limitations on Indebtedness. The Company will not, and will not permit any Subsidiary to, create, incur, assume, become liable for or guarantee the payment of (collectively, an "incurrence") any Indebtedness (including Acquired Indebtedness), other than Permitted Indebtedness, or permit any Subsidiary to issue any Preferred Stock other than Preferred Stock that is issued to and held by the Company or a wholly owned Subsidiary of the Company (so long as the Company or a wholly owned Subsidiary owns such Preferred Stock); provided the Company may incur, and may permit any Subsidiary to incur, Indebtedness (including Acquired Indebtedness) if (a) at the time of such event and after giving effect thereto, on a pro forma basis, the ratio of Consolidated EBITDA to Consolidated Fixed Charges for the four fiscal quarters immediately preceding such event for which financial information is available consistent with the Company's prior practice, taken as one period and calculated on the assumption that such Indebtedness had been incurred on the first day of such four-quarter period and, in the case of Acquired Indebtedness, on the assumption that the related acquisition (whether by means of purchase, merger or otherwise) also had occurred on such date with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation, would have been greater than 1.75 to 1, and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness.

  Notwithstanding the foregoing, the Company will not permit any Subsidiary to incur Indebtedness (including Acquired Indebtedness) unless, at the time of the incurrence of such Indebtedness and after giving effect thereto, on a pro forma basis, without duplication, the sum of (i) the aggregate amount of Indebtedness (including Acquired Indebtedness and Permitted Indebtedness) of all Subsidiaries of the Company plus (ii) the aggregate amount of all outstanding Indebtedness secured by Liens issued, assumed or guaranteed by the Company or any Subsidiary (excluding Indebtedness secured by Permitted Liens) plus (iii) the aggregate amount of Attributable Debt incurred by the Company or any Subsidiary in respect of sale and leaseback transactions does not at such time exceed 10% of Consolidated Net Tangible Assets.

  Limitations on Restricted Payments. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any Restricted Payment unless:

    (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment;

    (b) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments (the fair market value of any such Restricted Payment, if other than cash, as determined in good faith by the Company's Board of Directors and evidenced by a resolution of such Board) declared or made after the Issue Date does not exceed the greater of (i) $5 million or (ii) the sum of (A) 50% of the Consolidated Net Income of the Company on a cumulative basis during the period (taken as one accounting period) from April 1, 1993 and ending on the last day of the Company's last fiscal quarter ending prior to the date of such Restricted Payment (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit), plus (B) 100% of the aggregate net cash proceeds of, and the fair market value of marketable securities (as determined in good faith by the Company's Board of Directors and evidenced by a resolution of such Board) received by the Company from, the issue or sale after April 1, 1993 of Capital Stock of the Company (other than the issue or sale of (x) Disqualified Stock, (y) Capital Stock of the Company to any Subsidiary of the Company or (z) Capital Stock convertible (whether at the option of the Company or the holder thereof or upon the happening of any event) into any security other than its Capital Stock) and any Indebtedness or other securities of the Company convertible into or exercisable for Capital Stock (other than Disqualified Stock) of the Company which has been so converted or exercised, as the case may be, minus (C) $25 million in respect of the redemption of the Company's Preferred Stock, Series B, in September 1994 plus (D) $5 million;

  provided that, notwithstanding the foregoing,

    (I) the Company shall be permitted to make Permitted Payments, and

    (II) the Company and any Subsidiary shall be permitted to make Investments in Permitted Joint Ventures if at the time of such Investment and after giving effect thereto, on a pro forma basis, (X) the Company could incur at least $1.00 of Indebtedness (other than Permitted Indebtedness) pursuant to clause (a) of the "Limitations on Indebtedness" covenant (assuming for purposes of such calculation, if such Investment is made other than with borrowed funds or funds obtained by the issuance of Capital Stock specifically for the purpose of such Investment, that the Company incurred Indebtedness in an amount equal to such Investment bearing interest at the weighted average rate of interest paid by the Company on its outstanding Indebtedness during the four fiscal quarters most recently ended), (Y) the aggregate amount of Investments made pursuant to this clause (II), less the aggregate amount of dividends, other distributions of earnings and returns of capital received by the Company from such Permitted Joint Ventures in cash, does not exceed $50 million and (Z) no Default or Event of Default shall have occurred and be continuing; and

  provided further that the foregoing clause (b) shall not prevent (i) the payment of any dividend within 60 days of its declaration if such dividend could have been made on the date of its declaration without violation of the provisions of this covenant or (ii) the redemption, repurchase, retirement or other acquisition of any Capital Stock of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Capital Stock of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (b) (ii) (B) of the preceding paragraph; or (iii) the defeasance, redemption or repurchase of Indebtedness which is subordinated in right of payment to the Notes with the net cash proceeds from an incurrence of Refinancing Indebtedness or the substantially concurrent sale (other than to a Subsidiary of the Company) of other Capital Stock of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (b) (ii) (B) of the preceding paragraph.

  Limitations on Mergers, Consolidations and Sales of Assets. The Company will not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to any Person (other than a merger with or into a Wholly Owned Subsidiary; provided that such Wholly Owned Subsidiary is not organized in a foreign jurisdiction), unless: (a) the entity formed by or surviving any such consolidation or merger (if other than the Company), or to which sale, lease, conveyance or other disposition shall have been made (the "Surviving Entity"), is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the Surviving Entity assumes by supplemental indenture all of the obligations of the Company on the Notes and the Indenture; (c) immediately after the transaction, no Default or Event of Default shall have occurred and be continuing; (d) immediately after giving effect to such transaction, the Consolidated Net Worth of the Surviving Entity would be at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction; and (e) immediately after giving effect to such transaction on a pro forma basis, the Surviving Entity could incur at least $1.00 of Indebtedness (other than Permitted Indebtedness) pursuant to clause (a) of the "Limitations on Indebtedness" covenant.

  Limitations on Transactions with Affiliates. So long as any of the Notes remain outstanding, neither the Company nor any of its Subsidiaries will directly or indirectly enter into any transaction or series of related transactions involving aggregate consideration in excess of $1 million in any fiscal year with any Affiliate or holder of 5% or more of any class of Capital Stock of the Company (including any Affiliates of such holders) except for any transaction (including any loans or advances by or to any Affiliate) (i) the terms of which are fair and reasonable to the Company or such Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by the Company or such Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis with Persons who are not such a holder, an Affiliate of such holder or Affiliate of the Company and
(ii) which has been approved by a majority of the Company's directors (including a majority of the Company's independent directors, if any) in the exercise of their fiduciary duties; provided that any transaction shall be conclusively deemed to be on terms which are fair and reasonable to the Company or any of its Subsidiaries and on terms which are at least as favorable as the terms which could be obtained on an arm's-length basis with Persons who are not such a holder, an Affiliate of such a holder or Affiliate of the Company, if such transaction is approved by the Board of Directors (including a majority of the Company's independent directors, if any). This covenant does not apply to (a) any transaction between the Company and any of its Wholly Owned Subsidiaries or between any of its Wholly Owned Subsidiaries, (b) any Restricted Payment not otherwise prohibited by the "Limitations on Restricted Payments" covenant or (c) any transaction pursuant to an agreement in existence on the date of the Indenture and included as an exhibit to the Exchange Act Reports.

  Restrictions on Disposition of Assets of the Company. Subject to the provisions of Section 8.1 of the Indenture entitled "Covenant not to Merge, Consolidate Sell or Convey Property Except Under Certain Conditions," the Company will not, and will not permit any of its Subsidiaries to, make any Asset Disposition unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by the Company's management if the consideration is less than $200,000 or if the consideration is greater than $200,000 in good faith by the Company's Board of Directors and evidenced by a resolution of such Board provided that no resolution of the Board shall be required in connection with the disposition of approximately 200 contiguous acres adjacent to the Company's headquarters at 400 Three Springs Drive, Weirton, West Virginia), (ii) not less than 75% of the consideration received by the Company (or the Subsidiary, as the case may be) is in the form of cash or Cash Equivalents and (iii) the Net Cash Proceeds of the Asset Disposition are within 270 days, at the Company's election, invested in the business or businesses of the Company as of the Issue Date or any related business, or, to the extent not so invested, are applied to make an Asset Disposition Offer (as defined in the Indenture) to purchase the Notes (on a pro rata basis if the amount available for such repurchase is less than the outstanding principal amount of the Notes) or any other Indebtedness which is pari passu with the Notes, at a purchase price of 100% of the principal amount thereof plus accrued interest to the date of repayment. Notwithstanding the foregoing, the Company and its Subsidiaries will not be required to apply any Net Cash Proceeds in accordance with this provision except to the extent that the aggregate gross proceeds from all Asset Dispositions which are not applied in accordance with this provision exceed $25 million.

  Limitations on Liens. The Company will not, and will not permit any Subsidiaries to, issue, assume or guarantee any Indebtedness secured by a Lien (other than a Permitted Lien) of or upon any Property (including any income or profits therefrom or assignment or conveyance of any right to receive income therefrom) of the Company or any Subsidiary or any shares of stock or debt of any Subsidiary which owns Property, whether such Property is owned at the date of the Indenture or thereafter acquired, without making effective provision whereby the Notes (together with, if the Company shall so determine, any other debt of the Company ranking equally with the Notes and then existing or thereafter created) shall be secured by such Lien equally and ratably with such Indebtedness, so long as such Indebtedness shall be so secured; provided that the foregoing prohibition shall not apply to liens with respect to sale and leaseback transactions regarding the No. 9 Tandem Mill or the Foster Wheeler Steam Generating Facility.

  Notwithstanding the foregoing, and subject to the provisions of the "Limitations on Indebtedness" covenant, the Company or any Subsidiary may issue, assume or guarantee Indebtedness secured by Liens without equally and ratably securing the Notes, provided that, after giving effect thereto, without duplication, the sum of (i) the aggregate amount of all outstanding Indebtedness secured by Liens so issued, assumed or guaranteed (excluding Indebtedness secured by Permitted Liens) plus (ii) the aggregate amount of Attributable Debt incurred by the Company or any Subsidiary in respect of sale and leaseback transactions plus (iii) the aggregate amount of Indebtedness (including Acquired Indebtedness and Permitted Indebtedness) of all Subsidiaries of the Company does not at such time exceed 10% of Consolidated Net Tangible Assets.

  Limitations on Sale and Leaseback Transactions. The Company will not and will not permit any Subsidiary to enter into any sale and leaseback transaction with respect to any Property (whether now owned or hereafter acquired) unless the net proceeds of the sale or transfer of the property to be leased are at least equal to the fair market value (as determined by the Board of Directors of the Company) of such Property and unless the Company or such Subsidiary would be entitled under the "Limitations on Indebtedness" and "Limitations on Liens" covenants, without equally and ratably securing the Notes, to issue, assume or guarantee debt secured by a mortgage on such property in an amount at least equal to the Attributable Debt in respect of such sale and leaseback transaction; provided, however, that the foregoing prohibition does not apply to (i) leases between the Company and a Subsidiary or between Subsidiaries or (ii) sales and leasebacks with respect to the No. 9 Tandem Mill or the Foster Wheeler Steam Generating Facility; provided that the Company must be able to incur, in respect of such sale and leaseback transactions, debt in an amount at least equal to the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligation of the lessee for the net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) under the "Limitations on Indebtedness" covenant.

  Limitations on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary of the Company to (a)(i) pay dividends or make any other distributions on its Capital Stock, or any other interest or participation in or measured by its profits, owned by the Company or a Subsidiary of the Company, or (ii) pay any Indebtedness owed to the Company or a Subsidiary of the Company, (b) make loans or advances to the Company or a Subsidiary of the Company or (c) transfer any of its properties or assets to the Company or a Subsidiary of the Company, except for Permitted Liens and Liens permitted under the second paragraph of "Limitations on Liens" and such other encumbrances or restrictions existing under or by reason of (i) any restrictions, with respect to a Subsidiary that is not a Subsidiary on the date of the Indenture, under any agreement in existence at the time such Subsidiary becomes a Subsidiary (unless such agreement was entered into in connection with, or in contemplation of, such entity becoming a Subsidiary on or after the date of the Indenture), (ii) any restrictions under any agreement evidencing any Acquired Indebtedness of a Subsidiary of the Company incurred pursuant to the provisions described under the "Limitations on Indebtedness" covenant; provided that such restrictions shall not restrict or encumber any assets of the Company or its Subsidiaries other than such Subsidiary, (iii) terms relating to the nonassignability of any operating lease, (iv) any encumbrance or restriction existing under any agreement that refinances or replaces the agreements containing restrictions described in clauses (i)-
(iii), provided that the terms and conditions of any such restrictions are no less favorable to the holders of the Notes than those under the agreement so refinanced or replaced or (v) any encumbrance or restriction due to applicable law.

  Change of Control Option. In the event that there shall occur a Change of Control, each Holder of the Notes shall have the right, at the Holder's option, to require the Company to purchase all or any part of such Holder's Notes, on the date (the "Repurchase Date") that is 90 days after notice of the Change of Control, at 101% of the principal amount thereof, plus accrued interest and Liquidated Damages, if any, to the Repurchase Date.

  On or before the thirtieth day after the Change of Control, the Company is obligated to mail, or cause to be mailed, to all Holders of record of such Notes a notice regarding the Change of Control and the repurchase right. Substantially simultaneously with mailing of the notice, the Company shall cause a copy of such notice to be published in a newspaper of general circulation in the Borough of Manhattan, the City of New York. To exercise a repurchase right, the holder of such Notes must deliver, at least two Business Days prior to the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) of the Holder's exercise of such right, together with the Note with respect to which the right is being exercised, duly endorsed for transfer. Such written notice from the Holder shall be irrevocable unless the rescission thereof is duly approved by the Continuing Directors (as defined herein).

  The Company will comply with all applicable tender offer rules and regulations, including Section 14(e) of the Exchange Act and the rules thereunder, if the Company is required to give a notice of right of repurchase as a result of a Change of Control.

  If a Change of Control occurred, the Company likely would not have sufficient cash resources to purchase Notes that may be tendered by Holders exercising the rights described above. In such case, the Company would have to seek additional debt or equity financing in amounts sufficient to permit such repurchase. There can be no assurance that any such financing would be available when required. Although the Company is not subject to any contractual restriction limiting its ability to repurchase Notes following a Change of Control, there can be no assurance that any such restriction will not arise in the future. The Company's outstanding indebtedness consists of the Notes, the 11 1/2% Notes, the 10 7/8% Notes, the 10 3/4% Notes and the City of Weirton, West Virginia 8 5/8% Pollution Control Bonds due 2014 (the "Pollution Control Bonds"). This outstanding debt may limit the Company's ability to incur additional indebtedness in amounts sufficient to fulfill the Company's obligation to repurchase Notes tendered by Holders in the event that a Change of Control occurs. Generally, the covenants applicable to the 11 1/2% Notes and the 10 3/4% Notes provide limitations substantially similar to those contained in the Indenture applicable to the Notes and discussed herein in "Description of the Notes--Certain Covenants." The covenants applicable to the 10 7/8% Notes and the Pollution Control Bonds are less restrictive on the Company's ability to incur additional indebtedness than the covenants described herein. Moreover, the Company is subject to certain restrictions on its ability to raise additional equity. See "Risk Factors--Factors Relating to the Company--Limitation on Raising Equity." The Company's failure to repurchase a Holder's Notes, in the event of a Change of Control, for a period of 60 days after the date on which the Company received written notice specifying such failure, shall create an Event of Default. Such notice is a "Notice of Default" under the Indenture and must demand that the Company remedy its failure to repurchase. The "Notice of Default" must be given by registered or certified mail, return receipt requested, to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes at the time outstanding.

  "Change of Control" means (i) any sale, lease or other transfer (in one transaction or a series of transactions) of more than 75% of the assets of the Company to any Person (other than a Wholly Owned Subsidiary of the Company);
(ii) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act (other than the 1984 ESOP, the 1989 ESOP or any other employee benefit plan of the Company)) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Capital Stock of the Company representing more than 50% of the voting power of such Capital Stock; (iii) Continuing Directors cease to constitute at least a majority of the Board of Directors of the Company; or (iv) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company.

  "Continuing Director" means a director who either was a member of the Board of Directors of the Company on the date of the Indenture, or who became a director of the Company subsequent to such date and whose election, or nomination for election by the Company's stockholders, was duly approved by a majority of the Continuing Directors then on the Board of Directors of the Company.

  Because the events described above could be expected to occur in connection with certain forms of takeover attempts, these provisions could deter hostile or friendly acquisitions of the Company where the person attempting the acquisition views itself as unable to finance the purchase of the principal amount of Notes which may be tendered to the Company upon occurrence of a Change of Control.

  The Company's 11 1/2% Notes, 10 7/8% Notes and 10 3/4% Notes, which rank pari passu with the Notes and of which approximately $433.2 million aggregate principal amount was outstanding as of March 31, 1996, on a pro forma basis after giving effect to the Initial Offering and the Tender Offer, contain substantially similar provisions relating to the definition of Change of Control. The 10 7/8% Notes, however, also require a Change of Control to be accompanied by a downgrading of the Company's credit rating for the holder repurchase option to be exercised. Nevertheless, the exercise of the repurchase option by holders of the Notes, to the extent that it causes or leads to a downgrading of the Company's credit rating under the 11 1/2% Notes, 10 7/8% Notes and 10 3/4% Notes, could effectively trigger the repurchase option by the holders of those notes. In either event, the ability of Holders to have their Notes repurchased pursuant to the Change of Control provision effectively may be limited by the Company's financial ability to make any required repurchases at such time.

  Reports to Holders of the Notes. So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission and to the Trustee. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission, it will nonetheless continue to furnish information under Section 13 of the Exchange Act to the Trustee as if it were subject to such periodic reporting requirements so long as at least 10% of the Notes remain outstanding. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, at all times prior to the date of effectiveness of a Registration Statement, upon the request of any Holder or any prospective purchaser of the Notes designated by a Holder, the Company shall supply to such Holder or such prospective purchaser the information required by Rule 144A under the Securities Act, unless the Company is then subject to Section 13 or 15(d) of the Exchange Act and reports filed thereunder satisfy the information requirements of Rule 144A(d), as then in effect.

  The foregoing covenants set forth in full the protections offered holders of Notes in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders. See "--Modification and Waiver" for provisions relating to the waiveability of the foregoing covenants.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness or Preferred Stock of any Person existing at the time such Person became a Subsidiary of the Company (or such Person is merged into the Company or one of the Company's Subsidiaries), or assumed in connection with the acquisition of assets from any such Person (other than assets acquired in the ordinary course of business), excluding Indebtedness or Preferred Stock incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company.

  "Affiliate" means, when used with reference to a specified Person, any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Person specified. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

  "Asset Disposition" means, with respect to any Person, any sale, transfer, conveyance, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback or sale of shares of Capital Stock in any Subsidiary) by such Person or any of its Subsidiaries to any Person (other than to such Person or a Wholly Owned Subsidiary of such Person and other than in the ordinary course of business) of any Property. For purposes of this definition, the term "Asset Disposition" shall not include any sale, transfer, conveyance, lease or other disposition of assets and properties of the Company that is governed by the provision relating to "Limitation on Mergers, Consolidations and Sales of Assets."

  "Attributable Debt" means, with respect to any sale and leaseback transaction, at the date of determination, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended); provided, however, there shall not be deemed to be any Attributable Debt in respect of any sale and leaseback transaction if the Company or a Subsidiary would be entitled pursuant to the provisions of clauses (a) through (f) under the definition "Permitted Liens" to issue, assume or guarantee debt secured by a mortgage upon the property involved in such transaction without equally and ratably securing the Notes. "Net rental payments" under any lease for any period means the sum of such rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amount required to be paid by such lessee (whether or not designated as rent or additional rent) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

  "Cash Equivalents" means (i) obligations issued or unconditionally guaranteed by the United States of America or any agency thereof or obligations issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, (ii) commercial paper with a maturity of 180 days or less issued by a corporation organized under the laws of any state of the United States of America or the District of Columbia and rated at least A-2 by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., or at least P-2 by Moody's Investors Service, Inc., (iii) time deposits with, and certificates of deposits and banker's acceptances issued by, any bank having capital surplus and undivided profits of not less than $100 million and maturing not more than 180 days from the date of creation thereof, (iv) repurchase agreements that are secured by a perfected security interest in an obligation described in clause (i) and are with any bank described in clause (iii), and (v) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Ratings Services.

  "Commodity Agreement" means any option or futures contract or similar agreement or arrangement designed to protect the Company against fluctuations in commodity prices.

  "Consolidated EBITDA" means, for any period, on a consolidated basis for the Company and its Subsidiaries, the sum for such period (without duplication) of
(a) Consolidated Net Income, (b) income taxes (other than income taxes positive or negative attributable to extraordinary and non-recurring gains or losses on asset sales) with respect to such period determined in accordance with GAAP, (c) net interest expense for such period determined in accordance with GAAP, (d) depreciation and amortization expenses (including, without duplication, amortization of debt discount and debt issue costs), determined in accordance with GAAP and (e) other non-cash items reducing Net Income, minus non-cash items increasing Net Income, determined in accordance with GAAP, less any cash payments made in such period with respect to any accruals for non-cash items subsequent to the Issue Date which are included in the foregoing clause (e) for any period.

  "Consolidated Fixed Charges" means, for any period, the sum of (a) the net interest expense of the Company and its Subsidiaries for such period whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with capital lease obligations and imputed interest with respect to attributable
Debt), (b) interest incurred during the period and capitalized by the Company,
(c) any interest expense on Indebtedness of another Person that is guaranteed by the Company or one of its Subsidiaries or secured by a Lien on assets of the Company or one of its Subsidiaries (whether or not such guarantee or Lien is called upon) and (d) the product of (i) all cash dividend payments on any series of Preferred Stock of any Subsidiary or Disqualified Stock of the Company or any of its Subsidiaries, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Company and its Subsidiaries, expressed as a decimal, in each case, on a consolidated basis in accordance with GAAP.

  "Consolidated Net Income" of the Company for any period means (i) the Net Income (or loss) of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from this clause (i): (a) the Net Income of any Person other than a Consolidated Subsidiary in which the Company or any of its Consolidated Subsidiaries has a joint interest with a third party except to the extent of the amount of dividends or distributions actually paid in cash to the Company or a Consolidated Subsidiary during such period, (b) the Net Income of any other Person accrued prior to the date it becomes a Subsidiary with respect to which Consolidated Net Income is calculated, or is merged into or consolidated with such Person or any of its Subsidiaries or that Person's assets are acquired by such Person or any of its Subsidiaries, (c) the Net Income (but only if positive) of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary to such Person or to any other Subsidiary of such Net Income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary, (d) without duplication, any gains or losses attributable to the sale, lease, conveyance or other disposition of assets (including without limitation Capital Stock of any Subsidiary of such Person), whether owned on the date of issuance of the Notes or thereafter acquired, in one or more related transactions outside the ordinary course of business, (e) any non-cash charge reducing Net Income resulting from the adoption by the Company of SFAS No. 106 and (f) any non-cash charge reducing Net Income required by Statement 5 of the Financial Accounting Standards Board which relates to increased pension or retirement costs resulting from the implementation of the Company's Efficiency Program less (ii) the aggregate amount of net cash payments made during the period by the Company or any Subsidiary not reflected in Net Income during such period which relate to the increased pension and retirement costs of the Company resulting from the implementation of the Company's Efficiency Program.

  "Consolidated Net Tangible Assets" means, as of any particular time, the total assets of the Company and its Consolidated Subsidiaries, as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of the Company after deducting therefrom:

    (a) all current liabilities excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed and excluding current maturities of long-term indebtedness;

    (b) deferred income taxes and deferred pension liabilities to the extent the related intangible asset, if any, is not otherwise deducted in calculating Consolidated Net Tangible Assets, deferred income taxes resulting from the adoption by the Company of SFAS No. 106 and deferred income taxes resulting from the implementation of the Company's Efficiency Program;

    (c) all reserves, including, without limitation, reserves for liabilities, fixed or contingent, depreciation, amortization, obsolescence, deletion, insurance and inventory valuation (but excluding contingency reserves not allocated for any particular purpose) carried by such corporation or other person and not deducted in computing such total assets;

    (d) any prepaid expenses, deferred charges or unamortized debt discount and expense;

    (e) minority interests in Subsidiaries, if any;

    (f) any write-up in the book value of any asset resulting from a revaluation thereof subsequent to December 31, 1995 (other than a write-up of any assets constituting part of the assets and business of another corporation made in connection with the acquisition, direct or indirect, of the assets and business of such other corporation);

    (g) the amount, if any, at which any stock of the Company appears upon the asset side of such balance sheet; and

    (h) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as shown in such consolidated balance sheet;

plus an amount equal to Attributable Debt in respect of any sale and leaseback transactions not capitalized on such balance sheet.

  "Consolidated Net Worth" means, with respect to any Person engaged in a merger, consolidation or sale of assets, the consolidated stockholder's equity of such Person and its Subsidiaries, as determined in accordance with GAAP but excluding the effect of the adoption by such Person of SFAS No. 106 and excluding any restructuring charges taken by such Person in connection with such merger, consolidation or sale of assets.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company against fluctuations in currency values.

  "Disqualified Stock" means any Capital Stock (i) that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes or (ii) upon which the Company or any of its Subsidiaries has a contractual obligation to compensate the holder thereof for losses incurred upon the sale or other disposition thereof; provided that any portion or series of such Capital Stock which by its terms, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund or otherwise, no earlier than the day following the maturity date of the Notes shall not constitute Disqualified Stock; and provided further that any Capital Stock which would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change in control occurring on or prior to the maturity date of the Notes shall not constitute Disqualified Stock if (i) the change in control provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions of the "Change in Control Option" and (ii) such Capital Stock specifically provides that the Company will not repurchase or redeem any such stock pursuant to such provisions prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the provisions of the "Change in Control Option."

  "Efficiency Program" means the program announced by the Company in July 1992 involving manpower reductions to be achieved over a five-year period.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Issue Date.

  "Indebtedness" means, without duplication, (i) any liability of any entity
(A) for borrowed money, or under any reimbursement obligation relating to a letter of credit, (B) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind or with services incurred in connection with capital expenditures, or (C) in respect of capitalized lease obligations, (ii) any liability of others described in the preceding clause (i) that the entity has guaranteed or that is otherwise its legal liability, (iii) to the extent not otherwise included, obligations under Currency Agreements, Commodity Agreements or Interest Protection Agreements, (iv) all Disqualified Stock valued at the greatest amount payable in respect thereof on a liquidation (whether voluntary or involuntary) plus accrued and unpaid dividends, and (v) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i)-(iv) above, provided that Indebtedness shall not include accounts payable (including, without limitation, accounts payable to the Company by any Subsidiary or to any such Subsidiary by the Company or any other Subsidiary, in each case, in accordance with customary industry practice) or liabilities to trade creditors of any entity arising in the ordinary course of business.

  "Interest Protection Agreement" of any Person means any interest rate swap agreement, interest rate collar agreement, option or future contract or other similar agreement or arrangement designed to protect such Person or any of its Subsidiaries against fluctuations in interest rates.

  "Investments" of any Person means (i) all investments by such Person in any other Person in the form of loans, advances or capital contributions, (ii) all guarantees of Indebtedness or other obligations of any other Person by such Person, (iii) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Capital Stock or other securities of any other Person and (iv) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

  "Issue Date" means the date on which the Notes are originally issued under the Indenture.

  "Lien" means, with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such Property. For purposes of this definition, the Company shall be deemed to own subject to a Lien any Property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

  "Net Cash Proceeds" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise (including any cash received upon sale or disposition of such note or receivable), but only as and when received), excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the Property disposed of in such Asset Disposition or received in any other non-cash form unless and until such non-cash consideration is converted into cash therefrom, in each case, net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP as a consequence of such Asset Disposition and, in each case net of a reasonable reserve for the after-tax cost of any indemnification payments (fixed and contingent) attributable to seller's indemnities to the purchaser undertaken by the Company or any of its Subsidiaries in connection with such Asset Disposition (but excluding any payments, which by the terms of the indemnities will not, under any circumstances, be made during the term of the Notes), and net of all payments made on any Indebtedness which is secured by such Property, in accordance with the terms of any Lien upon or with respect to such Property or which must by its terms or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payment made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

  "Net Income" of any Person for any period means the consolidated net income or loss, as the case may be, of such Person and its Subsidiaries for such period determined in accordance with GAAP; provided that there shall be excluded all extraordinary gains or losses net of respective tax effects (less, without duplication, all fees and expenses relating thereto).

  "Permitted Indebtedness" means (i) Indebtedness of the Company and its Subsidiaries outstanding immediately following the issuance of the Notes and the application of the proceeds of the Senior Notes in the manner set forth under "Use of Proceeds," herein including Indebtedness of the Company's 1989 ESOP guaranteed by the Company even if acquired by the Company; (ii) the Notes; (iii) Indebtedness in respect of obligations of the Company to the Trustee under the Indenture; (iv) indebtedness of the Company or any of its Subsidiaries pursuant to a credit facility, the principal amount outstanding under which shall not exceed, on the date such indebtedness is incurred, 80% of the accounts receivable as reflected on the consolidated financial statements of the Company and 50% of the inventory as reflected on the consolidated financial statements of the Company, and which indebtedness is secured by such accounts receivable or inventory ("Permitted Working Capital Indebtedness"); (v) intercompany obligations (including intercompany debt or Disqualified Stock of a Subsidiary which is held by the Company or a Subsidiary of the Company) of the Company and each of its Subsidiaries; provided, however, that the obligations of the Company to any of its Subsidiaries with respect to such Indebtedness shall be subject to a subordination agreement between the Company and its Subsidiaries providing for the subordination of such obligations in right of payment from and after such time as all Notes issued and outstanding shall become due and payable (whether at stated maturity, by acceleration or otherwise) to the payment and performance of the Company's obligations under the Indenture and the Notes; provided further that any Indebtedness or Disqualified Stock of the Company or any Subsidiary owed to any other Subsidiary that ceases to be a Subsidiary shall be deemed to be incurred and shall be treated as an incurrence for purposes of the covenant described under "Limitations on Indebtedness" at the time the Subsidiary in question ceased to be a Subsidiary; (vi) Indebtedness of the Company under any Currency Agreements, Commodity

Agreements or Interest Protection Agreements; (vii) additional Indebtedness of the Company or its Subsidiaries the aggregate principal amount of which does not exceed $100 million and (viii) any Refinancing Indebtedness, provided that
(A) the original issue amount of the Refinancing Indebtedness shall not exceed the maximum principal amount (following the date of the Indenture and the application of the net proceeds of the Notes in accordance with "Use of Proceeds") herein and accrued interest of the Indebtedness to be repaid (or if such Indebtedness was issued at an original issue discount, the original issue price plus amortization of the original issue discount at the time of the incurrence of the Refinancing Indebtedness less the amount of any prepayments on or prior to the date of the Indenture and any prepayments made applying the net proceeds of the Notes), plus the reasonable fees and expenses directly incurred in connection with such Refinancing Indebtedness, (B) Refinancing Indebtedness incurred by any Subsidiary shall not be used to repay or refund outstanding Indebtedness of the Company or any other Subsidiary, and (C) with respect to any Refinancing Indebtedness that refinances Indebtedness ranking junior in right of payment to the Notes, (1) the Refinancing Indebtedness does not require any principal payments prior to the maturity of the Notes and has an average weighted life that is equal to or greater than the average weighted life of the Notes and (2) the Refinancing Indebtedness is subordinated to the Notes to the same or greater extent and on substantially the same terms or terms more favorable to the holder of the Notes.

  "Permitted Joint Venture" means the interest of the Company in any corporation, association or other business entity of which 50% or less, but not less than 10%, of the total voting stock or other interest is at the time owned or controlled, directly or indirectly, by the Company or one of more of its Subsidiaries or a combination thereof, provided that such corporation, association or entity is engaged in the business or businesses of the Company or any related business.

  "Permitted Liens" means (a) Liens on Property of, or any shares of stock of or debt of, any corporation existing at the time such corporation becomes a Subsidiary or at the time such corporation is merged into the Company or a Subsidiary, (b) Liens in favor of the Company or any Subsidiary, (c) Liens in favor of governmental bodies to secure progress or advance payments, (d) Liens securing industrial revenue or pollution control bonds, (e) Liens upon accounts receivable and related intangibles and inventory of the Company or any Subsidiary securing Permitted Working Capital Indebtedness, (f) statutory Liens or landlords', carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made therefor or (g) any extensions, renewals or replacements of Liens referred to in clauses (a) through (f) above.

  "Permitted Payments" means, with respect to the Company or any of its Subsidiaries, (i) any dividend on shares of Capital Stock payable solely in shares of Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock); (ii) any dividend or other distribution with respect to Capital Stock payable to the Company by any of its Subsidiaries or by a Subsidiary to another Subsidiary; and (iii) payments made by the Company in satisfaction of any put obligation imposed on the Company by Section 409 of the Internal Revenue Code of 1986, and any successor provision, relating to shares of the Company's Preferred Stock, Series A, authorized and issued on or before the Issue Date and held in the Company's 1989 ESOP.

  "Person" means any individual, corporation, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization or any other entity or organization or government or any agency of political subdivision thereof.

  "Preferred Stock" of any Person means all Capital Stock of such Person which has a preference in liquidation or a preference with respect to the payment of dividends.

  "Prohibited Investment" means, with respect to any Person, any Investment by such Person that is not a Subsidiary of such Person, other than (i) an Investment in Cash Equivalents, (ii) to the extent not included in clause (i), (a) negotiable instruments held for collection, (b) outstanding travel, moving or other similar advances to officers, employees and consultants of such Person, (c) lease or utility deposits or other similar deposits or (d) Capital Stock, debt obligations or similar securities received in settlement of debts owed to such Person or its Subsidiaries as a result of the foreclosure, perfection or enforcement of any Liens by such Person or any of its Subsidiaries, but, in each case, only to the extent such Investments are made in the ordinary course of business, and (iii) sales of goods on trade credit terms consistent with the past practices of such Person or otherwise consistent with trade credit terms in common use in the industry.

  "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

  "Refinancing Indebtedness" means any renewals, extensions, substitutions, refundings, refinancings or replacements of the Indebtedness referred to in clauses (i) through (vii) of the definition of Permitted Indebtedness.

  "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution on Capital Stock of the Company or any Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Subsidiary of the Company (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) and (y) in the case of Subsidiaries of the Company, dividends or distributions payable to the Company or to a Subsidiary of the Company); (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock, or any option, warrant, or other right to acquire shares of Capital Stock, of the Company or any of its Subsidiaries; (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Notes; (iv) the making of any Prohibited Investment or guarantee of any Prohibited Investment in any Person and (v) the making of any payment to a holder of Capital Stock of the Company to reimburse such holder for losses incurred by such holder upon the disposition of such Capital Stock by such holder.

  "Subsidiary" means, with respect of any Person, any corporation or other entity of which a majority of the Capital Stock or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

  "Wholly Owned Subsidiary" means, at any time, a Subsidiary all of the Capital Stock of which (except directors' qualifying shares) are at the time owned directly or indirectly by the Company.

EVENTS OF DEFAULT AND NOTICE THEREOF

  The term "Event of Default" when used in the Indenture means any one of the following: (i) failure of the Company to pay interest and Liquidated Damages, if any, for 30 days or principal when due; (ii) failure of the Company to perform any other covenant in the Indenture for 60 days after notice from the Trustee or the Holders of 25% in principal amount of the Notes outstanding;
(iii) acceleration of the maturity of other indebtedness of the Company in excess of $25 million which acceleration is not rescinded or annulled, or which indebtedness is not discharged, within 10 days after notice; and (iv) certain events of bankruptcy, insolvency or reorganization of the Company.

  The Indenture provides that the Trustee shall, within 90 days after the occurrence of any Default (the term "Default" to include the events specified above without grace or notice) known to it, give to the Holders of Notes notice of such Default; provided that, except in the case of a Default in the payment of principal of, interest or Liquidated Damages, if any, on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of Notes. The Indenture requires the Company to certify to the Trustee annually as to whether any default occurred during such year.

  In case an Event of Default shall occur and be continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by the Holders of Notes), may declare all unpaid principal and accrued interest on the Notes then outstanding to be due and payable immediately. Such acceleration may be annulled and past Defaults (except, unless theretofore cured, a Default in payment of principal of or interest on the Notes) may be waived by the Holders of a majority in principal amount of the Notes then outstanding, upon the conditions provided in the Indenture.

  The Indenture provides that no Holder of a Note may institute any action or proceeding at law or equity or in bankruptcy or otherwise in pursuit of any remedy under the Indenture unless the Trustee shall have failed to act within 60 days after notice of an Event of Default and request by Holders of at least 25% in principal amount of the Notes and the offer to the Trustee of indemnity satisfactory to it; provided, however, that such provision does not affect the right to sue for enforcement of any overdue payment on the Notes.

MODIFICATION AND WAIVER

  Modification and amendment of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in principal amount of the outstanding Notes, provided that no such modification or amendment may, without the consent of the Holder of each Note affected thereby, (i) reduce the rate, or change the time or place for payment, of interest and Liquidated Damages, if any, on any Note, or reduce any amount payable on the redemption hereof, (ii) reduce the principal, or change the fixed maturity or place of payment, of any Note, (iii) change the currency of payment of principal of or interest and Liquidated Damages, if any, on any Note, (iv) reduce the principal amount of outstanding Notes necessary to modify or amend the Indenture, (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Note or (vi) modify any of the foregoing provisions or reduce the principal amount of outstanding Notes necessary to waive any covenant or past Default. Holders of not less than a majority in principal amount of the outstanding Notes may waive certain past Defaults. See "Events of Default and Notice Thereof."

SATISFACTION AND DISCHARGE OF INDENTURE

  The Indenture will be discharged upon payment in full of all the Notes outstanding thereunder, or upon the deposit with the Trustee, in trust, of cash and/or direct obligations of the United States of America backed by its full faith and credit which, through the payment of interest and Liquidated Damages, if any, and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay principal of, and each installment of interest and Liquidated Damages, if any, on the Notes, on the stated maturity of such payments in accordance with the terms of the Indenture and the Notes. In the case of any such deposit, certain of the Company's obligations under the Indenture, including the obligation to pay the principal of and any interest and Liquidated Damages, if any, on such Notes, shall continue until the Notes are paid in full. The Company will be entitled to make such deposit if the Company has delivered to the Trustee (i)(A) a ruling directed to the Trustee from the Internal Revenue Service to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, or (B) an opinion of counsel (who may be an employee of or counsel for the Company), reasonably satisfactory to the Trustee, to the same effect as clause (i)(A) above accompanied by a ruling to the same effect published by the Internal Revenue Service, and (ii) an opinion of counsel (who may be an employee of or counsel for the Company), reasonably satisfactory to the Trustee, to the effect that, after the passage of 90 days following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

CONCERNING THE TRUSTEE

  The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined in Section 310(b) of the Trust Indenture
Act), it must eliminate such conflict or resign.

  The Holders of a majority in principal amount of all outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the Trustee, provided that such direction does not conflict with any rule of law or with the Indenture.

  In case an Event of Default shall occur (and shall not be cured or waived), the Trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

DELIVERY AND FORM; BOOK-ENTRY PROCEDURES

 Book-entry; Delivery and Form

  The certificates representing the Exchange Notes will be issued in fully registered form and may, if agreed by the Company and the Holder, be issued in the form of a permanent global certificate in fully registered form (the "Global Note") and will be deposited with the Trustee as custodian for The Depository Trust Company ("the Depositary") and registered in the name of Cede & Co., as nominee of the Depositary.

  So long as the Depositary, or its nominee, is the registered owner or holder of the Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Note for all purposes under the Indenture and the Exchange Notes. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with the Depositary's applicable procedures, in addition to those provided for under the Indenture.

  The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic computerized book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

  The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants with portions of the principal amount of the Global Note and (ii) ownership of the Exchange Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. The Depositary's records reflect only the identity of the Participants to whose accounts portions of the principal amount of the Global Note are credited, which may or may not be the beneficial owners of such interests in the Global Note. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Exchange Notes evidenced by the Global Note will be limited to such extent.

  Except as described below, owners of interests in the Global Note will not have Notes registered in their names, will not receive physical delivery of Exchange Notes in definitive form and will not be considered the registered owners or holders thereof under the Indenture for any purpose. The deposit of the Global Note with the Depositary and its registration in the name of Cede & Co. effects no change in the beneficial owners of interests in the Global Note.

  Payments of the principal of, premium (if any) and interest on, the Global Note will be made to the Depositary or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the record relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any record relating to such beneficial ownership interest. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interest in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of the Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

  The Depositary has advised the Company that it will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more Participants to whose account the Depositary interest in the Global Note is credited and only in respect of such portion of the aggregate principal amount of Exchange Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Exchange Notes or the Indenture, the Depositary will exchange the Global Note for Exchange Notes in definitive form, which it will distribute to its Participants.

  Although the Depositary customarily agrees to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of the Depositary, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Certificated Securities. If the Depositary is at any time unwilling or unable to continue as a depository for the Global Note and a successor depository is not appointed by the Company within 90 days, Exchange Notes in definitive form will be issued in exchange for the Global Note.

GOVERNING LAW

  The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York.

                       SENIOR NOTES REGISTRATION RIGHTS

  The Company and the Initial Purchasers entered into the Registration Rights Agreement dated as of July 3, 1996 pursuant to which the Company agreed, for the benefit of the holders of the Senior Notes, at the Company's cost, (i) within 45 days after the Issue Date, to file this Exchange Offer Registration Statement pursuant to which the Senior Notes will be exchanged for the Exchange Notes, which will have the terms substantially similar to the Senior Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions), and (ii) to cause this Exchange Offer Registration Statement to be declared effective under the Securities Act within 135 days after the Issue Date. Upon this Exchange Offer Registration Statement being declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Senior Notes. The Company agreed to keep the Exchange Offer open for 20 business days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Senior Notes. For each Senior Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Senior Note will receive an Exchange Note having a principal amount equal to that of the surrendered Senior Note. Interest on each Exchange Note will accrue from (A) the later of (i) the last interest payment date on which interest was paid on the Senior Note surrendered in exchange therefor, or (ii) if the Senior Note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (B) if no interest has been paid on the Senior Note, from the date of original issuance. See "The Exchange Offer."

  In the event that (i) the Company determines in reasonably good faith that
(x) any changes in the law or the applicable interpretations of the Staff of the Commission do not permit the Company to effect the Exchange Offer, or (y) that the Exchange Notes would not be tradeable upon receipt by the Holders that participate in the Exchange Offer without restriction under state and federal securities laws (other than due solely to the status of a Holder as an Affiliate of the Company), (ii) the Exchange Offer is not consummated within 165 days of the Issue Date, (iii) in certain circumstances, certain holders of unregistered Exchange Notes so request within 135 days after the consummation of the Exchange Offer or (iv) in the case of any holder of Senior Notes that participates in the Exchange Offer, such holder of Senior Notes does not receive Exchange Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder of Senior Notes as an affiliate of the Company) and so notifies the Company within 60 days after such holder of Senior Notes first becomes aware of such restriction and provides the Company with a reasonable basis for its conclusion, in the case of each of clauses (i)-(iv) of this sentence, then the Company will promptly deliver to the holders of Senior Notes and the Trustee written notice thereof and, at its cost, (a) as promptly as practicable, file the Shelf Registration Statement, (b) use all reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act by the 165th day after the Issue Date and (c) use all reasonable efforts to keep the Shelf Registration Statement effective until three years after its effective date, or such shorter period ending when (i) all Senior Notes covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated therein or (ii) a subsequent Shelf Registration Statement covering all unregistered Senior Notes has been declared effective under the Securities Act. The Company will, in the event of the filing of a Shelf Registration Statement, provide to each holder of the Senior Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Senior Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Senior Notes. A holder of Senior Notes that sells such Senior Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of the Senior Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have its Senior Notes included in the Shelf Registration Statement and to benefit from the provisions regarding liquidated damages set forth in the following paragraph.

  In the event that either (i) the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 45th calendar day following the Issue Date, (ii) the Exchange Offer Registration Statement is not declared effective on or prior to the 135th calendar day following the Issue Date or
(iii) the Exchange Offer is not consummated or the Shelf Registration Statement is not declared effective on or prior to the 165th calendar day following the Issue Date or the Shelf Registration Statement ceases to be effective (each such event referred to in clauses (i) through (iii), a "Registration Default"), the Company will pay liquidated damages to each holder of Senior Notes with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Senior Notes held by such holder of Senior Notes ("Liquidated Damages"). The amount of Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Senior Notes until all such Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Senior Notes. All accrued Liquidated Damages will be paid by the Company on each interest payment date to the Global Security Holder by wire transfer of same day funds and to holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages shall cease.

  The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                             PLAN OF DISTRIBUTION

  Based on interpretations by the Staff set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for the Senior Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an Affiliate of the Company, (ii) a broker-dealer who acquired Senior Notes directly from the Company or (iii) a broker-dealer who acquired Senior Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes; provided that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resales of such Exchange Notes. To date, the Staff has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the Exchange Offer (other than a resale of an unsold allotment from the sale of the Senior Notes to the Initial Purchasers, or a Participating Broker-Dealer who acquires Exchange Notes directly from the Company other than as a result of market-making activity or ordinary trading activities) with the prospectus contained in the Exchange Offer Registration Statement. Pursuant to the Registration Rights Agreement, the Company has agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of such Exchange Notes. The Company has agreed that, for a period of 120 days after the Exchange Date, it will make this Prospectus, and any amendment or supplement to this Prospectus, available to any broker-dealer that requests such documents in the Letter of Transmittal. However, Participating Broker-Dealers who acquired Notes directly from the Company other than as a result of market-making activities or ordinary trading activities may not fulfill their Prospectus delivery requirements with this Prospectus, but must comply with the registration and prospectus delivery requirements of the Securities Act.

  Each holder of the Senior Notes who wishes to exchange its Senior Notes for Exchange Notes in the Exchange Offer will be required to make certain representations to the Company as set forth in "The Exchange Offer--Terms and Conditions of the Letter of Transmittal." In addition, each holder who is a broker-dealer and who receives Exchange Notes for its own account in exchange for Senior Notes that were acquired by it as a result of market-making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such Exchange Notes.

  The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  The Company has agreed to pay all expenses incidental to the Exchange Offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Exchange Notes will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York.

                                    EXPERTS

  The consolidated audited financial statements included, and schedules incorporated by reference, in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

Unaudited Consolidated Condensed Statements of Income for the three month periods ended March 31, 1996 and 1995...................................  F-2
Consolidated Condensed Balance Sheets as of March 31, 1996 (unaudited)
 and December 31, 1995...................................................  F-3
Unaudited Consolidated Condensed Statements of Cash Flows for the three month periods ended March 31, 1996 and 1995.............................  F-4
Notes to Unaudited Consolidated Condensed Financial Statements...........  F-5
Report of Independent Public Accountants.................................  F-7
Consolidated Statements of Income for the three years ended December 31,
 1995, 1994 and 1993.....................................................  F-8
Consolidated Balance Sheets as of December 31, 1995 and 1994 ............  F-9
Consolidated Statements of Cash Flows for the years ended December 31,
 1995, 1994 and 1993.....................................................  F-10
Statements of Changes in Stockholders' Equity for the years ended
 December 31, 1995, 1994 and 1993........................................  F-11
Notes to Consolidated Financial Statements...............................  F-12

                           WEIRTON STEEL CORPORATION

             UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF INCOME

                                                           THREE MONTHS
                                                               ENDED
                                                             MARCH 31,
                                                      ------------------------
                                                         1996         1995
                                                      -----------  -----------
                                                      (DOLLARS IN THOUSANDS,
                                                      EXCEPT PER SHARE DATA)
Net sales............................................ $   340,900     $354,686
Operating costs:
  Cost of sales......................................     310,752      299,185
  Selling, general and administrative expense........       9,514        8,206
  Depreciation.......................................      14,505       15,135
  Provision for profit sharing.......................         --        16,072
  Insurance recovery.................................         --       (34,000)
                                                      -----------  -----------
    Total operating costs............................     334,771      304,598
                                                      -----------  -----------
Income from operations...............................       6,129       50,088
                                                      -----------  -----------
  Interest expense...................................     (10,733)     (10,502)
  Interest income....................................       1,797          911
  ESOP contribution..................................        (653)        (653)
                                                      -----------  -----------
Income (loss) before income taxes....................      (3,460)      39,844
  Income tax provision (benefit).....................        (675)       7,701
                                                      -----------  -----------
Net income (loss).................................... $    (2,785) $    32,143
                                                      ===========  ===========
Per share data:
  Weighted average number of common shares and
   equivalents.......................................      42,347       43,764
  Net income (loss) per common share................. $     (0.07) $      0.73
                                                      ===========  ===========


        The accompanying notes are an integral part of these statements.

                           WEIRTON STEEL CORPORATION

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                               MARCH 31, 1996 DECEMBER 31, 1995
                                               -------------- -----------------
                                                (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS,
                                                      EXCEPT SHARE DATA)
Assets:
Current assets:
 Cash and equivalents, includes restricted
  cash of $1,381 and $1,373..................    $  104,432      $  131,811
 Notes and accounts receivable, less
  allowances of $9,536 and $8,688............       160,035         150,213
 Inventories.................................       237,924         255,360
 Deferred income taxes.......................        49,245          49,245
 Other current assets........................         7,199           7,400
                                                 ----------      ----------
     Total current assets....................       558,835         594,029
Property, plant, and equipment, net..........       585,371         586,430
Intangible assets............................        31,412          31,412
Deferred income taxes........................        86,879          86,205
Other assets and deferred charges............        15,048          15,945
                                                 ----------      ----------
     Total assets............................    $1,277,545      $1,314,021
                                                 ==========      ==========
Liabilities:
Current liabilities..........................    $  212,374      $  253,726
Long term debt obligations...................       407,907         407,869
Long term pension obligation.................        98,169          94,689
Postretirement benefits other than pensions..       320,454         317,893
Other long-term liabilities..................        26,177          25,348
                                                 ----------      ----------
     Total liabilities.......................     1,065,081       1,099,525
                                                 ----------      ----------
Redeemable stock.............................        16,619          15,868
Stockholders' equity:
Common stock, $.01 par value; 50,000,000
 shares authorized; 42,586,337 and 42,289,944
 shares issued...............................           426             423
Additional paid-in capital...................       455,207         454,197
Retained earnings (deficit)..................      (258,139)       (255,354)
Other stockholders' equity...................        (1,649)           (638)
                                                 ----------      ----------
     Total stockholders' equity..............       195,845         198,628
                                                 ----------      ----------
Total liabilities, redeemable stock and
 stockholders' equity........................    $1,277,545      $1,314,021
                                                 ==========      ==========

        The accompanying notes are an integral part of these statements.

                           WEIRTON STEEL CORPORATION

           UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                                            THREE MONTHS ENDED
                                                                MARCH 31,
                                                            --------------------
                                                              1996       1995
                                                            ---------  ---------
                                                               (DOLLARS IN
                                                                THOUSANDS)
Net cash (used) provided by operating activities........... $ (11,993) $ 24,310
Cash flows from investing activities
Expenditures for property, plant and equipment.............   (13,446)   (7,141)
Cash flows (used) provided by financing activities
Other, principally net book overdraft......................    (1,940)    2,188
                                                            ---------  --------


Net change in cash and equivalents.........................   (27,379)   19,357
Cash and equivalents at beginning of period................   131,811    62,905
                                                            ---------  --------
Cash and equivalents at end of period...................... $ 104,432  $ 82,262
                                                            =========  ========
Supplemental cash flow information:
 Interest paid, net of interest capitalized................ $   4,307  $  2,480
 Income taxes paid.........................................       --        153


        The accompanying notes are an integral part of these statements.

                           WEIRTON STEEL CORPORATION

        NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (IN THOUSANDS OF DOLLARS, OR IN MILLIONSOF DOLLARS WHERE INDICATED)

NOTE 1

BASIS OF PRESENTATION

  The Consolidated Condensed Financial Statements presented herein are unaudited. Weirton Steel Corporation and/or Weirton Steel Corporation together with its wholly-owned subsidiary, Weirton Receivables, Inc. are hereafter referred to as the "Company." Certain information and footnote disclosures normally prepared in accordance with generally accepted accounting principles have been either condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Although the Company believes that all adjustments necessary for a fair presentation have been made, interim periods are not necessarily indicative of the financial results of operations for a full year. As such, these financial statements should be read in conjunction with the financial statements and notes thereto included or incorporated by reference in the Company's 1995 Annual Report on Form 10-K.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Certain prior period amounts have been reclassified, where necessary, to conform to the presentation in the current period.

NOTE 2

INVENTORIES

  Inventories consisted of the following:

                                                          MARCH 31, DECEMBER 31,
                                                            1996        1995
                                                          --------- ------------
   Raw materials......................................... $ 66,922    $ 77,557
   Work-in-process.......................................   68,388      86,491
   Finished goods........................................  102,614      91,312
                                                          --------    --------
                                                          $237,924    $255,360
                                                          ========    ========

NOTE 3

EARNINGS PER SHARE

  The weighted average number of common and common equivalent shares used in the calculation of income (loss) per common share were 42,346,589 and 43,764,379 for the three months ended March 31, 1996 and 1995, respectively.

NOTE 4

ENVIRONMENTAL COMPLIANCE

  In December 1993, the Company was informed by the West Virginia Division of Environmental Protection ("DEP") that the United States Environmental Protection Agency ("EPA") was considering initiating a

                           WEIRTON STEEL CORPORATION

"multimedia" enforcement action against the Company. Multimedia actions involve coordinated enforcement proceedings related to water, air and waste-related issues stemming from a number of federal and state statutes and rules. In October 1995, the Company received a Notice of Violation from the EPA alleging seven violations of DEP regulations for air pollution control, which may result in fines and penalties. Additionally, the EPA has conducted inspections of the Company's facilities regarding waste-related issues.

  Although no multimedia enforcement action has been commenced against the Company, the Company has continued to meet with representatives of the EPA regarding the alleged violations, as well as environmental compliance issues related to air, water and waste disposal. The Company and the EPA are attempting to resolve these issues during a six-month negotiating period, which extends to September 15, 1996. The EPA has indicated that it would expect a negotiated settlement to include necessary corrective steps to address noncompliance issues and a civil penalty. The EPA has indicated that consideration would be given to offsetting a portion of any cash penalty through the performance of supplemental environmental projects. If a settlement is not reached by September 15, 1996, the EPA has indicated that it would likely commence a civil enforcement action against the Company. Based on its review of the matters involved and discussions to date with representatives of the EPA, while no assurance can be given, the Company does not believe that any fines, penalties or costs to remediate would have a material effect on the Company's financial position or results of operations. However, it is expected that related capital expenditure projects and required changes in operating practices will increase future operating costs, which may have a significant effect on future results of operations.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Weirton Steel Corporation:

  We have audited the accompanying consolidated balance sheets of Weirton Steel Corporation (a Delaware corporation) and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weirton Steel Corporation and subsidiary as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Notes, 7, 8 and 9 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.

                                                            Arthur Andersen LLP

Pittsburgh, Pennsylvania
January 22, 1996
(except for the matter discussed
in Note 14, as to which the date
is May 29, 1996)

                           WEIRTON STEEL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                         YEAR ENDED DECEMBER 31,
                             -------------------------------------------------
                                  1995             1994             1993
                             ---------------  ---------------  ---------------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..................  $     1,351,711  $     1,260,864  $     1,201,093
Operating costs:
  Cost of sales............        1,180,053        1,136,936        1,105,558
  Selling, general and
   administrative expense..           34,440           31,504           32,458
  Depreciation.............           54,699           46,309           49,113
  Provision for profit
   sharing.................           24,178           17,581              --
  Insurance recoveries.....          (41,502)         (20,000)             --
  Restructuring charge.....              --               --            17,340
                             ---------------  ---------------  ---------------
    Total operating costs..        1,251,868        1,212,330        1,204,469
                             ---------------  ---------------  ---------------
Income (loss) from
 operations................           99,843           48,534           (3,376)
  Adjustment to carrying
   value of damaged
   facility................            9,000           44,746              --
  Interest expense.........          (42,519)         (49,999)         (52,802)
  Interest income..........            4,615            5,795            2,626
  ESOP contribution........           (2,610)          (2,610)          (2,610)
                             ---------------  ---------------  ---------------
Income (loss) before income
 taxes.....................           68,329           46,466          (56,162)
  Income tax provision
   (benefit)...............           13,255            7,454          (13,272)
                             ---------------  ---------------  ---------------
Income (loss) before
 extraordinary item........           55,074           39,012          (42,890)
  Loss on early
   extinguishment of debt..            6,718            3,851            6,549
                             ---------------  ---------------  ---------------
Income (loss) before
 cumulative effect of
 accounting changes........           48,356           35,161          (49,439)
Cumulative effect of
 accounting changes........              --               --          (179,803)
                             ---------------  ---------------  ---------------
Net income (loss)..........  $        48,356  $        35,161  $      (229,242)
                             ===============  ===============  ===============
Less: Preferred stock
 dividend requirement......              --             2,339            3,125
                             ---------------  ---------------  ---------------
Net income (loss)
 applicable to common
 shares....................  $        48,356  $        32,822  $      (232,367)
                             ===============  ===============  ===============
Per Share Data:
Weighted average number of
 common shares and
 equivalents (in
 thousands)................           43,781           34,470           26,473
Income (loss) per common
 share before extraordinary
 item......................  $          1.26  $          1.06  $         (1.74)
  Loss on early
   extinguishment of debt..            (0.16)           (0.11)           (0.25)
                             ---------------  ---------------  ---------------
Income (loss) per common
 share before cumulative
 effect of accounting
 changes...................  $          1.10  $          0.95  $         (1.99)
  Cumulative effect of
   accounting changes......              --               --             (6.79)
                             ---------------  ---------------  ---------------
Net income (loss) per
 common share..............  $          1.10  $          0.95  $         (8.78)
                             ===============  ===============  ===============

        The accompanying notes are an integral part of these statements.

                           WEIRTON STEEL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1995         1994
                                                       -----------  -----------
                                                       (DOLLARS IN THOUSANDS,
                                                         EXCEPT SHARE DATA)
Assets:
Current assets:
  Cash and equivalents, includes restricted cash of
   $1,373 and $1,329, respectively...................  $   131,811  $    62,905
  Receivables, less allowances of $8,688 and $6,405,
   respectively......................................      150,213      131,902
  Inventories........................................      255,360      270,518
  Deferred income taxes..............................       49,245       42,570
  Other current assets...............................        7,400        5,603
                                                       -----------  -----------
    Total current assets.............................      594,029      513,498
                                                       -----------  -----------
Property, plant and equipment, net...................      586,430      588,903
Intangible asset.....................................       31,412       17,213
Deferred income taxes................................       86,205       98,493
Other assets and deferred charges....................       15,945       12,813
                                                       -----------  -----------
    Total assets.....................................  $ 1,314,021  $ 1,230,920
                                                       ===========  ===========
Liabilities:
Current liabilities:
  Payables...........................................  $   123,105  $   136,038
  Employment costs...................................       89,793       84,487
  Pension liability..................................       12,471          --
  Taxes other than income taxes......................       19,376       21,256
  Income taxes.......................................          --         4,579
  Other..............................................        8,981       10,679
                                                       -----------  -----------
    Total current liabilities........................      253,726      257,039
Long term debt obligations...........................      407,869      394,505
Long term pension obligation.........................       94,689       68,093
Postretirement benefits other than pensions..........      317,893      316,185
Other long term liabilities..........................       25,348       31,429
                                                       -----------  -----------
    Total liabilities................................    1,099,525    1,067,251
                                                       -----------  -----------
Redeemable stock:
Preferred stock, 7,500,000 shares authorized:
  Preferred stock, Series A, $0.10 par value;
   1,769,865 and 1,800,000 shares authorized;
   1,769,865 and 1,787,688 shares issued; 1,764,791
   and 1,754,327 subject to put......................       25,589       26,013
Less: Preferred treasury stock, Series A, at cost,
 40,423 and 33,361 shares............................         (586)        (326)
Deferred ESOP compensation...........................       (9,135)     (11,202)
                                                       -----------  -----------
Total redeemable stock...............................       15,868       14,485
                                                       -----------  -----------
Stockholders' equity:
  Preferred stock, Series A, $0.10 par value; 5,074
   and 12,312 shares not subject to put..............           74           87
  Common stock, $0.01 par value; 50,000,000 shares
   authorized; 42,289,944 and 42,027,405 shares
   issued............................................          423          420
Additional paid-in capital...........................      454,197      452,746
Common shares issuable, 332,076 and 348,040 shares...        1,170        1,747
Retained earnings (deficit)..........................     (255,354)    (303,710)
Less: common treasury stock, at cost, 275,829 and
 373,340 shares......................................       (1,882)      (2,106)
                                                       -----------  -----------
Total stockholders' equity...........................      198,628      149,184
                                                       -----------  -----------
Total liabilities, redeemable stock and stockholders'
 equity..............................................  $ 1,314,021  $ 1,230,920
                                                       ===========  ===========

        The accompanying notes are an integral part of these statements.

                           WEIRTON STEEL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                 1995       1994       1993
                                               ---------  ---------  ---------
                                                  (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)............................  $  48,356  $  35,161  $(229,242)
Adjustments to reconcile net income (loss) to
 net cash provided by operating activities:
  Depreciation...............................     54,699     46,309     49,113
  Amortization of deferred financing costs...      2,212      2,509      1,965
  Restructuring charge.......................        --         --      17,340
  Adjustment to carrying value of damaged
   facility..................................     (9,000)   (44,746)       --
  ESOP contribution..........................      2,610      2,610      2,610
  Cumulative effect of accounting changes....        --         --     179,803
  Loss from early extinguishment of debt.....      6,718      3,851      6,549
  Deferred income taxes......................      7,240      1,942    (13,272)
  Cash provided (used) by working capital
   items:
    Receivables..............................    (18,311)    (2,898)    (5,110)
    Inventories..............................     15,158    (27,859)     1,907
    Other current assets.....................     (1,797)    (1,746)     4,325
    Payables.................................     (2,351)    17,454     24,986
    Other current liabilities................      9,620      3,099     18,070
  Long term pension obligation...............     12,397       (726)    19,374
  Other......................................     (6,441)    10,601     (8,963)
                                               ---------  ---------  ---------
Net cash provided by operating activities....    121,110     45,561     69,455
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property, plant and
   equipment:
    Spending to restore damaged facility.....     (2,948)   (74,611)       --
    Less: Insurance recoveries...............      9,000     45,000        --
    Other capital spending...................    (49,410)   (37,456)   (13,324)
                                               ---------  ---------  ---------
Net cash used by investing activities........    (43,358)   (67,067)   (13,324)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of debt obligations.............   (118,800)  (101,101)  (148,114)
  Proceeds from issuance of debt
   obligations...............................    125,000        --     140,000
  Proceeds from issuance of common stock.....        --     116,087        --
  Redemption of preferred stock, Series B....        --     (25,000)       --
  Dividends paid.............................        --      (2,339)    (3,125)
  Common shares issuable.....................      1,170      1,454      1,119
  Purchase of common treasury stock..........        --         --      (1,455)
  Deferred financing costs...................     (4,325)    (2,245)   (13,520)
  Other, principally net book overdrafts.....    (11,891)     8,553     (3,229)
                                               ---------  ---------  ---------
Net cash used by financing activities........     (8,846)    (4,591)   (28,324)
                                               ---------  ---------  ---------
Net change in cash and equivalents...........     68,906    (26,097)    27,807
Cash and equivalents at beginning of period..     62,905     89,002     61,195
                                               ---------  ---------  ---------
Cash and equivalents at end of period........  $ 131,811  $  62,905  $  89,002
                                               =========  =========  =========
Supplemental cash flow information:
  Interest paid, net of interest
   capitalized...............................  $  44,416  $  52,091  $  47,311
  Income taxes paid (refunded)...............     10,593        --      (1,779)

        The accompanying notes are an integral part of these statements.

                           WEIRTON STEEL CORPORATION

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                     PREFERRED
                                                 COMMON SHARES                    COMMON             SERIES A
                     COMMON STOCK    ADDITIONAL     ISSUABLE       RETAINED   TREASURY  STOCK   NOT SUBJECT TO PUT
                   -----------------  PAID-IN   -----------------  EARNINGS   ----------------  ---------------------
                     SHARES   AMOUNT  CAPITAL    SHARES   AMOUNT   (DEFICIT)  SHARES   AMOUNT    SHARES      AMOUNT
                   ---------- ------ ---------- --------  -------  ---------  -------  -------  ----------  ---------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Stockholders'
Equity as of
December 31,
1992.............  26,419,705  $264   $334,834   365,421  $ 1,153  $(104,165) 208,353  $  (825)      1,497   $     10
Net loss.........         --    --         --        --       --    (229,242)     --       --          --         --
Purchase of
treasury stock...         --    --         --        --       --         --   181,200   (1,455)        --         --
Conversion of
preferred stock..         --    --         --        --       --         --    (8,148)      65         --         --
Reclassification
of preferred
Series A not
subject to put...         --    --         --        --       --         --       --       --        1,272          6
Employee stock
purchase plan:
 Shares issued...     300,047     3        942  (300,047)    (945)       --       --       --          --         --
 Shares
 issuable........         --    --         --    299,971    1,012        --       --       --          --         --
Board of
Directors
deferred
compensation
plan:
 Shares issued...         --    --         --        --       --         --       --       --          --         --
 Shares
 issuable........         --    --         --     31,704      107        --       --       --          --         --
Dividends payable
($6.25 per
preferred share,
Series B)........         --    --         --        --       --      (3,125)     --       --          --         --
                   ----------  ----   --------  --------  -------  ---------  -------  -------  ----------   --------
Stockholders'
Equity
Consolidated as
of December 31,
1993.............  26,719,752   267    335,776   397,049    1,327   (336,532) 381,405   (2,215)      2,769         16
Net income.......         --    --         --        --       --      35,161      --       --          --         --
Issuance of
common stock.....  15,000,000   150    115,937       --       --         --       --       --          --         --
Conversion of
preferred stock..         --    --         --        --       --         --    (8,065)     109         --         --
Reclassification
of preferred
Series A not
subject to put...         --    --         --        --       --         --       --       --        9,543         71
Employee stock
purchase plan:
 Shares issued...     299,971     3      1,009  (299,971)  (1,012)       --       --       --          --         --
 Shares issua-
 ble.............         --    --         --    240,086    1,350        --       --       --          --         --
Board of
Directors
deferred
compensation
plan:
 Shares issued...       7,682   --          24    (7,682)     (24)       --       --       --          --         --
 Shares
 issuable........         --    --         --     18,558      106        --       --       --          --         --
Dividends payable
($4.6875 per
preferred share,
Series B)........         --    --         --        --       --      (2,339)     --       --          --         --
                   ----------  ----   --------  --------  -------  ---------  -------  -------  ----------   --------
Stockholders'
Equity
Consolidated as
of December 31,
1994.............  42,027,405   420    452,746   348,040    1,747   (303,710) 373,340   (2,106)     12,312         87
Net income.......         --    --         --        --       --      48,356      --       --          --         --
Conversion of
preferred stock..      22,453     1         74       --       --         --       --       --       (8,546)       (32)
Reclassification
of preferred
Series A not
subject to put...         --    --         --        --       --         --       --       --        1,308         19
Employee stock
purchase plan:
 Shares issued...     240,086     2      1,348  (240,086)  (1,350)       --       --       --          --         --
 Shares
 issuable........         --    --         --    295,764      893        --       --       --          --         --
Board of
Directors
deferred
compensation
plan:
 Shares issued...         --    --          29  (107,954)    (253)       --   (97,511)     224         --         --
 Shares
 issuable........         --    --         --     36,312      133        --       --       --          --         --
                   ----------  ----   --------  --------  -------  ---------  -------  -------  ----------   --------
Stockholders'
Equity
Consolidated as
of December 31,
1995.............  42,289,944  $423   $454,197   332,076  $ 1,170  $(255,354) 275,829  $(1,882)      5,074   $     74
                   ==========  ====   ========  ========  =======  =========  =======  =======  ==========   ========
                   STOCKHOLDERS'
                      EQUITY
                   -------------
Stockholders'
Equity as of
December 31,
1992.............    $ 231,271
Net loss.........     (229,242)
Purchase of
treasury stock...       (1,455)
Conversion of
preferred stock..           65
Reclassification
of preferred
Series A not
subject to put...            6
Employee stock
purchase plan:
 Shares issued...          --
 Shares
 issuable........        1,012
Board of
Directors
deferred
compensation
plan:
 Shares issued...          --
 Shares
 issuable........          107
Dividends payable
($6.25 per
preferred share,
Series B)........       (3,125)
                   -------------
Stockholders'
Equity
Consolidated as
of December 31,
1993.............       (1,361)
Net income.......       35,161
Issuance of
common stock.....      116,087
Conversion of
preferred stock..          109
Reclassification
of preferred
Series A not
subject to put...           71
Employee stock
purchase plan:
 Shares issued...          --
 Shares issua-
 ble.............        1,350
Board of
Directors
deferred
compensation
plan:
 Shares issued...          --
 Shares
 issuable........          106
Dividends payable
($4.6875 per
preferred share,
Series B)........       (2,339)
                   -------------
Stockholders'
Equity
Consolidated as
of December 31,
1994.............      149,184
Net income.......       48,356
Conversion of
preferred stock..           43
Reclassification
of preferred
Series A not
subject to put...           19
Employee stock
purchase plan:
 Shares issued...          --
 Shares
 issuable........          893
Board of
Directors
deferred
compensation
plan:
 Shares issued...          --
 Shares
 issuable........          133
                   -------------
Stockholders'
Equity
Consolidated as
of December 31,
1995.............    $ 198,628
                   =============

       The accompanying notes are an integral part of these statements.

                           WEIRTON STEEL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS
                               WHERE INDICATED)

NOTE 1

BASIS OF PRESENTATION

  For the years ended and as of December 31, 1995 and 1994, the financial statements herein include the accounts of Weirton Steel Corporation and its wholly-owned subsidiary, Weirton Receivables, Inc. ("WRI"). Prior to August 26, 1993, the financial statements include only the accounts of Weirton Steel Corporation. Weirton Steel Corporation and/or Weirton Steel Corporation together with its subsidiary are hereafter referred to as the "Company."

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Certain portions of the prior periods' financial statements have been reclassified where necessary to conform to the presentation used in the current period.

NOTE 2

ORGANIZATION AND BACKGROUND

  The Company and its predecessor companies have been in the business of making and finishing steel products for nearly 90 years. From November 1929 to January 1984, the Company's business had been operated as a subsidiary of or a division of National Steel Corporation ("NSC"). Incorporated in Delaware in November 1982, the Company acquired the principal assets of NSC's former Weirton Steel Division (the "Division") in January 1984. In connection with the asset purchase, NSC retained liability for claims and litigation arising out of the operation of the Division based on occurrences prior to May 1, 1983, principally related to pension, life insurance and healthcare benefits for retired employees, pension benefits for active employees based upon service prior to the sale, and certain environmental conditions.

  From January 1984 until June 1989, the Company was owned in its entirety by its employees through an Employee Stock Ownership Plan (the "1984 ESOP"). In June 1989, the 1984 ESOP sold 4.5 million shares of the Company's common stock in a public offering. The Company's common stock is listed and traded on the New York Stock Exchange.

  In connection with the public offering of common stock in June 1989, the Company sold 1.8 million shares of voting Redeemable Preferred Stock, Series A (the "Series A Preferred") to a new Employee Stock Ownership Plan (the "1989 ESOP"). Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, and is entitled to 10 times the number of votes allotted to the common stock into which it is convertible.

  In October 1991, in connection with an iron ore pellet supply agreement, the Company issued 0.5 million shares of its Redeemable Preferred Stock, Series B (the "Series B Preferred") to Cleveland-Cliffs Inc for a purchase price equal to the aggregate redemption amount of $25.0 million. The Company redeemed the Series B Preferred in September 1994.

  In September 1991, the Company contributed to its defined benefit pension plan (the "Pension Plan") 3,870,968 shares of its common stock having an aggregate fair value of $15.0 million. In September 1992, the Company issued
2.0 million shares of its common stock to the Pension Plan, having an aggregate fair value of $8.25 million.

                           WEIRTON STEEL CORPORATION

  In May 1994, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation increasing the number of authorized shares of common stock from 30.0 million shares to 50.0 million shares. The amendment provided that 15.0 million shares of such increase were to be issued only in conjunction with bona fide public offerings and that up to 5.0 million shares of such increase were to be issued only pursuant to employee benefit plans. In August 1994, the Company and the Pension Plan participated in a public sale of the Company's common stock and sold 15.0 million and 4.55 million shares, respectively.

  Substantially all of the Company's employees participate in the 1984 ESOP and the 1989 ESOP which, after giving effect to the above-mentioned transactions, owned approximately 27.4% of the issued and outstanding common and substantially all the preferred shares of the Company as of December 31, 1995. The common and preferred shares owned by the 1984 ESOP and the 1989 ESOP combined represent approximately 49.2% of the voting power of the Company's voting stock as of December 31, 1995.

NOTE 3

SIGNIFICANT ACCOUNTING POLICIES

 Cash

  The liability representing outstanding checks drawn against a zero-balance general disbursement bank account, that is funded as checks are presented for payment, is included in accounts payable for financial statement presentation. Such amount was $3.2 million, $13.8 million and $5.1 million as of December 31, 1995, 1994 and 1993, respectively.

 Cash Equivalents

  Cash equivalents, which consist primarily of certificates of deposit, commercial paper and time deposits, are stated at cost, which approximates fair value. For financial statement presentation, the Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

 Inventories

  Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out (FIFO) method. Inventory costs include materials, labor and manufacturing overhead.

 Property, Plant and Equipment

  Property, plant and equipment is valued at cost. Major additions are capitalized, while the cost of maintenance and repairs which do not improve or extend the lives of the respective assets is charged to expense in the year incurred. Interest costs applicable to facilities under construction are capitalized. Gains or losses on property dispositions are credited or charged to income.

  Depreciation of steelmaking facilities is determined by the production-variable method which adjusts straight-line depreciation to reflect actual production levels. The cost of relining blast furnaces is amortized over the estimated production life of the lining. All other assets are depreciated on a straight-line basis.

 Postretirement Benefits Other Than Pensions

  Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and changed its method of accounting for these costs from the cash method to an accrual method.

                           WEIRTON STEEL CORPORATION

 Postemployment Benefits

  Effective January 1, 1993, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Effective with the adoption of the standard, the value of all such benefits is actuarially determined and recognized on an accrual method.

 Employee Stock Ownership Plan (ESOP) Accounting

  The Company recognizes as compensation expense an amount based upon its required contributions to the ESOPs. The resulting expense approximates the cost to the ESOPs for the shares allocated to participants for the period. The number of shares allocated to participants for the period is determined based on the ratio of the period's debt principal payment to the total estimated debt principal payments. Shares are then allocated to individual participants based on the participant's relative compensation.

 Employee Profit Sharing

  The provision for employee profit sharing is calculated in accordance with the Profit Sharing Plan. The pretax provisions in 1995 and 1994 were based upon 33 1/3% of net income.

 Research and Development

  Research and development costs related to improvement of existing products, development of new products and the development of more efficient operating techniques are charged to expense as incurred and totaled $3.2 million, $6.3 million and $5.4 million in 1995, 1994 and 1993, respectively.

 Income Taxes

  Effective January 1, 1993, the Company changed its method of accounting for income taxes for financial reporting by adopting the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income tax assets and liabilities are recognized to reflect the future income tax consequences of carryforwards and differences between the tax basis and financial accounting basis of assets and liabilities.

NOTE 4

INVENTORIES

  Inventories consisted of the following:

                                                                 DECEMBER 31,
                                                               -----------------
                                                                 1995     1994
                                                               -------- --------
   Raw materials.............................................. $ 77,557 $100,319
   Work-in-process............................................   86,491   89,106
   Finished goods.............................................   91,312   81,093
                                                               -------- --------
                                                               $255,360 $270,518
                                                               ======== ========

                           WEIRTON STEEL CORPORATION

NOTE 5

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consisted of the following:

                                                              DECEMBER 31,
                                                           --------------------
                                                             1995       1994
                                                           ---------  ---------
   Land................................................... $   1,098  $     807
   Buildings..............................................     8,689      7,918
   Machinery, equipment and other.........................   845,650    778,161
   Construction-in-progress...............................    63,798     80,216
                                                           ---------  ---------
                                                             919,235    867,102
   Less: Allowances for depreciation......................  (332,805)  (278,199)
                                                           ---------  ---------
                                                           $ 586,430  $ 588,903
                                                           =========  =========

  In April 1994, the Company's No. 9 Tandem Mill (the "No. 9 Tandem") sustained major damage from a fire which occurred while the unit was undergoing maintenance. This cold reduction mill is a major component of the Company's operating facilities and normally processes approximately 70% to 80% of the steel coils required for the Company's tin plating operations. The Company rebuilt the No. 9 Tandem and start-up operations began in October 1994.

  The Company maintains insurance for property damage applicable to its production facilities, including the No. 9 Tandem. The policy providing this coverage is subject to a deductible. Insurance recoveries related to the No. 9 Tandem in 1995 and 1994 included $9.0 million and $45.0 million, respectively for property damage.

  Insurance recoveries for property damage associated with events of this type require the recognition of a new cost basis for the rebuilt facility. As a result, the Company has recognized for the years ended December 31, 1995 and 1994, adjustments to the carrying value of the No. 9 Tandem to the extent of insurance recoveries received during such periods. Total spending in 1995 and 1994 to restore the No. 9 Tandem was approximately $2.9 million and $74.6 million, respectively.

  The Company also maintains insurance for business interruption, subject to a deductible. The Company's claim for business interruption related to the No. 9 Tandem was settled in 1995. Insurance recoveries of $34.0 million and $20.0 million were received in 1995 and 1994, respectively, for the No. 9 Tandem business interruption claim. Total funds received in 1995 and 1994 for both property damage and business interruption claims related to the No. 9 Tandem were $110.5 million. In addition, the Company's business interruption claim stemming from an outage at its hot strip mill in March 1991 was settled for $7.5 million in 1995.

  Capitalized interest costs applicable to facilities under construction for the years ended December 31, 1995, 1994 and 1993, amounted to $1.1 million, $2.3 million and $0.8 million, respectively.

                           WEIRTON STEEL CORPORATION

NOTE 6

FINANCING ARRANGEMENTS

 Debt Obligations

                                                                DECEMBER 31,
                                                              -----------------
                                                                1995     1994
                                                              -------- --------
   11 1/2% Senior Notes due 3/1/98........................... $ 77,150 $107,150
   10 7/8% Senior Notes due 10/15/99.........................  149,749  231,749
   10 3/4% Senior Notes due 6/1/2005.........................  125,000      --
   8 5/8% Pollution Control Bonds due 11/1/2014..............   56,300   56,300
                                                              -------- --------
                                                               408,199  395,199
   Less: Unamortized debt discount...........................      330      694
                                                              -------- --------
   Long term debt obligations................................ $407,869 $394,505
                                                              ======== ========

  On October 17, 1989, the Company completed a public offering of its Senior Notes in the principal amount of $300.0 million. These unsecured Senior Notes bear interest at 10 7/8% and mature October 15, 1999.

  On November 1, 1989, the Company refinanced two previous pollution control bond issues having an aggregate principal amount of $56.3 million through the issuance of the 1989 Pollution Control Bonds which bear interest at 8 5/8% and mature November 1, 2014.

  On March 4, 1993, the Company completed a public offering of $140.0 million of its Senior Notes. These unsecured Senior Notes bear interest at 11 1/2% per annum and mature March 1, 1998. The Company recognized an after-tax extraordinary loss of $6.5 million in 1993 related to premiums and the immediate recognition of previously deferred financing costs related to indebtedness refinanced with the proceeds from the public sale of its 11 1/2% Senior Notes.

  In the fourth quarter of 1994, the Company purchased in the market $68.3 million of its 10 7/8% Senior Notes and $32.8 million of its 11 1/2% Senior Notes using cash on hand and a portion of the proceeds from the Company's August 1994 public offering of 15.0 million shares of its common stock. The purchases of senior indebtedness included the payment of certain premiums in excess of their principal amount. In addition, the purchase required the immediate recognition of previously deferred financing costs. As a result, the Company recognized in 1994 an after-tax extraordinary loss of $3.9 million.

  In June 1995, the Company privately sold $125.0 million of its 10 3/4% Senior Notes due 2005. The net proceeds were $121.0 million, of which $118.8 million was used during the third quarter of 1995 to purchase approximately $30.0 million principal amount of its 11 1/2% Senior Notes and $82.0 million principal amount of its 10 7/8% Senior Notes. In October 1995, the Company exchanged the privately sold notes for notes that were registered under the Securities Act of 1933. The Company recognized an after-tax extraordinary loss of $6.7 million related to premiums paid to purchase the notes together with the immediate recognition of previously deferred financing costs related to the purchased notes.

  In connection with the sale of the 10 3/4% Senior Notes, the Company obtained the consent from the remaining holders of the 11 1/2% Senior Notes to modify certain covenants in the indenture governing such notes, with the objective of providing uniformity among the covenants in the indentures governing the Company's 10 3/4% and 10 7/8% Senior Notes. The indentures governing the Senior Notes contain covenants that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and

                           WEIRTON STEEL CORPORATION
distributions on the Company's capital stock, as well as mergers, consolidations, liens and sales of certain assets. Under covenants affecting the Company's ability to pay dividends on its common stock, the Company is limited as to the payment of aggregate dividends after March 31, 1993, to the greater of (i) $5.0 million or (ii) $5.0 million plus one-half of the Company's cumulative consolidated net income since March 31, 1993, plus the net proceeds from future issuances of certain capital stock less certain allowable payments. As of December 31, 1995, pursuant to this covenant, the Company's ability to pay dividends on its common stock was limited to $137.2 million. Upon the occurrence of a change in control, as defined under the indentures, holders of the Senior Notes will have the option to cause the Company to repurchase their Senior Notes at 101% of the principal amount, plus accrued interest to the date of repurchase.

  The Company's Senior Notes are ranked equally and are senior to the 1989 Pollution Control Bonds.

  The Company does not have any scheduled principal payments on its indebtedness until 1998 when the $77.2 million principal amount outstanding of the 11 1/2% Senior Notes becomes due and 1999 when the $149.7 million principal amount outstanding of the 10 7/8% Senior Notes becomes due.

 Receivables Participation Agreement

  The Company has in place, through a subsidiary, a receivables participation agreement with a group of four banks. The facility provides for a total commitment by the banks of up to $85.0 million, including a letter of credit subfacility of up to $25.0 million. To implement the facility, the Company sold substantially all of its accounts receivable, and sells additional receivables as they are generated, to its wholly-owned subsidiary, WRI. WRI finances its ongoing receivable purchases from a combination of cash collections on receivables already in the pool, short term intercompany obligations and issuances of redeemable preferred stock to Weirton Steel Corporation. As of December 31, 1995, while no funded participation interests had been sold under the facility, $4.0 million in letters of credit under the subfacility were in place. The amount of participation interests committed to be purchased by the banks fluctuates depending upon the amounts and nature of receivables generated by the Company which are sold into the program, and certain financial tests applicable to them. With respect to the receivables comprising the pool and the financial tests applicable to such, and after reduction for amounts in place under the letter of credit subfacility, the base amount available for cash sale was approximately $71.6 million as of December 31, 1995.

  Funded purchases of participation interests by the banks under the facility are generally available on a revolving basis for three years, subject to extension as agreed to by the banks. In 1995, the Participation Agreement was extended through April 2000. Weirton Steel Corporation continues to act as servicer of the assets sold into the program and continues to make billings and collections in the ordinary course of business according to its established credit practices. Except for warranties given by Weirton Steel Corporation concerning the eligibility of receivables sold to WRI under the program, the transactions under the facility are generally nonrecourse. WRI's commitments to the banks, which do not include warranties as to collectibility of the receivables, include those typical of sellers of similar property and are secured by its interest in the receivables and related security. WRI is subject to certain restrictions regarding its indebtedness, liens, asset sales not contemplated by the facility, guarantees, investments, other transactions with its affiliates, including Weirton Steel Corporation, and the maintenance of a minimum net worth of not less than the greater of $5.0 million or 10% of the outstanding receivables. As of December 31, 1995, WRI had a net worth of $132.3 million and outstanding receivables of $138.2 million. The banks and other creditors of WRI have a priority claim on all assets of WRI prior to those assets becoming available to any of Weirton Steel Corporation's creditors.

 Leases

  The Company uses certain lease arrangements to supplement its financing activities.

                           WEIRTON STEEL CORPORATION

  Rental expense under operating leases was $4.7 million, $6.7 million and $7.3 million for the years ended 1995, 1994 and 1993, respectively. The minimum future lease payments under noncancelable operating leases are $3.9 million, $3.4 million, $2.5 million, $0.9 million and $0.6 million for the years ending 1996 through 2000, respectively, and $2.0 million thereafter.

NOTE 7

EMPLOYEE RETIREMENT BENEFITS

 Pensions

  The Company's Pension Plan covers substantially all of its employees. The Pension Plan provides benefits that are based generally upon years of service and compensation during the final years of employment.

  The Company's funding policy is influenced by its general cash requirements but, at a minimum, complies with the funding requirements of federal laws and regulations. During calendar years 1995, 1994 and 1993, the Company contributed $22.4 million, $69.7 million and $25.6 million, respectively, to the Pension Plan.

  The Pension Plan's assets are held in trust, the investments of which consist primarily of common stocks, fixed income securities and short term investments.

  Following are the components of the Company's net pension cost recognized in 1995, 1994 and 1993:

                                                  YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1995      1994      1993
                                                 --------  --------  --------
   Service cost................................. $ 16,060  $ 17,847  $ 10,192
   Interest cost on projected benefit
    obligation..................................   48,346    45,155    41,714
   Actual return on plan assets.................  (33,580)  (30,938)  (30,300)
   Net amortization and deferral................   16,464    16,464    15,112
                                                 --------  --------  --------
                                                 $ 47,290  $ 48,528  $ 36,718
                                                 ========  ========  ========

  The following table reconciles the funded status of the Pension Plan to the accrued pension obligation recognized as of December 31, 1995 and 1994:

                                                          1995       1994
                                                        ---------  ---------
   Actuarial present value of accumulated benefit
    obligation:
     Vested............................................ $ 518,309  $ 431,632
     Nonvested.........................................    29,877     25,416
                                                        ---------  ---------
                                                          548,186    457,048
   Effect of projected compensation increases..........   170,296    131,927
                                                        ---------  ---------
   Actuarial present value of projected benefit
    obligation.........................................   718,482    588,975
   Plan assets at fair value...........................   441,026    388,955
                                                        ---------  ---------
   Projected benefit obligation in excess of plan
    assets.............................................   277,456    200,020
   Items not yet recognized:
     Actuarial (losses) gains..........................   (41,652)    27,380
     Remaining net obligation at transition............   (53,132)   (60,522)
     Prior service cost................................  (106,924)  (115,998)
   Additional minimum liability........................    31,412     17,213
                                                        ---------  ---------
   Accrued pension obligation.......................... $ 107,160  $  68,093
                                                        =========  =========

                           WEIRTON STEEL CORPORATION

  The accrued pension obligation is classified for financial statement presentation as of December 31, 1995 and 1994, as follows:

                                                                1995    1994
                                                              -------- -------
   Pension liability, a component of current liabilities..... $ 12,471 $   --
   Long term pension obligation..............................   94,689  68,093
                                                              -------- -------
                                                              $107,160 $68,093
                                                              ======== =======

  The Company's projected, accumulated and vested pension obligations and expense have been actuarially measured through the use of certain significant assumptions. The table below depicts the assumptions used to measure the Company's pension obligations and its net periodic expense.

                                                1995        1994        1993
                                             ----------  ----------  ----------
   Weighted average interest rate used to
    discount the projected, accumulated and
    vested benefit obligations to present
    value..................................        7.25%        8.5%        7.5%
   Expected rate of return on plan assets..        8.75%       8.75%       8.75%
   Assumed increase in compensation              2% for      2% for      2% for
    levels.................................      1 year     2 years     3 years
                                                 and 4%      and 4%      and 4%
                                             thereafter  thereafter  thereafter

  The assumed weighted average interest rate used to discount the pension obligations to present value is based upon the rates of return on high-quality, fixed-income investments currently available.

  The Company's accumulated pension benefit obligation exceeded assets available for plan benefits and the Company's unfunded accrued pension obligations by $31.4 million and $17.2 million as of December 31, 1995 and 1994, respectively. As a result, the Company recognized at the respective dates an additional minimum liability and an intangible asset of an equal amount. The increase in the additional minimum liability and intangible asset as of December 31, 1995, from a year earlier results principally from the lower interest rate assumption used to discount the accumulated pension benefit obligation to present value which reflects the recent trend of decreasing rates of return available on long term investments.

  In the first quarter of 1993, as part of the Company's ongoing cost reduction program, an enhanced retirement package was offered through December 31, 1994, to employees meeting certain eligibility requirements. The Company recognized a pretax restructuring charge of $17.3 million to account for the costs associated with implementing the enhanced retirement package.

 Benefits Other Than Pensions

  Substantially all of the Company's retirees are covered under medical and life insurance plans.

  Retirees who have not yet reached age 65 are entitled to medical benefits that provide for first-dollar coverage on certain hospital and surgical services, major medical coverage that contains retiree-paid deductibles and co-insurance requirements, and a prescription drug program under which a majority of the cost is paid by the Company. Retirees who have reached age 65 are covered by the same plan, except they are not eligible for the prescription drug program and the payment of plan benefits is coordinated with Medicare on a nonduplication basis.

  As a result of the collective bargaining agreements with the Company's represented employees that became effective in September 1993, retirees who have not yet reached age 65 who retire after January 1, 1995, are

                           WEIRTON STEEL CORPORATION
covered by a Point of Service plan which contains retiree paid deductibles and lower out of network coverage. Such agreements, among other things, limit the Company's exposure to increased costs of providing these benefits by requiring retiree contributions should actual costs exceed certain amounts established under the plan.

  Coverage under the medical plan is extended to spouses and unmarried children with certain age restrictions. Eligibility for benefits continues beyond the death of the retiree or active employee eligible to retire.

  Life insurance benefits provided to retirees are generally based upon annual base pay at retirement for salaried employees and specific amounts for hourly employees.

  Effective January 1, 1993, the Company adopted the provisions of SFAS No.
106. This accounting method required the accrual of the estimated cost of retirees' medical and other benefits over the periods during which employees render the service that qualifies them for such benefits. The provisions of the standard allowed for a "transition obligation," representing benefits earned in prior periods by both retirees and current employees, to be recognized in the period in which the standard was adopted or amortized prospectively over a period of up to 20 years. The Company elected to immediately recognize its transition obligation upon adoption, which as of January 1, 1993, was actuarially determined to be $303.9 million.

  The amount of net periodic expense for postretirement health care and life insurance benefits recognized in 1995, 1994 and 1993 is comprised of the following:

                                                      1995     1994     1993
                                                     -------  -------  -------
   Service cost-benefits earned during period....... $ 5,373  $ 7,214  $11,833
   Interest cost on accumulated postretirement
    benefit obligation..............................  25,082   20,618   18,548
   Net amortization and deferral....................  (4,693)  (4,680)     --
                                                     -------  -------  -------
                                                     $25,762  $23,152  $30,381
                                                     =======  =======  =======

  The actuarially determined net periodic expense in 1995, 1994 and 1993 for retiree medical and life insurance benefits exceeded the $20.4 million, $13.1 million and $12.4 million cash outlay for providing such benefits by approximately $5.4 million, $10.0 million and $18.0 million, respectively.

  The following table sets forth the components of the accumulated postretirement benefit obligation and the reconciliation of amounts recognized as of December 31, 1995 and 1994 :

                                                             1995      1994
                                                           --------  --------
   Accumulated postretirement benefit obligation
    attributable to:
     Retirees and beneficiaries........................... $234,058  $184,537
     Active employees fully eligible for benefits.........   25,507    23,649
     Other active participants............................   63,524    66,276
                                                           --------  --------
   Total accumulated postretirement benefit obligation....  323,089   274,462
   Items not yet recognized:
     Actuarial (losses) gains.............................  (18,540)   19,212
     Prior service cost...................................   32,763    38,252
                                                           --------  --------
   Accrued postretirement benefit obligation.............. $337,312  $331,926
                                                           ========  ========

                           WEIRTON STEEL CORPORATION

  The accrued postretirement benefit obligation as of December 31, 1995 and 1994, is classified for financial statement presentation as follows:

                                                              1995     1994
                                                            -------- --------
   Accrued postretirement benefits, a component of accrued
    employment costs....................................... $ 19,419 $ 15,741
   Postretirement benefits other than pensions.............  317,893  316,185
                                                            -------- --------
                                                            $337,312 $331,926
                                                            ======== ========

  The increase in the Company's accumulated postretirement benefit obligation as of December 31, 1995, compared to 1994 results primarily from a lower interest rate assumption used to discount the obligation to present value reflecting the recent trend of decreasing rates of return available on long term investments. Consistent with the Company's approach to measuring its accumulated benefit obligation for pensions, the interest rate used to measure the obligation as of December 31, 1995, was decreased to 7.25%. The interest rate used to discount the accumulated postretirement obligation to present value as of December 31, 1994, was 8.5%.

  The medical cost and administrative expense rates used to project anticipated cash flows and measure the Company's postretirement benefit obligation as of December 31, 1995, 1994 and 1993, are as follows:


                          FOR RETIREES WHO HAVE NOT YET      FOR RETIREES WHO ARE AGE 65
                                  REACHED AGE 65                      AND OLDER
                          --------------------------------  -------------------------------
                             1995       1994       1993       1995       1994       1993
                          ----------  ---------  ---------  ---------  ---------  ---------
Base medical cost trend:
  Rate in first year....         9.0%       9.5%      10.0%       8.0%      8.25%       8.5%
  Ultimate rate.........        4.25%       5.5%       4.5%      4.25%       5.5%       4.5%
  Year in which ultimate
   rate is reached......        2003       2003       2003       2003       2003       2003
Major medical cost
 trend:
  Rate in first year....       11.80%      13.1%      14.4%       N/A        N/A        N/A
  Ultimate rate.........        4.25%       5.5%       4.5%       N/A        N/A        N/A
  Year in which ultimate
   rate is reached......        2003       2003       2003        N/A        N/A        N/A
Administrative expense
 trend..................        4.25%       5.5%       4.5%      4.25%       5.5%       4.5%

  A one percentage point increase in the assumed health care trend rates for each future year would have increased the aggregate service and interest cost components of the net periodic expense by $2.0 million, $1.9 million and $4.8 million in 1995, 1994 and 1993, respectively, and would have increased the accumulated postretirement benefit obligation by $21.1, million and $18.6 million as of December 31, 1995 and 1994, respectively.

  For purposes of measuring life insurance benefits as of December 31, 1995 and 1994, increases in compensation levels were assumed to be 2% through 1996 and 4% thereafter.

 Other

  As a condition of the purchase of the Company's assets from NSC, NSC agreed to retain liability for pension service and the cost of life and health insurance for employees of the Company's predecessor business who retired through May 1, 1983. NSC also retained the liability for pension service through May 1, 1983, for employees of the predecessor business who became active employees of the Company.

                           WEIRTON STEEL CORPORATION

NOTE 8

POSTEMPLOYMENT BENEFITS

  Effective January 1, 1993, the Company adopted the provisions of SFAS No.
112. This standard required the Company to recognize the present value of its obligation to provide certain benefits to former or inactive employees who are not yet eligible for retirement. Liabilities associated with (i) workers' compensation, (ii) severance programs which include medical coverage continuation and (iii) sickness and accident protection, which includes medical and life insurance benefits, are the major items comprising the Company's obligation for postemployment benefits.

  Consistent with the assumptions used to measure the Company's accumulated benefit obligations for pensions and retiree health care and life insurance benefits, the interest rate used to discount the accumulated postemployment benefit obligation to present value as of December 31, 1995 and 1994 was 7.25% and 8.5%, respectively.

  Other actuarial assumptions and demographic data, as applicable, that were used to measure the postemployment benefit obligation as of December 31, 1995 and 1994, were consistent with those used to measure pension and other postretirement benefit obligations for each respective year.

  Upon determination as of January 1, 1993, of the accumulated postemployment transition obligation, and after considering amounts already accrued, the Company recognized in 1993 a cumulative accounting charge of $4.0 million to fully recognize its postemployment benefit obligation as of January 1, 1993.

NOTE 9

INCOME TAXES

  Effective January 1, 1993, the Company adopted the provisions of SFAS No.
109. Under SFAS No. 109, deferred income tax assets and liabilities are recognized reflecting the future tax consequences of net operating loss and tax credit carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities. The components of the Company's deferred income tax assets and liabilities were as follows:

                                                              DECEMBER 31,
                                                           --------------------
                                                             1995       1994
                                                           ---------  ---------
   Deferred tax assets:
     Net operating loss and tax credit carryforwards...... $ 101,325  $  92,423
     Deductible temporary differences:
       Inventories........................................    15,662     16,910
       Property, plant and equipment......................       204     17,044
       Pensions and other long term liabilities...........    16,101     19,840
       Postretirement benefits other than pensions........   131,779    128,221
       Other deductible temporary differences.............    20,715     17,240
       Valuation allowance................................   (30,943)   (42,640)
                                                           ---------  ---------
                                                             254,843    249,038
   Deferred tax liabilities:
     Accumulated depreciation.............................  (119,393)  (107,975)
                                                           ---------  ---------
   Net deferred tax asset................................. $ 135,450  $ 141,063
                                                           =========  =========

  As of December 31, 1995, the Company had available, for federal and state income tax purposes, regular net operating loss carryforwards of approximately $183.2 million expiring in 2006 through 2008; an alternative minimum tax credit of approximately $17.8 million; and general business tax credits of approximately $11.6 million.

                           WEIRTON STEEL CORPORATION

  In 1995 and 1994, as a result of its deferred tax attributes, the Company did not generate any liability for regular federal income tax purposes; however, after utilization of available alternative minimum tax net operating loss carryforwards of $4.7 million in 1995 and $11.7 million in 1994 and $2.5 million and $1.5 million of available general business credits in 1995 and 1994, respectively, the Company recognized alternative minimum taxes of $6.0 million and $4.6 million in 1995 and 1994, respectively.

  As of January 1, 1993, deferred tax liabilities associated with existing taxable temporary differences exceeded deferred tax assets from future deductible temporary differences, excluding those attributable to SFAS No. 106, by approximately $24.6 million. The recognition by the Company, as of January 1, 1993, of the entire transition obligation related to adopting the provisions of SFAS No. 106 resulted in the recognition of a $115.5 million deferred tax asset. Future operating costs under SFAS No. 106 are expected to exceed deductible amounts for income tax purposes for many years. In addition, under current federal tax regulations, should the Company incur tax losses in future periods, such losses may be carried forward to offset taxable income for a period of up to 15 years. Based upon the length of the period during which the SFAS No. 106-generated deferred tax asset can be utilized and the Company's expectations that under its current business strategy it will be able to generate taxable income over the long term, the Company believes that it is more likely than not that future taxable income will be sufficient to fully offset these future deductions.

  The length of time associated with the carryforward period available to utilize net operating losses and certain tax credits not associated with SFAS No. 106 liabilities, is more definite. A significant portion of these net operating losses are attributable to the realization of differences between the tax basis and financial reporting basis of the Company's fixed assets. In the aggregate, such differences, including depreciation, are expected to reverse within the allowable carryforward periods. In addition, certain tax planning strategies that include, but are not limited to, changes in methods of depreciation for tax purposes, adjustments to employee benefit plan funding strategies and potential sale lease-back arrangements, could be employed to avoid expiration of the attributes.

  Notwithstanding the Company's expectations as to its ability to fully utilize its deferred tax attributes, the Company, since it adopted the provisions of SFAS No. 109, has conservatively recognized a valuation allowance that reduces the carrying value of its deferred tax attributes on a basis that considers the individual characteristics of the attributes comprising its deferred tax assets.

  The elements of the Company's deferred income taxes associated with its results before extraordinary item and cumulative effect of accounting changes for the years ended December 31, 1995, 1994 and 1993, respectively, along with the allocation of deferred taxes to other income statement items are as follows:

                                                    1995      1994      1993
                                                  --------  --------  --------
   Current income tax provision:
     Federal....................................  $ (6,014) $ (4,579) $    --
   Deferred income tax (provision) benefit:
     Federal....................................   (17,839)  (10,242)   21,421
     State......................................    (2,726)   (1,694)    2,248
     Valuation allowance........................    13,324     9,061   (10,397)
                                                  --------  --------  --------
       Income tax (provision) benefit...........   (13,255)   (7,454)   13,272
   Other components of the Company's total
    income tax (provision) benefit are allocated
    to the consolidated statements of income as
    follows:
     Deferred income tax benefit allocated to
      extraordinary item........................     1,627       933     1,536
     Deferred income tax benefit allocated to
      cumulative effect on prior years of
      accounting changes........................       --        --    128,197
                                                  --------  --------  --------
       Total income tax (provision) benefit.....  $(11,628) $ (6,521) $143,005
                                                  ========  ========  ========

                           WEIRTON STEEL CORPORATION

  The total income tax provision recognized by the Company in 1995 reconciles to that computed under the federal statutory corporate rate as follows:

                                        INCOME BEFORE EXTRAORDINARY
                                        INCOME TAXES      ITEM       TOTAL
                                        ------------- ------------- --------
   Federal income tax (provision)
    benefit computed at statutory rate
    of 35%.............................   $(23,853)      $ 2,921    $(20,932)
   State income taxes net of federal
    income tax effect..................     (2,726)          333      (2,393)
   Valuation allowance.................     13,324        (1,627)     11,697
                                          --------       -------    --------
                                          $(13,255)      $ 1,627    $(11,628)
                                          ========       =======    ========

  The total income tax provision recognized by the Company in 1994 reconciles to that computed under the federal statutory corporate rate as follows:

                                        INCOME BEFORE EXTRAORDINARY
                                        INCOME TAXES      ITEM       TOTAL
                                        ------------- ------------- --------
   Federal income tax (provision)
    benefit computed at statutory rate
    of 35%.............................   $(14,821)      $1,675     $(13,146)
   State income taxes net of federal
    income tax effect..................     (1,694)         191       (1,503)
   Valuation allowance.................      9,061         (933)       8,128
                                          --------       ------     --------
                                          $ (7,454)      $  933     $ (6,521)
                                          ========       ======     ========

  The total income tax provision recognized by the Company in 1993 reconciles to that computed under the federal statutory corporate rate as follows:

                                                            CUMULATIVE
                                                            EFFECT OF
                                 LOSS BEFORE  EXTRAORDINARY ACCOUNTING
                                 INCOME TAXES     ITEM       CHANGES    TOTAL
                                 ------------ ------------- ---------- --------
   Federal income tax benefit
    computed at statutory rate
    of 34%.....................    $ 19,095      $ 2,748     $149,450  $171,293
   State income taxes net of
    federal income tax effect..       2,248          324       17,582    20,154
   Effect of retroactive change
    in federal statutory rate
    to 35% and other
    adjustments................       2,326          --           --      2,326
   Valuation allowance.........     (10,397)      (1,536)     (38,835)  (50,768)
                                   --------      -------     --------  --------
                                   $ 13,272      $ 1,536     $128,197  $143,005
                                   ========      =======     ========  ========

NOTE 10

REDEEMABLE STOCKS

  In June 1989, the Company sold 1.8 million shares of the Series A Preferred to the 1989 ESOP. The 1989 ESOP financed the purchase by issuing to the Company a $26.1 million promissory note, payable ratably over a 10 year period. Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, is entitled to 10 times the number of votes allotted to the common stock into which it is convertible, and has a preference on liquidation over common stock of $5 per share. The Series A Preferred has no preference over common stock as to dividends. The Series A Preferred is not intended to be readily tradable on an established market. As such, shares of Series A Preferred distributed to 1989 ESOP participants following

                           WEIRTON STEEL CORPORATION
termination of service are given a right, exercisable for limited periods prescribed by law, to cause the Company to repurchase the shares at fair value. The Company also has a right of first refusal upon proposed transfers of distributed shares of Series A Preferred which it has agreed, to the extent it is permitted, to exercise and to contribute or sell reacquired shares to the 1989 ESOP. In 1994, the 1989 ESOP was amended to provide that shares of Series A Preferred reacquired by the 1989 ESOP be reallocated annually among active employee participants on a per capita basis. If not repurchased by the Company or reacquired by the 1989 ESOP, shares of Series A Preferred automatically convert into common stock upon transfer by a distributee.

  In October 1991, the Company issued 0.5 million shares of the Series B Preferred to Cleveland-Cliffs Inc for a purchase price equal to the aggregate redemption amount of $25.0 million. The Series B Preferred was entitled to annual dividends of $6.25 per share. The Company redeemed all the Series B Preferred in September 1994. In connection with the Series B Preferred issuance, the Company entered into a supply agreement with a subsidiary of Cleveland-Cliffs Inc to furnish the Company with the majority of its iron ore pellet requirements for a 12 year period which began in 1992 and extends through 2005. Upon redemption, the Series B Preferred lost its serial designation.

NOTE 11

STOCK PLANS

  The Company has a stock option plan (the "1987 Stock Option Plan") which provides for 750,000 shares of the Company's common stock to be available for the granting of options. In 1995, the Company granted options to purchase 55,000 shares of the Company's common stock at exercise prices ranging from $4.38 per share to $8.88 per share. Options covering 521,000 shares were granted in 1994 at an exercise price of $8.69 per share. Generally, the options granted under the 1987 Stock Option Plan vest in one-third increments beginning two years after the grant date, with the remaining two-thirds becoming exercisable ratably after the third and fourth years.

  No stock options were granted in 1993. Options covering 180,000 shares were outstanding as of December 31, 1995, that were granted prior to 1993 under employment contracts with certain executive officers at an exercise price of $8.33 per share. All such options remain outstanding and exercisable. Options granted under the 1987 Stock Option Plan are exercisable for a maximum of 10 years following the date of grant.

  Activity under the 1987 Stock Option Plan is summarized below:

                                                        1995     1994     1993
                                                       -------  -------  -------
   Options outstanding at beginning of period......... 701,000  240,000  240,000
   Granted............................................  55,000  521,000      --
   Repurchased/forfeited..............................  (8,000) (60,000)     --
   Exercised..........................................     --       --       --
                                                       -------  -------  -------
   Outstanding at end of period....................... 748,000  701,000  240,000
                                                       =======  =======  =======
   Exercisable at end of period....................... 270,000  180,000  240,000
   Available for future grant.........................   2,000   49,000  510,000

  In October 1989, the Company registered 1.5 million shares of its common stock to be offered over a 5-year period beginning January 1, 1990, to eligible employees through payroll deductions under its 1989 Employee Stock Purchase Plan. In October 1994, the Company registered an additional 5.0 million shares of its common stock to be offered over a 5-year period beginning January 1, 1995, to eligible employees under its 1994 Employee Stock Purchase Plan. The 1994 Employee Stock Purchase Plan provides for participants to purchase the Company's common stock at 85% of the lesser of the stock's closing price at the beginning or the end of

                           WEIRTON STEEL CORPORATION
each year. As of December 31, 1995, 295,764 shares valued at approximately $0.9 million were issuable in accordance with the 1994 Employee Stock Purchase Plan.

  During 1991, the Company adopted a deferred compensation plan (the "Directors' Deferred Compensation Plan") to permit non-employee members of the Board of Directors to receive shares of common stock in lieu of cash payments for total compensation or a portion thereof for services provided in their capacity as a member of the Board of Directors. The Director's Deferred Compensation Plan provides for the stock portion of the directors compensation to be valued at 90% of the lesser of the stock's average trading price at the beginning and the end of each year. As of December 31, 1995, 36,312 shares valued at $0.1 million were issuable to the directors who selected deferred compensation.

NOTE 12

ESOP FINANCING

  The purchase by the 1989 ESOP of the Series A Preferred was financed through the issuance of a $26.1 million promissory note to the Company payable ratably over a 10 year period. The Company's contribution to the 1989 ESOP for the principal and interest components of debt service was immediately returned. As such, the respective interest income and expense on the ESOP notes were entirely offset within the Company's net financing costs.

  Effective November 1, 1990, the 1989 ESOP entered into a refinancing, which was guaranteed by the Company, under which $19.0 million of 9.0% ESOP notes were sold to certain institutional investors. Following this refinancing, the net interest expense component of the Company's ESOP contribution was included in interest expense.

  In connection with the Company's sale of $140.0 million of its Senior Notes in March 1993, the Company purchased the balance of the outstanding 9.0% ESOP notes which had been reduced to the principal amount of $14.1 million. Following this purchase, the Company was reestablished as the sole lender to the 1989 ESOP and, as such, the interest income and expense related to the 9.0% ESOP notes are offset within the Company's net financing costs.

NOTE 13

EARNINGS PER SHARE

  The weighted average number of common and common equivalent shares used in the calculation of the income (loss) per common share was 43,781,395, 34,469,921 and 26,472,907 for the years ended December 31, 1995, 1994 and
1993, respectively. The shares of Series A Preferred were excluded from the 1993 calculations due to their antidilutive effect. The assumed exercise of stock options would not result in significant dilution in those periods.

  If the 1994 offering of the Company's common stock had taken place on January 1, 1994, and the net proceeds therefrom along with $32.3 million of the Company's available cash on hand had been used as previously described, the net income for the year ended December 31, 1994, would have increased to $40.2 million. Accordingly, the respective net results per share applicable to common stock would have been net income of $0.92 per common share.

                           WEIRTON STEEL CORPORATION

NOTE 14

ENVIRONMENTAL COMPLIANCE, LEGAL PROCEEDINGS AND COMMITMENTS

 Environmental Compliance

  The Company, as well as its domestic competitors, is subject to stringent federal, state and local environmental laws and regulations concerning, among other things, waste water discharges, air emission and waste disposal. The Company spent approximately $3.9 million for pollution control capital projects in 1995.

  Pursuant to agreements entered into between the Company and NSC under which the Company acquired its operating assets in 1984, NSC retained liability, including governmental and third-party claims, arising from environmental violations prior to the acquisition. NSC also retained liability for cleanup costs, including third-party claims, related to solid or hazardous waste sites, as long as the sites were not used by the Company in its operations subsequent to the acquisition.

  In March 1996, the EPA advised the Company that it had identified a number of enforcement issues pertaining to waste water discharges, air emissions and waste handling operations by the Company. The EPA proposed that the parties attempt to resolve these issues during a six-month negotiation period. The EPA indicated that it would expect a negotiated settlement to include necessary corrective steps to address noncompliance issues, remediation programs to address contamination at solid waste management units and a civil penalty. However, the EPA also indicated that consideration would be given to offsetting any cash penalty through the Company's performance of supplemental environmental projects. If a negotiated settlement could not be reached by September 15, 1996, the EPA indicated that it would commence a civil enforcement action in federal court. The Company agreed to proceed with the negotiation process, which began on March 14, 1996. The Company cannot predict the results of its negotiations with the EPA, including whether an agreement can be reached, the cost of any required compliance, or the extent of any penalty. Likewise, the Company cannot predict whether the EPA will initiate enforcement proceedings or their outcome. Based on its review of the matters involved, and discussions to date with representatives of the EPA, while no assurance can be given, the Company does not believe that any fines, penalties or costs to remediate would have a material effect on the Company's financial position or results of operations. However, it is expected that related capital expenditure projects and required changes in operating practices will increase future operating costs, which may have a significant effect on future results of operations.

  The Company intends to comply with all legal requirements regarding the environment. New or expanded environmental requirements could increase the Company's environmental costs in the future. Since the effect of future requirements are not presently determinable, it is not possible to predict with a high degree of precision the ultimate future cost of compliance; however, the Company does not believe the future costs of environmental compliance or the cost of current outstanding environmental matters will have a material effect on its financial position, results of operations or on its competitive position with respect to other integrated domestic steelmakers that are generally subject to the same environmental requirements.

 Legal Proceedings

  The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The Company believes that any ultimate liability resulting from these actions will not have a material adverse effect on its financial position or results of operations.

 Commitments

  In October 1991, the Company entered into a supply agreement with a subsidiary of Cleveland-Cliffs Inc to provide the majority of its iron ore pellet requirements beginning in 1992 and extending through 2005.

                           WEIRTON STEEL CORPORATION

  In July 1993, the Company entered into an agreement with USX Corporation to purchase blast furnace coke during the remainder of 1993 through December 1996. The agreement provides for the purchase of 750,000 tons of blast furnace coke in 1996, or the actual annual requirement of the Company if less than the stated amount. The price is to be the prevailing market price (subject to a ceiling and floor) for blast furnace coke determined each October prior to the delivery year.

NOTE 15

LINE OF BUSINESS INFORMATION

  The Company operates a single line of business, the making and finishing of carbon steel products including sheet and tin mill products. In 1995 and 1994, no single customer accounted for 10% or more of net sales. In 1993 one customer accounted for 11% of net sales. Approximately 82% of the Company's workforce is covered under collective bargaining agreements with the Independent Steelworkers' Union and Independent Guards' Union. The current collective bargaining agreements are due to expire in September 1996.

NOTE 16

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS AND SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND EQUIVALENTS

  The carrying amount approximates fair value because of the short maturity of those investments.

REDEEMABLE PREFERRED STOCK

  The fair value of the Series A Preferred stock was determined based upon an independent appraisal performed as of December 31, 1995 and 1994.

LONG TERM DEBT

  The fair values of the Company's long term debt obligations are estimated based upon quoted market prices.

  The estimated fair values of the Company's financial instruments are as follows as of December 31, 1995 and 1994, respectively:

                                                  1995              1994
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
   Cash and equivalents.................... $131,811 $131,811 $ 62,905 $ 62,905
   Series A Redeemable Preferred stock.....   25,003    7,113   25,687   15,900
   Long term debt obligations..............  407,869  408,231  394,505  392,526

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

  As of December 31, 1995 and 1994, the Company had trade receivables outstanding of $17.3 million and $12.8 million, respectively, from customers who had been acquired in leveraged transactions.

  All tendered Senior Notes, executed Letters of Transmittal, and other related documents should be directed to the Exchange Agent. Requests for assistance and for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be directed to the Exchange Agent.

                              The Exchange Agent
                           for the Exchange Offer is

                             BANKERS TRUST COMPANY

                                 By Facsimile:

                              (615) 315-0139

                             Confirm By Telephone:

                            (615) 835-3572 or

                              (615) 835-3573

                                   By Mail:
                             Bankers Trust Company

                     c/o BT Services Tennessee, Inc.
                       Corporate Trust and Agency Group
                             Reorganization Dept.

                             P.O. Box 292737
                             Church Street Station

                     Nashville, Tennessee 37229-2737

                          By Hand/Overnight Delivery:
                             Bankers Trust Company
                       Corporate Trust and Agency Group

                        Reorganization Department
                           Receipt & Delivery Window
                       123 Washington Street, 1st Floor
                           New York, New York 10006

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company, which is a Delaware corporation, is empowered by the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Certificate of Incorporation and By-Laws of the Company provide for indemnification of the directors and officers of such entities to the full extent permitted by the Delaware General Corporation Law.

  Article Twelve of the Company's Certificate of Incorporation provides as follows:

    "TWELFTH. No director of the Corporation shall be personally liable to the Corporation or to any stockholder for monetary damages for a breach of fiduciary duty as a director, except liability (i) for any breach of a director's duty of loyalty to the Corporation or to its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful purchases by the Corporation of its capital stock pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which a director receives an improper personal benefit, except to the extent any such liability is subsequently authorized by the law of Delaware to be reduced or eliminated. No amendment to or repeal of any of the provisions of this Article TWELFTH shall eliminate or reduce the effect of this Article TWELFTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article TWELFTH would accrue or arise, prior to such amendment or repeal of an inconsistent provision."

  Article IX of the Company's By-Laws provides as follows:

    Section 1. Each current or former director, officer, employee or agent of the Corporation, or any person who may have served at its request as a director or officer of another corporation in which it owns stock or of which it is a creditor (or in a comparable position in another form of entity in which the Corporation owns an equity interest or with which it is a joint venturer or of which it is a creditor), and such person's heirs, executors, and administrators (each, an "Indemnitee"), shall be indemnified by the Corporation against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), to which he or she may be made a party by reason of any alleged acts or omissions in such capacity if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

    Section 2. Each Indemnitee shall be indemnified by the Corporation against all expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of any alleged acts or omissions in such capacity if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Section 3. Expenses incurred by an Indemnitee in defending any civil or criminal action may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation.

    Section 4. The foregoing rights of indemnification and advancement of expenses shall be in addition to and not exclusive of any and all other rights to which such Indemnitee might be entitled as a matter of law.

  The Company maintains an insurance policy provided for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a) Exhibits:

     3.1   Restated Certificate of Incorporation of the Company.(a)
     3.2   Certificate of Amendment to Restated Certificate of Incorporation of
           the Company.(d)
     3.3   By-laws of the Company.(a)
     3.4   Amendment to By-laws of the Company.(d)
     3.5   Certificate of the Designation, Powers, Preferences and Rights of
           the Convertible Voting Preferred Stock, Series A.(b)
     4.1   Indenture dated October 17, 1989 between the Company and First Bank
           (N.A.), as trustee, relating to the Company's 10 7/8% Senior Notes
           Due 1999, including form of Note.(b)
     4.2   Indenture dated March 1, 1993 between the Company and Bankers Trust
           Company, as trustee, relating to the Company's 11 1/2% Senior Notes
           Due 1998, including form of Note.(j)
     4.3   First Supplemental Indenture relating to the Company's 11 1/2%
           Senior Notes due 1998, dated July 25, 1995. (l)
     4.4   Indenture, dated as of June 12, 1995, between the Company and
           Bankers Trust Company, as trustee, relating to $125,000,000 principal amount of 10 3/4% Senior Notes due 2005, including form of
           Senior Note. (l)
     4.5   Indenture dated as of July 3, 1996 between the Company and Bankers
           Trust Company, as trustee, relating to $125,000,000 principal amount of 11 3/8% Senior Notes due 2004, including form of Senior Note.**
     4.6   Registration Rights Agreement, dated as of July 3, 1996, among the
           Company and Lehman Brothers, Inc. and Salomon Brothers Inc.**
     5     Opinion of Willkie Farr & Gallagher.*
     10.1  Pellet Sale Agreement dated June 25, 1991, between USX Corporation and the Company.(k)
     10.2  1984 Employee Stock Ownership Plan, as amended and restated.(b)
     10.3  1989 Employee Stock Ownership Plan.(b)
     10.4  1987 Stock Option Plan.(a)
     10.5  Employment Agreement between Herbert Elish and the Company dated as of July 1, 1990.(g)
     10.6  Employment Agreement between James B. Bruhn and the Company.(a)
     10.7  Employment Agreement between Thomas W. Evans and the Company dated
           April 21, 1987.(d)
     10.8  Employment Agreement between Richard K. Riederer and the Company.(a)
     10.9  Amendment dated July 19, 1993 to the Employment Agreement dated
           April 21, 1987 between Thomas W. Evans and the Company.(i)

     10.10 Redacted Pellet Sale and Purchase Agreement dated as of September
           30, 1991 between Cleveland-Cliffs Iron Company and the Company.(f)
     10.11 Deferred Compensation Plan for Directors effective as of January 1,
           1991, for all directors who are not officers or other employees of the Company.(g)
     10.12 Coke Sale Agreement dated January 1, 1993 and signed July 13, 1993 between the Company and USX Corporation.(h)
     10.13 Employment Agreement between Craig T. Costello and the Company dated
           July 20, 1993.(i)
     10.14 Employment Agreement between William R. Kiefer and the Company dated
           July 21, 1993.(i)
     10.15 Employment Agreement between John H. Walker and the Company dated
           July 21, 1993.(i)
     10.16 Employment Agreement between Narendra M. Pathipati and the Company dated December 16, 1993.(i)
     10.17 Employment Agreement between Mac S. White and the Company dated July
           28, 1993.(i)
     10.18 Amendment dated August 5, 1993 to the Employment Agreement dated
           July 1, 1990 between Herbert Elish and the Company.(i)
     10.19 Amendment dated July 19, 1993 to the Employment Agreement dated June
           8, 1987 between David M. Gould and the Company.(i)
     10.20 Amendment dated July 21, 1993 to the Employment Agreement dated June
           8, 1987 between William C. Brenneisen and the Company. (i)
     10.21 Description of the Company's Performance Incentive Plan. (n)
     10.22 Amendments to the 1984 and 1989 Employee Stock Ownership Plans,
           effective May 26, 1994. (o)
     12    Statement Regarding Computation of Ratios.*
     21    Subsidiary of the Registrant. (m)
     23.1  Consent of Arthur Andersen LLP, independent public accountants.*
     23.2  Consent of Willkie Farr & Gallagher (included within Exhibit 5).*
     24    Powers of Attorney (included on Signature Page).**
     25    Statement on Form T-1 of Eligibility of Trustee.**
     99.1  Form of Letter of Transmittal.*
     99.2  Form of Notice of Guaranteed Delivery.*
     99.3  Form of Letter to Clients.*
     99.4  Form of Letter to Nominees.*

- --------

 * Filed herewith.

** Previously filed.
(a) Incorporated herein by reference to the Company's Registration Statement on Form S-1, filed May 3, 1989, Commission File No. 33-28515.
(b) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, filed March 27, 1990, Commission File No. 1-10244.
(c) Incorporated herein by reference to the Company's Current Report on Form 10-Q for the quarter ended June 30, 1995, Commission File No. 1-10244.
(d) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed March 30, 1995, Commission File No. 1-10244.
(e) Incorporated herein by reference to the Company's Current Report on Form 8-K, filed October 9, 1991, Commission File No. 1-10244.
(f) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992, filed August 14, 1992, Commission File No. 1-10244.

(g) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, filed April 1, 1991, Commission File No. 1-10244.
(h) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, filed August 13, 1993, Commission File No. 1-10244.
(i) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, filed March 30, 1994, Commission File No. 1-10244.
(j) Incorporated herein by reference to Amendment No. 2 to the Company's Registration Statement on Form S-2, filed February 9, 1993, Commission No. 33-53476.
(k) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, filed March 27, 1992, Commission File No. 1-10244.
(l) Incorporated herein by reference to Amendment No.2 to the Company's Registration Statement on Form S-2, filed October 6, 1995, Commission File No. 33-61345.
(m) Incorporated herein by reference to the Company's Registration Statement on Form S-4, filed July 27, 1995, Commission File No. 33-61345.
(n) Incorporated herein by reference to the caption "Annual Compensation" appearing on pages 11 and 12 of the Company's Definitive Proxy Statement dated April 25, 1995 for its 1995 Annual Meeting of Stockholders.
(o) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Commission File No. 33-61345.

  (b) Financial Statement Schedules:

    Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

ITEM 22. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the provisions, the foregoing provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this Prospectus pursuant to
Item 4, 10(b), 11 or 13 of Form S-4 of the Securities Act, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933. as amended, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Weirton, State of West Virginia, on August 8, 1996.

                                          WEIRTON STEEL CORPORATION

                                          /s/ William R. Kiefer

                                          By: William R. Kiefer

                                          Title: Vice President-Law and
                                          Secretary

  Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                         TITLE                DATE

                                        President and Chief
               *                         Executive Officer      August 8, 1996
- -------------------------------------    (principal
         RICHARD K. RIEDERER             executive officer)

               *                        Vice President-         August 8, 1996
- -------------------------------------    Finance and Chief
         EARL E. DAVIS, JR.              Financial Officer
                                         (principal
                                         financial officer)

                                        Chairman of the
               *                         Board of Directors     August 8, 1996
- -------------------------------------
           RICHARD E. BURT

                                        Director
               *                                                August 8, 1996
- -------------------------------------
            MICHAEL BOZIC

                                        Director
- -------------------------------------                           August   1996
           JAMES B. BRUHN

                                        Director
               *                                                August 8, 1996
- -------------------------------------
          CRAIG T. COSTELLO

                                        Director
- -------------------------------------                           August  , 1996
     ROBERT J. D'ANNIBALLE, JR.

                                        Director
- -------------------------------------                           August  , 1996
           MARK G. GLYPTIS

              SIGNATURE                         TITLE                DATE

                                        Director
- -------------------------------------                           August  , 1996
          PHILLIP A. KARBER

                                        Director
               *                                                August 8, 1996
- -------------------------------------
           JOSEPH J. NOWAK

                                        Director
               *                                                August 8, 1996
- -------------------------------------
          ROBERT S. REITMAN

                                        Director
- -------------------------------------                           August  , 1996
         RICHARD F. SCHUBERT

                                        Director
               *                                                August 8, 1996
- -------------------------------------
          THOMAS R. STURGES

                                        Director
               *                                                August 8, 1996
- -------------------------------------
            DAVID J. WANG

                                        Director
               *                                                August 8, 1996
- -------------------------------------
         RONALD C. WHITAKER

         /s/ Mark E. Kaplan             Controller
- -------------------------------------    (principal             August 8, 1996
           MARK E. KAPLAN                accounting officer)

      /s/ William R. Kiefer
*By: ___________________________
  WILLIAM R. KIEFER ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

  4.5 Indenture dated as of July 3, 1996 between the Company and Bankers Trust
       Company, as trustee relating to $125,000 principal amount at 11 3/8%
       Senior Notes due 2004, including form of Senior Note.**
  4.6 Registration Rights Agreement, dated as of July 3, 1996, among the
       Company and Lehman Brothers Inc. and Salomon Brothers Inc.**
  5   Opinion of Willkie Farr & Gallagher.*
 12   Statement Regarding Computation of Ratios.*
 23.1 Consent of Arthur Andersen LLP, independent public accountants.*
 23.2 Consent of Willkie Farr & Gallagher (included within Exhibit 5).*
 24   Powers of Attorney (included on Signature Page).**
 25   Statement on Form T-1 of Eligibility of Trustee.**
 99.1 Form of Letter of Transmittal.*
 99.2 Form of Notice of Guaranteed Delivery.*
 99.3 Form of Letter to Clients.*
 99.4 Form of Letter to Nominees.*

- --------

 * Filed herewith.

** Previously filed.